Exhibit 99.1

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the year ended October 31, 2013, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with our audited Consolidated Financial Statements and related Notes for the year ended October 31, 2013, as recast, to give effect to the following:

•	Changes to the Bank’s segmented information to give effect to the segment realignment which became effective on November 1, 2013, as further discussed in the Business Segment Analysis section of this MD&A, retrospectively applied to all periods presented.

•	Changes resulting from the adoption of new and amended standards under International Financial Reporting Standards (IFRS) as described under Current Changes in Accounting Policies in Note 4 to the Bank’s Consolidated Financial Statements (“New IFRS Standards and Amendments”), retrospectively applied beginning with the year ended October 31, 2012 or 2013, where applicable.

•	The impact of the January 31, 2014 stock dividend declared by the Bank of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares, as discussed in Note 21 to the Bank’s Consolidated Financial Statements, as if it was retrospectively applied to all periods presented.

Please refer to Note 1 to the Bank’s Consolidated Financial Statements for further details. The New IFRS Standards and Amendments have an immaterial impact on regulatory risk-weighted asset calculations, regulatory capital calculations, and regulatory capital ratios. As a result, these New IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented.

This MD&A is dated May 21, 2014 and has been recast from the previously filed version dated December 4, 2013 for the items described above.

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

	Financial results overview		Group Financial condition
8	Net Income	37	Balance Sheet Review
9	Revenue	38	Credit Portfolio Quality
13	Expenses	52	Capital Position
15	Taxes	60	Securitization and Off-Balance Sheet Arrangements
16	Quarterly Financial Information	63	Related-Party Transactions
		63	Financial Instruments
	Business segment analysis
18	Business Focus		Risk Factors and management
21	Canadian Retail	64	Risk Factors that May Affect Future Results
25	U.S. Retail	67	Managing Risk
29	Wholesale Banking
32	Corporate		Accounting standards and policies
		101	Critical Accounting Estimates
	2012 Financial Results overview	104	Future Changes in Accounting Policies
33	Summary of 2012 Performance	106	Controls and Procedures
35	2012 Financial Performance by Business Line
			ADDITIONAL FINANCIAL INFORMATION
		107	Additional Financial Information

Additional information relating to the Bank, including the Bank’s Annual Information Form, is available on the Bank’s website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov (EDGAR filers section).

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 1

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2013 MD&A under the headings “Economic Summary and Outlook”, for each business segment “Business Outlook and Focus for 2014” and in other statements regarding the Bank’s objectives and priorities for 2014 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; disruptions in or attacks (including cyber attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the impact of recent legislative and regulatory developments; the overall difficult litigation environment, including in the United States; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs for credit due to market illiquidity and competition for funding; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2013 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2014”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 2

Financial results overview

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had $862.0 billion in assets on October 31, 2013. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results – reported for the Bank.

TABLE 1: OPERATING RESULTS – REPORTED
(millions of Canadian dollars)
	2013	2012	2011
Net interest income	$16,074	$15,026	$13,661
Non-interest income[1]	11,185	10,520	10,179
Total revenue[1]	27,259	25,546	23,840
Provision for credit losses	1,631	1,795	1,490
Insurance claims and related expenses[1]	3,056	2,424	2,178
Non-interest expenses	15,069	14,016	13,047
Income before income taxes and equity in net income of an investment in
associate	7,503	7,311	7,125
Provision for income taxes	1,135	1,085	1,326
Equity in net income of an investment in associate, net of income taxes	272	234	246
Net income – reported	6,640	6,460	6,045
Preferred dividends	185	196	180
Net income available to common shareholders and non-controlling interests
in subsidiaries	$6,455	$6,264	$5,865
Attributable to:
Non-controlling interests	$105	$104	$104
Common shareholders	6,350	6,160	5,761
1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with this presentation.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 3

TABLE 2 : NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)
	2013	2012	2011
Operating results – adjusted
Net interest income[1]	$16,074	$15,062	$13,661
Non-interest income[2,3]	11,114	10,615	10,052
Total revenue	27,188	25,677	23,713
Provision for credit losses[4]	1,606	1,903	1,490
Insurance claims and related expenses[3]	3,056	2,424	2,178
Non-interest expenses[5]	14,390	13,180	12,373
Income before income taxes and equity in net income of an investment in associate	8,136	8,170	7,672
Provision for income taxes[6]	1,326	1,397	1,545
Equity in net income of an investment in associate, net of income taxes[7]	326	291	305
Net income – adjusted	7,136	7,064	6,432
Preferred dividends	185	196	180
Net income available to common shareholders and non-controlling interests
in subsidiaries – adjusted	6,951	6,868	6,252
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	105	104	104
Net income available to common shareholders – adjusted	6,846	6,764	6,148
Adjustments for items of note, net of income taxes
Amortization of intangibles[8]	(232)	(238)	(391)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[9]	57	(89)	128
Integration charges and direct transaction costs relating to U.S. Retail acquisitions[10]	–	(9)	(82)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[11]	–	–	13
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition[12]	–	(17)	(55)
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada[13]	(92)	(104)	–
Litigation and litigation-related charge/reserve[14]	(100)	(248)	–
Reduction of allowance for incurred but not identified credit losses[15]	–	120	–
Positive impact due to changes in statutory income tax rates[16]	–	18	–
Impact of Alberta flood on the loan portfolio[17]	(19)	–	–
Impact of Superstorm Sandy[18]	–	(37)	–
Restructuring charges[19]	(90)	–	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with respect
to Aeroplan Visa credit cards and the related acquisition of accounts[20]	(20)	–	–
Total adjustments for items of note	(496)	(604)	(387)
Net income available to common shareholders – reported	$6,350	$6,160	$5,761
1	Adjusted net interest income excludes the following items of note: 2012 – $36 million ($27 million after tax) of certain charges against revenue related to promotional-rate card origination activities, as explained in footnote 13.
2	Adjusted non-interest income excludes the following items of note: $71 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9; 2012 – $2 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 11; $89 million loss due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $3 million loss due to change in fair value of contingent consideration relating to Chrysler Financial, as explained in footnote 12, $1 million loss due to the impact of Superstorm Sandy, as explained in footnote 18; 2011 – $19 million gain due to change in fair value of CDS hedging the corporate loan book; $158 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $50 million loss due to change in fair value of contingent consideration relating to Chrysler Financial.
3	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with this presentation.
4	Adjusted provision for credit losses (PCL) excludes the following items of note: 2013 – $25 million due to the impact of the Alberta flood on the loan portfolio, as explained in footnote 17; 2012 – $162 million in adjustments to allowance for incurred but not identified credit losses in Canadian Retail, as explained in footnote 15; $54 million due to the impact of Superstorm Sandy, as explained in footnote 18.
5	Adjusted non-interest expenses exclude the following items of note: 2013 – $272 million amortization of intangibles, as explained in footnote 8; $125 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio, as explained in footnote 13; $127 million of litigation and litigation-related charges, as explained in footnote 14; $129 million due to the initiatives to reduce costs, as explained in footnote 19; $27 million of set-up costs in preparation for the affinity relationship with Aimia Inc. with respect to Aeroplan credit cards, as explained in footnote 20; 2012 – $277 million amortization of intangibles; $11 million of integration charges related to U.S. Retail acquisitions, as explained in footnote 10; $24 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition, as explained in footnote 12; $104 million of integration charges and direct transaction costs relating to the acquisition of the MBNA Canada credit card portfolio; $413 million of litigation and litigation related charges; $7 million due to the impact of Superstorm Sandy, as explained in footnote 18; 2011 – $496 million amortization of intangibles; $141 million of integration charges related to U.S. Retail acquisitions; $37 million of integration charges and direct transaction costs relating to the Chrysler Financial acquisition.
6	For a reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Income Taxes” section of this document.
7	Adjusted equity in net income of an investment in associate excludes the following items of note: 2013 – $54 million amortization of intangibles, as explained in footnote 8; 2012 – $57 million amortization of intangibles; 2011 – $59 million amortization of intangibles.
8	Amortization of intangibles primarily relates to the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services in 2007, the Commerce acquisition in 2008, the amortization of intangibles included in equity in net income of TD Ameritrade, the acquisition of the credit card portfolio of MBNA Canada in 2012, the acquisition of Target Corporation’s U.S. credit card portfolio in 2013, and the Epoch Investment Partners, Inc. acquisition in 2013. Amortization of software is recorded in amortization of other intangibles; however, amortization of software is not included for purposes of items of note, which only includes amortization of other intangibles acquired as a result of asset acquisitions and business combinations.
9	During 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
10	As a result of U.S. Retail acquisitions, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. The first quarter of 2012 was the last quarter U.S. Retail included any further integration charges or direct transaction costs as an item of note.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 4

11	The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged through the CDS is netted against this item of note.
12	As a result of the Chrysler Financial acquisition in Canada and the U.S., the Bank incurred integration charges and direct transaction costs. As well, the Bank experienced volatility in earnings as a result of changes in fair value of contingent consideration. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel costs, employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting a business combination and consist primarily of finders’ fees, advisory fees, and legal fees. Contingent consideration is defined as part of the purchase agreement, whereby the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Contingent consideration is recorded at fair value on the date of acquisition. Changes in fair value subsequent to acquisition are recorded in the Consolidated Statement of Income. Adjusted earnings exclude the gains and losses on contingent consideration in excess of the acquisition date fair value. While integration charges and direct transaction costs related to this acquisition were incurred for both Canada and the U.S., the majority of these charges relate to integration initiatives undertaken for U.S. Retail. The fourth quarter of 2012 was the last quarter U.S. Retail included any further Chrysler Financial-related integration charges or direct transaction costs as an item of note.
13	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges and direct transaction costs. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication, rebranding and certain charges against revenue related to promotional-rate card origination activities), integration-related travel costs, employee severance costs, the cost of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Direct transaction costs are expenses directly incurred in effecting the business combination and consist primarily of finders’ fees, advisory fees and legal fees. Integration charges and direct transaction costs related to this acquisition are incurred by Canadian Retail. The integration charges to date are higher than what was anticipated when the transaction was announced. The elevated spending is primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business.
14	As a result of certain adverse judgments and settlements in the U.S. in 2012 and after continued evaluation of this portfolio of cases throughout that year, the Bank took prudent steps to determine, in accordance with applicable accounting standards, that the litigation provision of $413 million ($248 million after tax) was required. In 2013, the Bank further reassessed its litigation provisions and determined that additional litigation and litigation-related charges of $97 million ($70 million after tax) and $30 million ($30 million after tax) were required as a result of recent developments and settlements reached in the U.S.
15	Excluding the impact related to the credit card portfolio of MBNA Canada and other consumer loan portfolios (which is recorded in Canadian Retail), “Reduction of allowance for incurred but not identified credit losses”, formerly known as “General allowance increase (release) in Canadian Retail and Wholesale Banking” was $162 million ($120 million after tax) in fiscal 2012, all of which was attributable to the Wholesale Banking and non-MBNA related Canadian Retail loan portfolios. Beginning in 2013, the change in the “allowance for incurred but not identified credit losses” in the normal course of business is included in Corporate segment net income and is no longer be recorded as an item of note.
16	This represents the impact of changes in the income tax statutory rate on net deferred income tax balances.
17	In the third quarter of 2013, the Bank recorded a provision for credit losses of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. The reduction in the provision reflects an updated estimate incorporating more current information regarding the extent of damage, actual delinquencies in impacted areas, and greater certainty regarding payments to be received under the Alberta Disaster Recovery Program and from property and default insurance.
18	The Bank provided $62 million ($37 million after tax) in fiscal 2012 for certain estimated losses resulting from Superstorm Sandy which primarily relate to an increase in provision for credit losses, fixed asset impairments and charges against revenue relating to fee reversals.
19	The Bank undertook certain measures commencing in the fourth quarter of 2013, which are expected to continue through fiscal year 2014, to reduce costs in a sustainable manner and achieve greater operational efficiencies. To implement these measures, the Bank recorded a provision of $129 million ($90 million after tax) for restructuring initiatives related primarily to retail branch and real estate optimization initiatives.
20	On September 16, 2013, the Bank (i) confirmed that it had entered into an agreement pursuant to which TD will become the primary issuer of Aeroplan Visa credit cards commencing on January 1, 2014 (the “affinity relationship”); and (ii) announced that the Bank will acquire approximately 50% of the existing Aeroplan credit card portfolio from CIBC. During the fourth quarter of 2013, in preparation for the affinity relationship with Aimia Inc. and the expected acquisition of part of the CIBC credit card portfolio, the Bank incurred program set-up costs related to information technology, external professional consulting, marketing, training, and program management. These costs are included as an item of note in the Canadian Retail segment.

TABLE 3: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)
	2013	2012	2011
Basic earnings per share – reported	$3.46	$3.40	$3.25
Adjustments for items of note[2]	0.26	0.33	0.22
Basic earnings per share – adjusted	$3.72	$3.73	$3.47

Diluted earnings per share – reported	$3.44	$3.38	$3.21
Adjustments for items of note[2]	0.27	0.33	0.22
Diluted earnings per share – adjusted	$3.71	$3.71	$3.43
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)
	2013	2012	2011
Canada Trust	$–	$–	$168
TD Bank, N.A.	117	122	134
TD Ameritrade (included in equity in net income of an investment in associate)	54	57	59
MBNA	36	33	–
Other	25	26	30
	$232	$238	$391
Software	176	141	116
Amortization of intangibles, net of income taxes	$408	$379	$507
1	Amortization of intangibles, with the exception of software, are included as items of note. For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 5

ECONOMIC PROFIT AND RETURN ON COMMON EQUITY

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 (CET1) ratio. The return measures for business segments reflect a return on common equity methodology.

The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average common equity. The rate used in the charge for average common equity is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s common equity. The Bank’s goal is to achieve positive and growing economic profit.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity. ROE is a percentage rate and is a variation of economic profit which is a dollar measure. When ROE exceeds the equity cost of capital, economic profit is positive.

Economic profit and adjusted ROE are non-GAAP financial measures as these are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: ECONOMIC PROFIT AND RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)
	2013	2012	2011
	Return on	Return on	Return on
	common	common	invested
	equity	equity	capital
Average common equity	$44,791	$41,102	$35,568
Average cumulative goodwill and other intangibles amortized, net of income taxes	n/a1	n/a1	5,309
Average common equity/Average invested capital	$44,791	$41,102	$40,877
Rate charged for average common equity/Average invested capital	9.0%	9.0%	9.0%
Charge for average common equity/Average invested capital	$4,031	$3,699	$3,679
Net income available to common shareholders – reported	$6,350	$6,160	$5,761
Items of note impacting income, net of income taxes[2]	496	604	387
Net income available to common shareholders – adjusted	$6,846	$6,764	$6,148
Economic profit[3]	$2,815	$3,065	$2,469
Return on common equity – adjusted/Return on invested capital	15.3%	16.5%	15.0%
1	Not applicable.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported net income” table in the “Financial Results Overview” section of this document.
3	Economic profit is calculated based on average common equity. Prior to 2012, economic profit was calculated based on average invested capital. Had this change been done on a retroactive basis, economic profit for the Bank, calculated based on average common equity, would have been $2,947 million for 2011.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 6

SIGNIFICANT EVENTS IN 2013

Acquisition of Target Corporation’s U.S. Credit Card Portfolio

On March 13, 2013, the Bank, through its subsidiary, TD Bank USA, N.A., acquired substantially all of Target Corporation’s existing U.S. Visa and private label credit card portfolios (Target), with a gross outstanding balance of $5.8 billion. TD Bank USA, N.A. also entered into a seven-year program agreement under which it will become the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target Corporation's U.S. customers.

Under the terms of the program agreement, the Bank and Target Corporation share in the profits generated by the portfolios. Target Corporation is responsible for all elements of operations and customer service, and bears most of the operating costs to service the assets. The Bank controls risk management policies and regulatory compliance, and bears all costs relating to funding the receivables for existing Target Visa accounts and all existing and newly issued Target private label accounts in the U.S. The Bank accounted for the purchase as an asset acquisition. The results of the acquisition from the acquisition date to October 31, 2013 have been recorded in the U.S. Retail segment.

At the date of acquisition the Bank recorded the credit card receivables acquired at their fair value of $5.7 billion and intangible assets totalling $98 million. The gross amount of revenue and credit losses have been recorded on the Consolidated Statement of Income since that date. Target Corporation shares in a fixed percentage of the revenue and credit losses incurred. Target Corporation’s net share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to, Target Corporation are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

Acquisition of Epoch Investment Partners, Inc.

On March 27, 2013, the Bank acquired 100% of the outstanding equity of Epoch Holding Corporation including its wholly-owned subsidiary Epoch Investment Partners, Inc. (Epoch), a New York-based asset management firm. Epoch was acquired for cash consideration of $674 million. Epoch Holding Corporation shareholders received US$28 in cash per share.

The acquisition was accounted for as a business combination under the purchase method. The results of the acquisition from the acquisition date have been consolidated with the Bank’s results and are reported in the U.S. Retail segment. As at March 27, 2013, the acquisition contributed $34 million of tangible assets, and $9 million of liabilities. The excess of consideration over the fair value of the acquired net assets of $649 million has been allocated to customer relationship intangibles of $149 million and goodwill of $500 million. Goodwill is not expected to be deductible for tax purposes. For the year ended October 31, 2013, the acquisition contributed $96 million to revenue and $2 million to net income.

Sale of TD Waterhouse Institutional Services

On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million, subject to certain price adjustment mechanisms. The effects of the sale will be recorded in the first quarter of fiscal 2014.

Agreement with Aimia Inc. and Acquisition of certain CIBC Aeroplan Credit Card Accounts

On August 12, 2013, the Bank and Aimia Inc. (Aimia) announced that the Bank will become the primary credit card issuer for Aeroplan, a loyalty program owned by Aimia, starting on January 1, 2014. On September 16, 2013, the Bank, Aimia, and the Canadian Imperial Bank of Commerce (CIBC) jointly announced agreements under which the Bank will also acquire approximately 50% of CIBC’s existing Aeroplan credit card portfolio, which will primarily include accounts held by customers who do not have an existing retail banking relationship with CIBC. The Bank expects to acquire approximately 550,000 cardholder accounts, representing approximately $3 billion in card balances and $20 billion in annual retail spend. The Bank will pay a purchase price of par plus $50 million for the CIBC Aeroplan accounts. In addition, the Bank will pay CIBC a further $112.5 million plus HST over three years under a commercial subsidy agreement. Depending on the migration of Aeroplan-branded credit card accounts between CIBC and TD over the next five years, TD, Aimia, and CIBC have agreed to make additional potential payments of up to $400 million. TD will be responsible for, or entitled to receive, up to $300 million of these potential payments.

Additionally, TD will make a $100 million upfront payment to Aimia to assist in the development and maintenance of the new Distinction program. The minimum miles purchase commitment is a five-year volume commitment based on miles purchases by TD and CIBC. These payments by TD, in aggregate, would not exceed $95 million. Also, TD and Aimia will undertake a joint marketing spend of approximately $140 million in the first four years of the program to support the new Aeroplan Visa co-branded credit cards and program features.

The CIBC portfolio acquisition is subject to customary closing conditions and is expected to close in the first quarter of fiscal 2014.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 7

FINANCIAL RESULTS OVERVIEW

Net Income

AT A GLANCE OVERVIEW

•	Reported net income was $6,640 million, an increase of $180 million, or 3%, compared with last year.
•	Adjusted net income was $7,136 million, an increase of $72 million, or 1%, compared with last year.

Reported net income for the year was $6,640 million, an increase of $180 million, or 3%, compared with $6,460 million last year. Adjusted net income for the year was $7,136 million, an increase of $72 million, or 1%, compared with $7,064 million last year. The increase in adjusted net income was due to higher earnings in the U.S. Retail and Canadian Retail segments, partially offset by lower earnings in Wholesale Banking. U.S. Retail net income increased primarily due to strong loan and deposit volume growth, the Target and Epoch acquisitions, and higher gains on sales of securities and debt securities classified as loans, partially offset by higher expenses to support business growth and lower core margins. Canadian Retail net income increased primarily due to loan and deposit volume growth, higher wealth assets, lower credit losses, and effective expense management, partially offset by higher insurance claims. Wholesale Banking net income decreased primarily due to lower trading-related revenue and lower security gains in the investment portfolio.

Reported diluted earnings per share for the year were $3.44 this year, a 2% increase, compared with $3.38 last year. Adjusted diluted earnings per share for the year were $3.71, unchanged from last year.

Impact of Foreign Exchange Rate on U.S. Retail and TD Ameritrade Translated Earnings

U.S. Retail segment earnings are impacted by fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the year ended October 31, 2013, compared with last year, as shown in the table below.

TABLE 6: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)
	2013 vs. 2012	2012 vs. 2011
U.S. Retail
Increased total revenue − reported	$117	$114
Increased total revenue − adjusted	117	114
Increased non-interest expenses − reported	78	82
Increased non-interest expenses − adjusted	79	71
Increased net income − reported, after tax	24	20
Increased net income − adjusted, after tax	23	26
TD Ameritrade
Increase in share of earnings, after tax	$3	$5
Increase in basic earnings per share − reported (dollars)	$0.01	$0.01
Increase in basic earnings per share − adjusted (dollars)	$0.01	$0.02

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 8

FINANCIAL RESULTS OVERVIEW

Revenue

AT A GLANCE OVERVIEW

•  Reported revenue[1] was $27,259 million, an increase of $1,713 million, or 7%, compared with last year.

•  Adjusted revenue[1] was $27,188 million, an increase of $1,511 million, or 6%, compared with last year.

•  Reported net interest income increased by $1,048 million, or 7%, compared with last year.

•  Adjusted net interest income increased by $1,012 million, or 7%, compared with last year.

•  Reported non-interest income[1] increased by $665 million, or 6%, compared with last year.

•  Adjusted non-interest income[1] increased by $499 million, or 5%, compared with last year.

NET INTEREST INCOME

Net interest income for the year on a reported and adjusted basis was $16,074 million, an increase of $1,048 million, or 7%, on a reported basis, and an increase of $1,012 million, or 7%, on an adjusted basis. The increase in adjusted net interest income was driven primarily by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. U.S. Retail net interest income increased primarily due to the inclusion of revenue from Target and strong loan and deposit volume growth, partially offset by lower core margin and loan accretion. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and higher mortgage refinancing revenue, partially offset by lower margin. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

NET INTEREST MARGIN

Net interest margin declined by 3 basis points (bps) in the year to 2.20% from 2.23% last year. Lower margin in Canadian Retail was partially offset by a higher margin in U.S. Retail. The U.S. Retail margin rose due to the impact of Target, partially offset by core margin compression.

1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 9

TABLE 7: NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1,2]
(millions of Canadian dollars, except as noted)
			2013			2012			2011
	Average		Average	Average		Average	Average		Average
	balance	Interest[3]	rate	balance	Interest[3]	rate	balance	Interest[3]	rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada	$4,552	$23	0.51%	$8,950	$41	0.46%	$5,580	$52	0.93%
U.S.	17,748	32	0.18	13,580	42	0.31	13,438	316	2.35
Securities
Trading
Canada	54,390	1,398	2.57	48,342	1,332	2.76	40,561	1,129	2.78
U.S.	16,781	321	1.91	13,201	231	1.75	8,948	148	1.65
Non-trading
Canada	20,554	336	1.63	18,855	288	1.53	16,157	212	1.31
U.S.	66,675	1,384	2.08	66,089	1,671	2.53	61,497	1,299	2.11
Securities purchased under reverse
repurchase agreements
Canada	24,207	230	0.95	25,944	249	0.96	22,145	193	0.87
U.S.	31,422	94	0.30	27,025	90	0.33	24,016	77	0.32
Loans
Mortgages[4]
Canada	176,856	5,390	3.05	163,016	5,141	3.15	145,052	5,040	3.47
U.S.	41,744	1,710	4.10	36,910	1,671	4.53	32,947	1,524	4.63
Consumer instalment and other personal
Canada	91,729	4,718	5.14	93,622	5,270	5.63	93,667	5,348	5.71
U.S.	26,206	1,016	3.88	22,568	1,018	4.51	17,288	864	5.00
Credit card
Canada	14,582	1,828	12.54	14,128	1,699	12.03	8,139	965	11.86
U.S.	4,697	834	17.76	1,043	124	11.89	855	109	12.75
Business and government[4]
Canada	43,025	1,243	2.89	32,287	1,111	3.44	26,412	1,045	3.96
U.S.	33,452	1,340	4.01	29,451	1,362	4.62	25,295	1,525	6.03
International	62,180	718	1.15	59,101	898	1.52	51,144	1,063	2.08
Total interest-earning assets	$730,800	$22,615	3.09%	$674,112	$22,238	3.30%	$593,141	$20,909	3.53%

Interest-bearing liabilities
Deposits
Personal
Canada	$168,369	$1,660	0.99%	$160,947	$1,819	1.13%	$150,802	$1,886	1.25%
U.S.	130,378	211	0.16	119,605	264	0.22	102,345	254	0.25
Banks
Canada	6,134	11	0.18	4,984	28	0.56	3,983	27	0.68
U.S.	6,565	14	0.21	5,278	10	0.19	5,622	12	0.21
Business and government5.6
Canada	120,426	1,270	1.05	113,066	1,303	1.15	89,675	1,046	1.17
U.S.	111,787	1,248	1.12	88,962	1,226	1.38	78,879	1,150	1.46
Subordinated notes and debentures	8,523	447	5.24	11,509	612	5.32	12,403	663	5.35
Obligations related to securities sold
short and under repurchase agreements
Canada	40,874	472	1.15	37,875	432	1.14	26,333	367	1.39
U.S.	37,534	102	0.27	30,161	96	0.32	23,797	71	0.30
Liabilities for preferred shares and
capital trust securities	134	6	4.48	2,253	174	7.72	2,811	208	7.40
Securitization liabilities[7]	50,591	927	1.83	53,032	1,026	1.93	52,823	1,235	2.34
Other liabilities[8]
Canada	5,563	79	1.42	5,523	78	1.41	6,185	89	1.44
International	19,766	94	0.48	17,964	144	0.80	17,848	240	1.34
Total interest-bearing liabilities	$706,644	$6,541	0.93%	$651,159	$7,212	1.11%	$573,506	$7,248	1.26%
Total net interest income on average
earning assets	$730,800	$16,074	2.20%	$674,112	$15,026	2.23%	$593,141	$13,661	2.30%
1	Net interest income includes dividends on securities.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
4	Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $24 million (2012 – $25 million, 2011 – $259 million) and amortized cost of $24 million (2012 – $25 million, 2011 – $253 million), and loans designated at fair value through profit or loss of $9 million (2012 – $13 million, 2011 – $14 million) and amortized cost of nil (2012 – nil, 2011 – $5 million).
5	Includes trading deposits with a fair value of $50,967 million (2012 – $38,774 million, 2011 – $29,613 million).
6	Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $821 million (2012 – $834 million, 2011 – $762 million).
7	Includes securitization liabilities designated at fair value through profit or loss of $21,960 million (2012 – $25,324 million, 2011 – $27,725 million) and related amortized cost of $21,757 million (2012 – $24,600 million, 2011 – $26,578 million). Also includes securitization liabilities at amortized cost of $25,144 million (2012 – $25,224 million, 2011 – $25,133 million).
8	Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $5.1 billion (2012 – $4.6 billion, 2011 – $5.1 billion).
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 10

The table below presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/interest rate variance have been allocated to average interest rate.

TABLE 8: ANALYSIS OF CHANGE IN NET INTEREST INCOME[1,2]
(millions of Canadian dollars)
	2013 vs. 2012			2012 vs. 2011
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada	$(20)	$2	$(18)	$32	$(43)	$(11)
U.S.	13	(23)	(10)	3	(277)	(274)
Securities
Trading
Canada	166	(100)	66	216	(13)	203
U.S.	62	28	90	70	13	83
Non-trading
Canada	26	22	48	36	40	76
U.S.	14	(301)	(287)	97	275	372
Securities purchased under reverse
repurchase agreements
Canada	(16)	(3)	(19)	33	23	56
U.S.	14	(10)	4	10	3	13
Loans
Mortgages[3]
Canada	436	(187)	249	624	(523)	101
U.S.	219	(180)	39	183	(36)	147
Consumer instalment and other personal
Canada	(106)	(446)	(552)	(2)	(76)	(78)
U.S.	164	(166)	(2)	264	(110)	154
Credit card
Canada	55	74	129	710	24	734
U.S.	435	275	710	24	(9)	15
Business and government[3]
Canada	370	(238)	132	233	(167)	66
U.S.	185	(207)	(22)	251	(414)	(163)
International	65	(245)	(180)	91	(256)	(165)
Total interest-earning assets	$2,082	$(1,705)	$377	$2,875	$(1,546)	$1,329

Interest-bearing liabilities
Deposits
Personal
Canada	$(85)	$244	$159	$(127)	$194	$67
U.S.	(24)	77	53	(43)	33	(10)
Banks
Canada	(6)	23	17	(6)	5	(1)
U.S.	(2)	(2)	(4)	1	1	2
Business and government[4,5]
Canada	(85)	118	33	(274)	17	(257)
U.S.	(315)	293	(22)	(147)	71	(76)
Subordinated notes and debentures	159	6	165	48	3	51
Obligations related to securities sold
short and under repurchase agreements
Canada	(34)	(6)	(40)	(161)	96	(65)
U.S.	(24)	18	(6)	(19)	(6)	(25)
Liabilities for preferred shares and
capital trust securities	168	–	168	41	(7)	34
Securitization liabilities[6]	32	67	99	(5)	214	209
Other liabilities[7]
Canada	(1)	–	(1)	10	1	11
International	(23)	73	50	4	92	96
Total interest-bearing liabilities	$(240)	$911	$671	$(678)	$714	$36
Total net interest income on average
earning assets	$1,842	$(794)	$1,048	$2,197	$(832)	$1,365
1	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
3	Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $24 million (2012 – $25 million, 2011 – $259 million) and amortized cost of $24 million (2012 – $25 million, 2011 – $253 million), and loans designated at fair value through profit or loss of $9 million (2012 – $13 million, 2011 – $14 million) and amortized cost of nil (2012 – nil, 2011 – $5 million).
4	Includes trading deposits with a fair value of $50,967 million (2012 – $38,774 million, 2011 – $29,613 million).
5	Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts of $821 million (2012 – $834 million, 2011 – $762 million).
6	Includes securitization liabilities designated at fair value through profit or loss of $21,960 million (2012 – $25,324 million, 2011 – $27,725 million) and related amortized cost of $21,757 million (2012 – $24,600 million, 2011 – $26,578 million). Also includes securitization liabilities at amortized cost of $25,144 million (2012 – $25,224 million, 2011 – $25,133 million).
7	Other liabilities includes asset-backed commercial paper and term notes with an amortized cost of $5.1 billion (2012 – $4.6 billion, 2011 – $5.1 billion).
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 11

NON-INTEREST INCOME1

Non-interest income for the year on a reported basis was $11,185 million, an increase of $665 million, or 6%, compared with last year. Adjusted non-interest income for the year was $11,114 million, an increase of $499 million, or 5%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the U.S. Retail and Canadian Retail segments, partially offset by declines in the Wholesale Banking and Corporate segments. U.S. Retail non-interest income increased primarily due to the inclusion of revenue from Target and Epoch, higher fee-based revenue, and higher gains on sales of securities and debt securities classified as loans. Canadian Retail non-interest income increased primarily due to wealth asset growth, higher volume-related fee growth, and strong direct investing trading volumes. Wholesale Banking non-interest income decreased primarily due to lower security gains in the investment portfolio and lower mergers and acquisitions (M&A) and advisory fees. Corporate segment non-interest income decreased primarily due to lower gains from treasury and other hedging activities.

TABLE 9: NON-INTEREST INCOME
(millions of Canadian dollars)
				2013 vs. 2012
	2013	2012	2011	% change
Investment and securities services
TD Waterhouse fees and commissions	$406	$384	$459	6%
Full-service brokerage and other securities services	596	562	631	6
Underwriting and advisory	365	437	378	(16)
Investment management fees	326	241	215	35
Mutual fund management	1,141	997	941	14
Total investment and securities services	2,834	2,621	2,624	8
Credit fees	785	745	671	5
Net securities gains	304	373	393	(18)
Trading income (loss)	(279)	(41)	(127)	(580)
Service charges	1,863	1,775	1,602	5
Card services	1,345	1,039	959	29
Insurance revenue[1]	3,734	3,537	3,345	6
Trust fees	148	149	154	(1)
Other income	451	322	558	40
Total	$11,185	$10,520	$10,179	6%
1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.

TRADING-RELATED INCOMe

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Trading-related income decreased by $73 million, or 7% from 2012. The decrease was primarily in equity and other portfolios, partially offset by an increase in interest rate and credit portfolios compared to the prior year. Equity and other portfolios decreased as the prior year included gains on trading positions that were previously considered impaired. Interest rate and credit trading improved on increased client activity in 2013.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which drives the funding costs of the Bank’s trading portfolios. Generally, as interest rates rise, net interest income declines and trading income reported in non-interest income increases. Management believes that the total trading-related income is the appropriate measure of trading performance.

TABLE 10: TRADING-RELATED INCOME
(millions of Canadian dollars)
	2013	2012	2011
Net interest income	$1,231	$1,050	$818
Trading income (loss)	(279)	(41)	(127)
Financial instruments designated at fair value through profit or loss[1]	(6)	10	4
Total trading-related income (loss)	$946	$1,019	$695
By product
Interest rate and credit portfolios	$557	$534	$212
Foreign exchange portfolios	368	374	428
Equity and other portfolios	27	101	51
Financial instruments designated at fair value through profit or loss[1]	(6)	10	4
Total trading-related income (loss)	$946	$1,019	$695
1	Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 12

FINANCIAL RESULTS OVERVIEW

Expenses

AT A GLANCE OVERVIEW

•  Reported non-interest expenses were $15,069 million, an increase of $1,053 million, or 8%, compared with last year.

•  Adjusted non-interest expenses were $14,390 million, an increase of $1,210 million, or 9%, compared with last year.

•   Reported efficiency ratio[1] worsened to 55.3% compared with 54.9% last year.

•   Adjusted efficiency ratio[1] worsened to 52.9% compared with 51.3% last year.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $15,069 million, an increase of $1,053 million, or 8%, compared with last year. Adjusted non-interest expenses were $14,390 million, an increase of $1,210 million, or 9%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the U.S. Retail, Canadian Retail, and Corporate segments. U.S. Retail expenses increased primarily due to increased expenses related to Target, investments in new stores, and other planned initiatives, partially offset by productivity gains. Canadian Retail expenses increased primarily due to higher employee-related costs including higher revenue-based variable expenses in the wealth business, investment in initiatives to grow the business, and volume growth, partially offset by productivity gains. Corporate segment expenses increased primarily due to higher pension and strategic initiative costs.

EFFICIENCY RATIO[1]

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio worsened to 55.3%, compared with 54.9% last year. The adjusted efficiency ratio worsened to 52.9%, compared with 51.3% last year primarily due to lower revenue in Wholesale Banking.

1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 13

TABLE 11: NON-INTEREST EXPENSES AND EFFICIENCY RATIO
(millions of Canadian dollars, except as noted)
				2013 vs. 2012
	2013	2012	2011	% change
Salaries and employee benefits
Salaries	$4,751	$4,647	$4,319	2
Incentive compensation	1,634	1,561	1,448	5
Pension and other employee benefits	1,266	1,051	962	20
Total salaries and employee benefits	7,651	7,259	6,729	5
Occupancy
Rent	755	704	659	7
Depreciation	330	324	306	2
Property tax	65	57	56	14
Other	306	289	264	6
Total occupancy	1,456	1,374	1,285	6
Equipment
Rent	216	210	218	3
Depreciation	188	184	161	2
Other	443	431	422	3
Total equipment	847	825	801	3
Amortization of other intangibles	521	477	657	9
Marketing and business development	685	668	593	3
Restructuring costs	129	–	–	100
Brokerage-related fees	317	296	320	7
Professional and advisory services	1,009	925	944	9
Communications	281	282	271	–
Other expenses
Capital and business taxes	147	149	154	(1)
Postage	201	196	177	3
Travel and relocation	186	175	172	6
Other	1,639	1,390	944	18
Total other expenses	2,173	1,910	1,447	14
Total expenses	$15,069	$14,016	$13,047	8
Efficiency ratio – reported[1]	55.3%	54.9%	54.7%	40	bps
Efficiency ratio – adjusted[1]	52.9	51.3	52.2	160

1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts, including certain ratios, have been recast to conform with the current period presentation.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 14

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased by $111 million, or 5%, from 2012. Income tax expense, on a reported basis, was up $50 million, or 5%, from 2012. Other taxes were up $61 million, or 6%, from 2012. Adjusted total income and other taxes were down $10 million from 2012. Total income tax expense, on an adjusted basis, was down $71 million, or 5%, from 2012.

The Bank’s effective income tax rate on a reported basis was 15.1% for 2013, compared with 14.8% in 2012.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $168 million in the year, compared to $131 million in 2012, was not part of the Bank’s tax rate.

TABLE 12: INCOME TAXES
(millions of Canadian dollars, except as noted)
		2013		2012		2011
Income taxes at Canadian statutory income tax rate	$1,970	26.3%	$1,933	26.4%	$2,005	28.1%
Increase (decrease) resulting from:
Dividends received	(253)	(3.4)	(262)	(3.6)	(214)	(3.0)
Rate differentials on international operations	(487)	(6.5)	(483)	(6.6)	(468)	(6.6)
Tax rate changes	–	–	(18)	(0.2)	–	–
Other	(95)	(1.3)	(85)	(1.2)	3	0.1
Provision for income taxes and effective income
tax rate – reported	$1,135	15.1%	$1,085	14.8%	$1,326	18.6%

The Bank’s adjusted effective tax rate was 16.3% for 2013, compared with 17.1% in 2012. The year-over-year decrease was largely due to a relative size and nature of items of note.

TABLE 13: NON-GAAP FINANCIAL MEASURES – RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES
(millions of Canadian dollars, except as noted)
	2013	2012	2011
Provision for income taxes – reported	$1,135	$1,085	$1,326
Adjustments for items of note: Recovery of (provision for) incomes taxes[1,2]
Amortization of intangibles	94	96	164
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(14)	–	(30)
Integration charges and direct transaction costs relating to U.S. Retail acquisitions	–	2	59
Fair value of credit default swaps hedging the corporate loan book, net of provision for
credit losses	–	2	(6)
Integration charges, direct transaction costs, and changes in fair value of contingent
consideration relating to the Chrysler Financial acquisition	–	10	32
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada	33	36	–
Litigation and litigation-related charge/reserve	26	165	–
Reduction of allowance for incurred but not identified credit losses	–	(42)	–
Positive impact due to changes in statutory income tax rates	–	18	–
Impact of Alberta flood on the loan portfolio	6	–	–
Impact of Superstorm Sandy	–	25	–
Restructuring charges	39	–	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia with
respect to Aeroplan Visa credit cards and the related acquisition of accounts	7	–	–
Total adjustments for items of note	191	312	219
Provision for income taxes – adjusted	1,326	1,397	1,545
Other taxes
Payroll	404	383	367
Capital and premium	140	141	147
GST, HST and provincial sales	380	352	339
Municipal and business	169	156	149
Total other taxes	1,093	1,032	1,002
Total taxes – adjusted	$2,419	$2,429	$2,547
Effective income tax rate – adjusted[3]	16.3%	17.1%	20.1%
1	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 15

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2013 PERFORMANCE SUMMARY

Reported net income for the quarter was $1,616 million, an increase of $22 million, or 1%, compared with the fourth quarter last year. Adjusted net income for the quarter was $1,815 million, an increase of $61 million, or 3%, compared with the fourth quarter last year. Reported diluted earnings per share for the quarter were $0.84, compared with $0.83 in the fourth quarter last year. Adjusted diluted earnings per share for the quarter were $0.95, compared with $0.91 in the fourth quarter last year.

Revenue for the quarter was $7,000 million, an increase of $423 million, or 6%, on a reported basis, and $7,017 million on an adjusted basis, an increase of $403 million, or 6%, compared with the fourth quarter last year. The increase in adjusted revenue was driven by increases in the U.S. Retail and Canadian Retail segments, partially offset by decreases in the Wholesale Banking and Corporate segments. U.S. Retail revenue increased primarily due to the inclusion of revenue from Target and Epoch and strong organic loan and deposit growth, partially offset by lower margin. Canadian Retail revenue increased primarily due to wealth asset growth and insurance premium growth. Wholesale Banking revenue decreased due to lower security gains in the investment portfolio partially offset by higher trading-related revenue. Corporate segment revenue decreased primarily due to lower gains from treasury and other hedging activities.

Provision for credit losses for the quarter was $352 million, a decrease of $213 million, or 38%, on a reported basis, and $392 million on an adjusted basis, a decrease of $119 million, or 23%, compared with the fourth quarter last year. The decrease was primarily driven by decreases in the Canadian Retail and U.S. Retail segments. Canadian Retail PCL decreased primarily due to favourable credit performance, lower bankruptcies, and elevated PCL in the fourth quarter last year due to an adjustment related to past due accounts. U.S. Retail PCL decreased primarily due to impact of the new regulatory guidance recorded in the fourth quarter last year and improved credit quality of commercial loans, partially offset by provisions for credit card loans acquired from Target and increased provisions in auto loans.

Non-interest expenses for the quarter were $4,164 million, an increase of $553 million, or 15%, on a reported basis, and $3,890 million on an adjusted basis, an increase of $392 million, or 11%, compared with the fourth quarter last year. The increase in adjusted non-interest expenses was primarily driven by an increase in U.S. Retail due to increased expenses related to Target, investments in new stores, and other growth initiatives, partially offset by productivity gains.

The Bank’s reported effective tax rate was 13.4% for the quarter, compared with 10.3% in the same quarter last year. The year-over-year increase was largely due to a decrease in earnings reported by our subsidiaries operating in jurisdictions with lower tax rates. The Bank’s adjusted effective tax rate was 15.0% for the quarter, compared with 12.3% in the same quarter last year. The year-over-year increase was largely due to a decrease in earnings reported by our subsidiaries operating in jurisdictions with lower tax rates.

QUARTERLY TREND ANALYSIS

The Bank has had solid underlying adjusted earnings growth over the past eight quarters. Canadian Retail earnings have been solid with good loan and deposit volume growth, higher fee-based revenue driven by wealth asset growth, the acquisition of the credit card portfolio of MBNA Canada, and better credit performance, partially offset by lower margin and unfavourable prior years’ claims development related to the Ontario auto insurance market and higher insurance claims from weather-related events. U.S. Retail earnings have benefited from strong organic loan and deposit volume growth, elevated security gains, and the inclusions of Target and Epoch, partially offset by lower core margin and higher expenses to support business growth. The earnings contribution from the Bank’s reported investment in TD Ameritrade has increased over the past two years primarily due to higher base earnings in TD Ameritrade. After a relatively strong 2012, Wholesale Banking earnings have been trending downwards in 2013 primarily due to reduced security gains and capital market activity.

The Bank’s earnings have seasonal impacts, principally the second quarter being affected by fewer business days.

The Bank’s earnings are also impacted by market-driven events and changes in foreign exchange rates.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 16

TABLE 14: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)
					For the three months ended
	2013				2012
	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
Net interest income	$4,183	$4,145	$3,901	$3,845	$3,842	$3,817	$3,680	$3,687
Non-interest income[1]	2,817	2,940	2,706	2,722	2,735	2,669	2,582	2,534
Total revenue	7,000	7,085	6,607	6,567	6,577	6,486	6,262	6,221
Provision for credit losses	352	477	417	385	565	438	388	404
Insurance claims and related expenses[1]	711	1,140	609	596	688	645	512	579
Non-interest expenses	4,164	3,771	3,632	3,502	3,611	3,475	3,376	3,554
Provision for (recovery of) income taxes	238	249	289	359	176	289	350	270
Equity in net income of an investment in
associate, net of income taxes	81	75	57	59	57	62	54	61
Net income – reported	1,616	1,523	1,717	1,784	1,594	1,701	1,690	1,475
Adjustments for items of note, net of
income taxes[2]
Amortization of intangibles	59	59	58	56	60	59	59	60
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	15	(70)	22	(24)	35	–	9	45
Integration charges and direct transaction
costs relating to U.S. Retail acquisitions	–	–	–	–	–	–	–	9
Fair value of credit default swaps hedging the
corporate loan book, net of provision for
credit losses	–	–	–	–	–	(2)	1	1
Integration charges, direct transaction costs,
and changes in fair value of contingent
consideration relating to the Chrysler
Financial acquisition	–	–	–	–	3	6	3	5
Integration charges and direct transaction
costs relating to the acquisition of the credit
card portfolio of MBNA Canada	14	24	30	24	25	25	30	24
Litigation and litigation-related charge/reserve	30	–	–	70	–	77	–	171
Reduction of allowance for incurred but not
identified credit losses	–	–	–	–	–	(30)	(59)	(31)
Positive impact due to changes in statutory
income tax rates	–	–	–	–	–	(18)	–	–
Impact of Alberta flood on the loan portfolio	(29)	48	–	–	–	–	–	–
Impact of Superstorm Sandy	–	–	–	–	37	–	–	–
Restructuring charges	90	–	–	–	–	–	–	–
Set-up costs in preparation for the previously
announced affinity relationship with Aimia
with respect to Aeroplan Visa credit cards
and the related acquisition of accounts	20	–	–	–	–	–	–	–
Total adjustments for items of note	199	61	110	126	160	117	43	284
Net income – adjusted	1,815	1,584	1,827	1,910	1,754	1,818	1,733	1,759
Preferred dividends	49	38	49	49	49	49	49	49
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	1,766	1,546	1,778	1,861	1,705	1,769	1,684	1,710
Attributable to:
Non-controlling interests – adjusted	27	26	26	26	26	26	26	26
Common shareholders – adjusted	$1,739	$1,520	$1,752	$1,835	$1,679	$1,743	$1,658	$1,684

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$0.84	$0.79	$0.89	$0.93	$0.83	$0.89	$0.89	$0.78
Adjusted	0.95	0.82	0.95	1.00	0.92	0.96	0.92	0.93
Diluted earnings per share
Reported	0.84	0.79	0.89	0.93	0.83	0.89	0.89	0.77
Adjusted	0.95	0.82	0.95	1.00	0.91	0.95	0.91	0.93
Return on common equity – reported	13.4%	12.8%	15.1%	15.6%	14.2%	15.5%	16.3%	14.0%
Return on common equity – adjusted	15.1%	13.3%	16.1%	16.7%	15.7%	16.6%	16.8%	16.8%

(billions of Canadian dollars)
Average earning assets	$748	$742	$723	$709	$689	$681	$667	$660
Net interest margin as a percentage
of average earning assets	2.22%	2.22%	2.21%	2.15%	2.22%	2.23%	2.25%	2.22%
1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.
2	For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 17

business segment analysis

Business Focus

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Retail, U.S. Retail and Wholesale Banking.

Effective November 1, 2013, the Bank revised its reportable segments, and for management reporting purposes, reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank’s investment in TD Ameritrade; and Wholesale Banking.

Canadian Retail provides a full range of products and services to the customers in the Canadian personal and commercial banking businesses, including Canadian credit cards, TD Auto Finance Canada, the Canadian wealth, and insurance businesses. Under the TD Canada Trust brand, personal banking provides a full range of financial products and services to nearly 14 million customers through its network of 1,179 branches and 2,845 automated banking machines and telephone, internet and mobile banking. TD Commercial Banking serves the needs of medium and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. TD Auto Finance provides flexible financing options to customers at point-of-sale for automotive and recreational vehicle purchases through our auto dealer network. TD Credit Card businesses, which includes Visa and the credit card portfolio of MBNA Canada, provides an attractive line-up of credit cards including co-branded and affinity credit card programs. The wealth business offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada and Europe through the direct investing, advice-based, and asset management businesses. TD Insurance manufactures and distributes property and casualty insurance, and life and health insurance products in Canada.

U.S. Retail comprises the Bank’s retail and commercial banking operations operating under the brand TD Bank, America’s Most Convenient Bank, and wealth management operations in the U.S. The retail operations provide a full range of financial products and services through multiple delivery channels, including a network of 1,317 stores located along the east coast from Maine to Florida, telephone, mobile and internet banking and automated banking machines, allowing customers to have banking access virtually anywhere and anytime. U.S. Retail also serves the needs of businesses, customizing a broad range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. The wealth management operations include advice-based and asset management businesses. The advice-based business provides investment, trust and banking solutions and advice, across different client asset levels and product complexity, to meet our clients’ goals in protecting, growing and transitioning their wealth. The asset management business is comprised of TD Asset Management USA’s asset management business and Epoch Investment Partners, Inc., which manages assets for institutional and high net worth clients and provides sub-advisory services to TD Asset Management and third party advisors.

Wholesale Banking provides a wide range of capital markets and investment banking products and services including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD’s strategy, providing market access to TD’s wealth and retail operations and providing wholesale banking solutions to our partners and their customers.

The Bank’s other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. The Corporate segment includes the impact of treasury and balance sheet management activities, general provision for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

The results of the credit card portfolio of MBNA Canada, acquired on December 1, 2011, as well as the integration charges and direct transaction costs related to the acquisition, are reported in the Canadian Retail segment. The results of TD Auto Finance Canada are reported in the Canadian Retail segment. The results of TD Auto Finance U.S. are reported in the U.S. Retail segment. Integration charges, direct transaction costs, and changes in fair value of contingent consideration related to the Chrysler Financial acquisition are reported in the Corporate segment. The results of Target, acquired on March 13, 2013 and the results of Epoch, acquired on March 27, 2013, are both reported in the U.S. Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section in the MD&A. For information concerning the Bank’s measures of economic profit and adjusted return on common equity, which are non-GAAP financial measures, see the “Economic Profit and Return on Common Equity” section. Segmented information also appears in Note 31 to the 2013 Consolidated Financial Statements.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $332 million, compared with $327 million last year.

As noted in Note 8 to the 2013 Consolidated Financial Statements, the Bank continues to securitize retail loans and receivables, however under IFRS, the majority of these loans and receivables remain on-balance sheet.

The “Business Outlook and Focus for 2014” section for each segment, provided on the following pages, is based on the Bank’s views and the assumptions set out in the “Economic Summary and Outlook” section and the actual outcome may be materially different. For more information, see the “Caution Regarding Forward-Looking Statements” section and the “Risk Factors That May Affect Future Results” section.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 18

TABLE 15: RESULTS BY SEGMENT
(millions of Canadian dollars)
	Canadian				Wholesale
	Retail		U.S. Retail		Banking		Corporate		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Net interest income (loss)	$8,922	$8,606	$5,173	$4,663	$1,982	$1,805	$(3)	$(48)	$16,074	$15,026
Non-interest income (loss)[1]	8,860	8,387	2,149	1,570	428	849	(252)	(286)	11,185	10,520
Provision for (reversal of)
credit losses	929	1,151	779	779	26	47	(103)	(182)	1,631	1,795
Insurance claims and related
expenses[1]	3,056	2,424	–	–	–	–	–	–	3,056	2,424
Non-interest expenses	7,754	7,485	4,768	4,246	1,542	1,570	1,005	715	15,069	14,016
Income (loss) before provision for
income taxes	6,043	5,933	1,775	1,208	842	1,037	(1,157)	(867)	7,503	7,311
Provision for (recovery of)
income taxes	1,474	1,470	269	92	192	157	(800)	(634)	1,135	1,085
Equity in net income of an investment
in associate, net of income taxes	–	–	246	209	–	–	26	25	272	234
Net income (loss) – reported	4,569	4,463	1,752	1,325	650	880	(331)	(208)	6,640	6,460
Adjustments for items of
note, net of income taxes[2]
Amortization of intangibles	–	–	–	–	–	–	232	238	232	238
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	–	–	–	–	–	–	(57)	89	(57)	89
Integration charges and direct
transaction costs relating to U.S.
Retail acquisitions	–	–	–	9	–	–	–	–	–	9
Integration charges, direct transaction
costs, and changes in fair value of
contingent consideration relating to
the Chrysler Financial acquisition	–	–	–	–	–	–	–	17	–	17
Integration charges and direct
transaction costs relating to the
acquisition of the credit card
portfolio of MBNA Canada	92	104	–	–	–	–	–	–	92	104
Litigation and litigation-related
charge/reserve	–	–	100	248	–	–	–	–	100	248
Reduction of the allowance for
incurred but not identified credit
losses	–	–	–	–	–	–	–	(120)	–	(120)
Positive impact due to changes in
statutory income tax rates	–	–	–	–	–	–	–	(18)	–	(18)
Impact of Alberta flood on the loan
portfolio	–	–	–	–	–	–	19	–	19	–
Impact of Superstorm Sandy	–	–	–	37	–	–	–	–	–	37
Restructuring charges	–	–	–	–	–	–	90	–	90	–
Set-up costs in preparation for the
previously announced affinity
relationship with Aimia with
respect to Aeroplan Visa credit
cards and the related acquisition
of accounts	20	–	–	–	–	–	–	–	20	–
Total adjustments for items
of note	112	104	100	294	–	–	284	206	496	604
Net income (loss) – adjusted	$4,681	$4,567	$1,852	$1,619	$650	$880	$(47)	$(2)	$7,136	$7,064
(billions of Canadian dollars)
Average common equity	$10.8	$10.8	$22.0	$21.1	$4.2	$4.1	$7.8	$5.1	$44.8	$41.1
Risk-weighted assets	93	87	138	111	47	43	8	5	286	246
1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with the current period presentation.
2	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 19

ECONOMIC SUMMARY AND OUTLOOK

The Canadian economy is currently entrenched in a modest growth, low inflation environment. After weak 1% growth in the second half of 2012, the Canadian economy strengthened in the first half of 2013, recording real GDP advances of 2.5% and 1.7% in the January-March and April-June periods, respectively. Looking ahead, the Canadian economy is expected to improve, but with moderate economic growth.

Specifically, domestic demand is likely to remain modest as both consumers and governments restrain spending to focus on balancing their finances. Consumers have already made progress slowing their pace of debt accumulation as household credit growth has slowed to its lowest pace in over a decade. A generally more subdued housing sector will also contribute to modest growth in the domestic economy. The Canadian housing market had shown renewed strength in 2013 after tighter mortgage restrictions slowed the market last year. However, an erosion in affordability is expected to limit growth in sales activity and prices for the foreseeable future. Residential construction activity overall has slowed relative to last year, and that trend is likely to continue over the next two years.

Inflation in Canada has been low, reflecting muted growth in 2012 combined with heightened competitive pressures in the retail market. With excess capacity expected to persist over the coming quarters, inflation pressures are expected to build very gradually. In this environment, the Bank of Canada is expected to keep short-term interest rates at current levels until mid-2015, at which time a gradual increase is likely to occur.

After a challenging 2012, the Canadian export sector has been improving. A more notable increase is expected next year alongside stronger growth in the United States and a depreciating Canadian dollar. Once the export trend is more established, Canadian businesses are also expected to expand their investment activity. Slumping profits have held back capital expenditures recently, but profit growth is forecast to resume over the near term.

The United States economy continues to make progress, as the private sector gains momentum alongside its housing sector. However, overall U.S. economic growth has been held back by tax increases and government spending cuts. Despite these fiscal headwinds, job growth has remained relatively strong and the unemployment rate is expected to decline further over the next two years. Against this backdrop of improving economic fundamentals, the U.S. Federal Reserve is expected to reduce its extraordinary asset purchase program beginning early in 2014. Inflation has been subdued, and is expected to increase gradually over the coming quarters. This is consistent with the expectation that the U.S. Federal Reserve Board (U.S. Federal Reserve) is likely to leave interest rates unchanged until the second half of 2015. Economic growth in the United States is expected to continue to outpace growth in Canada over the next several years.

NET INCOME – REPORTED BY BUSINESS SEGMENT
(as a percentage of total net income)
70%
60%
50%
40%
30%
20%
10%
0%
11
12
13
CAD Retail
U.S. Retail
Wholesale Banking

NET INCOME – ADJUSTED BY BUSINESS SEGMENT
(as a percentage of total net income)
70%
60%
50%
40%
30%
20%
10%
0%
11
12
13
CAD Retail
U.S. Retail
Wholesale Banking

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 20

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail provides a full range of products and services to the customers in the Canadian personal and commercial banking businesses, including Canadian credit cards, TD Auto Finance Canada, the Canadian wealth, and insurance businesses.

TABLE 16: REVENUE
(millions of Canadian dollars)
	2013	2012	2011
Consumer lending	$3,686	$3,594	$2,627
Real estate secured lending	2,006	1,901	1,946
Personal deposits	2,826	2,809	2,753
Business banking	2,232	2,170	2,060
Wealth	2,917	2,668	2,682
Insurance	3,825	3,673	3,439
Other[1]	290	178	146
Total	$17,782	$16,993	$15,653
1	Other revenue includes internal commissions on sales of mutual funds and other wealth and insurance products, and other branch services.

Business Highlights

•	Posted record adjusted earnings of $4,681 million in 2013, and record adjusted efficiency ratio of 42.7%, in a challenging operating environment.
•	TD will become the primary issuer of Aeroplan Visa credit cards on January 1, 2014, and has agreed to acquire approximately 50% of the existing Aeroplan credit card portfolio from CIBC.
•	Strong chequing and savings deposit volume growth due to a focus on acquiring and retaining core customer accounts.
•	Retained the #1 position in personal deposit market share and the #2 position in personal loan market share.
•	Moved up to #1 position in Canadian credit card market share.
•	Business Banking generated strong loan volume growth of 13% and held the #2 positions in deposit and loan market share.
•	Continued to focus on customer service and convenience by investing in mobile and online banking, and opening 19 new branches in 2013.
•	TD is the most visited banking website in Canada. TD holds the #1 position in the number of online banking and mobile customers.
•	The Canadian Direct Investing business sustained a market leading position in both share of assets and trades and continued to invest for the future with the launch of an enhanced active trading platform. In the fourth quarter of 2013, TD announced the sale of the Canadian Institutional Services business and closed the sale of the U.K. Institutional Services business on November 13, 2013.
•	TD Asset Management (TDAM), the manager of TD Mutual Funds, had record assets under management. Several TD funds were recognized by Lipper as the top fund in their respective category over a three, five and ten-year time period.
•	TD Insurance gross originated insurance premiums grew 6%. TD’s property and casualty Insurance business grew affinity market premiums by 10% and retained the #1 direct writer position in home and auto and the #2 in personal lines position.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 21

•	Achieved external recognition as an industry leader in customer service excellence with distinctions that included the following:
•	Ranked highest in customer satisfaction among the five major Canadian banks for the eighth consecutive year by J.D. Power and Associates, a global marketing information services firm. The 2013 Canadian Retail Banking Customer Satisfaction Study included responses from over 20,000 customers.
•	TD Canada Trust earned the #1 spot in “Customer Service Excellence” among the five major Canadian banks for the ninth consecutive year according to global market research firm Ipsos.

CHALLENGES IN 2013

•	Low interest rate environment led to margin compression.
•	Fierce competition for new customers from the major Canadian banks and non-bank competitors.
•	Slowing retail loan growth due to weak economic growth and rising consumer debt levels.
•	Direct Investing trading volumes improved, albeit below historical norms, which impacted the Direct Investing revenue growth rate.
•	The property and casualty insurance business experienced unfavourable prior years’ claims development related primarily to Ontario auto insurance, as well as higher claims costs due to severe weather-related events, including the flood in Southern Alberta and the Greater Toronto Area in the third quarter of 2013. As a result, insurance earnings declined significantly year over year.

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players. The increased competition makes it difficult to sustain market share gains and distinctive competitive advantage over the long term. Continued success depends upon delivering outstanding customer service and convenience, disciplined risk management practices, and good expense management. Success in the fiercely competitive wealth management industry lies in the ability to differentiate on client experience by providing the right products, services, tools and solutions to serve our clients’ needs. TD Insurance operates in both the Canadian property and casualty insurance, and the life and health insurance industries. The property and casualty industry in Canada is a fragmented and competitive market, consisting of both personal and commercial lines writers, whereas the life and health insurance industry is made up of several larger competitors.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Consistently deliver a legendary customer experience in everything we do.
•	Be recognized as an extraordinary place to work.
•	Build on the momentum of higher growth businesses.
•	Make the customer and employee experience simple, fast and easy in order to drive efficiency.
•	Invest in the future to deliver top tier earnings performance consistently.

TABLE 17: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)
	2013	2012	2011
Net interest income	$8,922	$8,606	$7,734
Non-interest income	8,860	8,387	7,919
Total revenue – reported	17,782	16,993	15,653
Total revenue – adjusted	17,782	17,029	15,653
Provision for credit losses	929	1,151	824
Insurance claims and related expenses	3,056	2,424	2,178
Non-interest expenses – reported	7,754	7,485	6,958
Non-interest expenses – adjusted	7,602	7,381	6,958
Net income – reported	$4,569	$4,463	$4,154
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the acquisition of the
credit card portfolio of MBNA Canada	92	104	–
Set-up costs in preparation for the previously announced affinity relationship with Aimia
with respect to Aeroplan Visa credit cards and the related acquisition of accounts	20	–	–
Net income – adjusted	$4,681	$4,567	$4,154
Selected volumes and ratios
Return on common equity – reported[2]	42.3%	41.3%	38.1%
Return on common equity – adjusted[2]	43.3%	42.3%	38.1%
Margin on average earning assets (including securitized assets) – reported	2.92%	2.95%	2.89%
Margin on average earning assets (including securitized assets) – adjusted	2.92%	2.96%	2.89%
Efficiency ratio – reported	43.6%	44.0%	44.5%
Efficiency ratio – adjusted	42.7%	43.3%	44.5%
Number of Canadian retail stores	1,179	1,168	1,150
Average number of full-time equivalent staff	39,535	41,971	41,464
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 22

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail reported net income for the year was $4,569 million, an increase of $106 million, or 2%, compared with last year. Adjusted net income for the year was $4,681 million, an increase of $114 million, or 2%, compared with last year. The increase in adjusted earnings was primarily due to loan and deposit volume growth, higher wealth assets, lower credit losses, and effective expense management, partially offset by lower earnings in the insurance business. The reported annualized return on common equity for the year was 42.3%, while the adjusted annualized return on common equity was 43.3%, compared with 41.3% and 42.3%, respectively, last year.

Reported revenue for the year was $17,782 million, an increase of $789 million, or 5%, compared with last year. Adjusted revenue for the year was $17,782 million, an increase of $753 million, or 4%, compared with last year. Adjusted net interest income increased $280 million, or 3%, driven primarily by good loan and deposit volume growth, higher mortgage refinancing revenue, partially offset by lower margin on average earnings assets. Non-interest income increased $473 million, or 6%, largely driven by wealth asset growth, higher volume-related fee growth, strong direct investing trading volumes, equity market appreciation, and higher insurance revenue. Reported margin on average earning assets decreased 3 basis points (bps), while the adjusted margin on average earning assets decreased 4 bps primarily due to decline in deposit margins from the low rate environment.

Personal banking lending volume growth slowed throughout the year impacted by lower growth in the housing market, moderation in household borrowing, and regulatory changes in the Canadian market which tightened mortgage eligibility criteria. Compared with last year, average real estate secured lending volume increased $8.9 billion, or 4%. Auto lending average volume increased $0.3 billion, or 2%, while all other personal lending average volumes were relatively flat. Business loans and acceptances average volume increased $5.2 billion, or 13%, with market share increase. Average personal deposit volumes increased $6.3 billion, or 4%, due to strong growth in core chequing and savings accounts, partially offset by lower term deposit volume. Average business deposit volumes increased $5.2 billion, or 8%.

Assets under administration increased $35 billion, or 14%, while assets under management increased $10 billion, or 5%, compared with last year, mainly driven by growth in new client assets for the period and market appreciation.

PCL for the year was $929 million, a decrease of $222 million, or 19%, compared with last year. Personal banking PCL was $882 million for the year, a decrease of $206 million, or 19%, compared with last year due primarily to better credit performance, enhanced collection strategies, and lower bankruptcies. Business banking PCL was $47 million, a decrease of $16 million, due to higher recoveries. Annualized PCL as a percentage of credit volume was 0.30%, a decrease of 9 bps, compared with last year. Net impaired loans were $882 million, a decrease of $118 million, or 12%, compared with last year.

Insurance claims and related expenses for the year were $3,056 million, an increase of $632 million, or 26%, compared with last year, primarily due to unfavourable prior years’ claims development related to the Ontario auto insurance market, and higher claims associated with volume growth and weather-related events.

Reported non-interest expenses for the year were $7,754 million, an increase of $269 million, or 4%, compared with last year. Adjusted non-interest expenses for the year were $7,602 million, an increase of $221 million, or 3%, compared with last year. The increase was driven by higher employee related costs including higher revenue based variable expenses in the wealth business, investment in initiatives to grow the business, and volume growth, partially offset by initiatives to increase productivity.

The average full-time equivalent (FTE) staffing levels decreased by 2,436, or 6%, compared with last year, primarily due to transfer of FTEs to the corporate segment. The reported efficiency ratio worsened to 43.6%, while the adjusted efficiency ratio worsened to 42.7%, compared with 44.0% and 43.3%, respectively, in the same period last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – TD delivered strong volume growth and maintained its market share position due to a focus on acquiring and retaining core customer accounts. Market share in term deposits declined as the business reduced growth from higher cost, non-proprietary channels and fulfilled customer preference for other investment products. The business was able to largely offset the impact of the lower interest rate environment through pricing and investment strategies.
•	Consumer Lending – Volumes continued to grow but at a slower pace than recent years. TD maintained its leadership position in market share for real estate secured lending products, with a focus on increasing customer retention rates.
•	Credit Cards and Merchant Service – Growth in earnings continued in 2013 led by improved credit quality and volume growth. Management focus was on continued growth, the MBNA integration, and the newly announced Aeroplan agreement.
•	TD Auto Finance Canada – The business was able to grow its portfolio in a competitive market by producing financial solutions for dealerships, developing flexible vehicle financing options, and continuing its focus on service.

Business Banking

•	Commercial Banking – Continued investments in customer-facing resources in strategic markets resulted in new customer acquisition that drove strong volume growth and market share gains. Higher loan and deposit volume growth was partially offset by lower margins. Credit losses decreased and are at the low end of normalized levels.
•	Small Business Banking – Continued investments in both deposit and credit infrastructure to improve speed to market and customer experience. Volume growth in the year was largely offset by declining margins. Credit losses remained relatively stable.

Direct Investing

•	TD Waterhouse Direct Investing offers a comprehensive product and service offering to self-directed retail investors, with largest direct investing business by assets under administration and also by trade volume. In Europe, TD Direct Investing provides a broad range of products available for trading and investing, including trading on U.K. and international equities, with direct access to 17 markets.

Advice-based Wealth Business

•	The Advice-based business is comprised of financial planning, full service brokerage and private client services and is integrated with our Canadian personal and commercial banking businesses. The business provides investment solutions and advice, across different client asset levels and product complexity, to meet our clients’ goals in protecting, growing and transitioning their wealth.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 23

Asset Management

•	TDAM is a leading investment manager, with deep retail and institutional capabilities. TD Mutual Funds is a leading mutual fund business, providing a broadly diversified range of mutual funds and professionally managed portfolios. TDAM’s institutional investment business has a leading market share in Canada and includes clients of some of the largest pension funds, endowments and corporations in Canada. All asset management units work in close partnership with other TD businesses, including the advice-based wealth business and retail banking, to align products and services to ensure a legendary client experience.

Insurance

•	TD’s property and casualty insurance business is the largest direct distribution insurer and the second largest personal insurer in Canada and the national leader in the affinity market offering home and auto insurance to members of affinity groups such as professional associations, universities and employer groups, and other clients, through direct channels.
•	TD’s life and health insurance business offers credit protection and travel insurance products mostly distributed through TD Canada Trust branches. Other simple life and health insurance products such as term life, critical illness, accident and sickness, and credit card balance protection are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2014

We will continue to focus on our legendary customer service and convenience position across all channels. Our commitment to invest across businesses positions us well for growth over the long term. We expect earnings growth to moderate in 2014 as credit loss rates stabilize. We expect the retail loan growth rate to generally be in line with current year levels. Business lending is expected to remain strong as we continue to focus on winning market share. New wealth asset growth is likely to continue; however, benefits from market appreciation next year are subject to capital markets performance. The outlook for insurance claims and expenses will depend on the frequency and severity of weather-related events. Over the next year we expect modest downward pressure on margins, with margins bumping around depending on product mix, seasonal factors or rate moves. Credit loss rates should remain relatively stable; however, recent low personal bankruptcy trends will likely normalize next year. We plan to mitigate the impact of these pressures by focusing on productivity and tightly managing expense growth. We will continue the momentum in the credit cards business, including executing on the new Aeroplan relationship.

Our key priorities for 2014 are as follows:

•	Provide a legendary customer experience across all distribution channels.
•	Continue the growth momentum in our businesses, building on platforms where we have made strategic investments.
•	Deliver integrated service and advice in local markets, across businesses and channels.
•	Keep our focus on productivity to enhance customer experience, employee satisfaction and shareholder value.
•	Continue to increase employee engagement and be recognized as an extraordinary place to work.
•	Leverage our premier asset management capabilities to grow both our mutual funds and our institutional Asset Management business.
•	Build on our leadership in the Direct Investing business by introducing new client solutions and improving the client experience
•	Review and enhance insurance products to ensure that they are competitive, provide the protection our clients need, and are easy to understand.
•	Work collaboratively with governments, regulators and industry bodies to ensure the availability of affordable home and auto insurance to Canadians.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 24

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America’s Most Convenient Bank, U.S. Retail offers a full range of banking services to nearly 8 million customers including individuals, businesses, and governments.

TABLE 20: ASSETS[1]
(millions of dollars)
	Canadian dollars			U.S. dollars
	October 31	October 31	October 31	October 31	October 31	October 31
	2013	2012	2011	2013	2012	2011
Consumer loans	$56,238	$43,721	$35,004	$53,935	$43,765	$35,120
Business and government loans	53,996	47,546	43,057	51,785	47,594	43,200
Debt securities classified as loans	2,459	2,898	3,804	2,359	2,901	3,817
Investment securities	33,065	37,354	43,562	31,711	37,391	43,706
Other assets	4,662	2,242	2,695	4,471	2,244	2,703
Total	$150,420	$133,761	$128,122	$144,261	$133,895	$128,546
1	Excluding all goodwill and other intangibles.

BUSINESS HIGHLIGHTS

•	Achieved record adjusted earnings of US$1,815 million, an increase of 13%, in a challenging operating environment.
•	Gained profitable market share in both loans and deposits while maintaining strong credit quality.
•	Grew loans organically by US$9 billion, or 10%, and deposits by US$17 billion, or 10%, during a slow economic recovery.
•	Continued to lead in customer service and convenience with more store hours than competitors in our Maine-to-Florida footprint.
•	Continued to invest in growing the franchise.
•	Asset quality has improved for the overall portfolio.
•	Named the 2013 “Best Big Bank in America” by Money Magazine.
•	Acquired Target Corporation’s U.S. credit card portfolio in March 2013.

CHALLENGES IN 2013

•	Regulatory and legislative changes have impacted the operating environment, TD Bank’s product offerings and earnings.
•	Low interest rate environment and heightened competition led to continued pressure on margins.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 25

INDUSTRY PROFILE

The U.S. banking industry has experienced a significant amount of consolidation over the past few years. The personal and business banking environment in the U.S. is very competitive in all areas of the business. U.S. banks are subject to vigorous competition from other banks and financial institutions, including savings banks, finance companies, credit unions, and other providers of financial services. The keys to profitability are attracting and retaining customer relationships over the long term with innovative convenience and service brands within our operating footprint, effective risk management, rational product pricing, use of technology to deliver products and services for customers anytime and anywhere, optimizing fee-based businesses, and effective control of operating expenses. In the U.S., the wealth management industry is large but competition is more fragmented, consisting of banks, insurance companies, independent mutual fund companies, discount brokers, full service brokers, and independent asset management companies. In our Maine-to-Florida footprint, the Bank competes against both national and regional banks and non-bank wealth organizations.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Retail is to:

•	Focus on retail and commercial banking in higher growth markets along the U.S. Eastern Seaboard.
•	Out-grow competitors through legendary service and convenience and by delivering integrated banking services to the customer.
•	Make customers proud to be associated with TD Bank.
•	Be an extraordinary and inclusive place to work – attract, develop, and retain top talent.
•	Operate with excellence.
•	Take only risks we understand and can manage and deploy capital prudently within a well-defined risk appetite.

TABLE 21: U.S. RETAIL[1]
(millions of dollars, except as noted)
	Canadian dollars			U.S. dollars
	2013	2012	2011	2013	2012	2011
Net interest income	$5,173	$4,663	$4,390	$5,070	$4,643	$4,453
Non-interest income	2,149	1,570	1,441	2,103	1,565	1,463
Total revenue – reported	7,322	6,233	5,831	7,173	6,208	5,916
Total revenue – adjusted	7,322	6,233	5,831	7,173	6,208	5,916
Provision for credit losses – loans	762	652	534	746	651	541
Provision for credit losses – debt securities classified
as loans	(32)	12	75	(31)	12	75
Provision for credit losses – acquired credit-impaired
loans[2]	49	115	78	49	115	82
Provision for credit losses – reported	779	779	687	764	778	698
Provision for credit losses – adjusted	779	725	687	764	723	698
Non-interest expenses – reported	4,768	4,246	3,684	4,671	4,228	3,735
Non-interest expenses – adjusted	4,642	3,815	3,542	4,545	3,799	3,589
U.S. Retail Bank net income – reported [3]	$1,506	$1,116	$1,192	$1,474	$1,111	$1,209
Adjustments for items of note[4]
Integration charges and direct transaction costs relating
to U.S. Retail acquisitions	–	9	82	–	9	84
Litigation and litigation-related charge/reserve	100	248	–	100	247	–
Impact of Superstorm Sandy	–	37	–	–	37	–
U.S. Retail Bank net income – adjusted [3]	$1,606	$1,410	$1,274	$1,574	$1,404	$1,293
Equity in net income of an investment in associate,
net of income taxes	246	209	207	241	207	210
Net income – adjusted	$1,852	$1,619	$1,481	$1,815	$1,611	$1,503
Net income – reported	$1,752	$1,325	$1,399	$1,715	$1,318	$1,419

Selected volumes and ratios
Return on common equity – reported[5]	8.0%	6.3%	7.4%	8.0%	6.3%	7.4%
Return on common equity – adjusted[5]	8.4%	7.7%	7.9%	8.4%	7.7%	7.9%
Margin on average earning assets (TEB)[6]	3.66%	3.60%	3.73%	3.66%	3.60%	3.73%
Efficiency ratio – reported	65.1%	68.1%	63.2%	65.1%	68.1%	63.2%
Efficiency ratio – adjusted	63.4%	61.2%	60.7%	63.4%	61.2%	60.7%
Number of U.S. retail stores	1,317	1,315	1,281	1,317	1,315	1,281
Average number of full-time equivalent staff	25,247	25,340	24,528	25,247	25,340	24,528
1	Revenue and expenses related to Target are reported on a gross basis on the Consolidated Statement of Income and non-interest expenses include our expenses related to the business, and amounts due to Target Corporation under the credit card program agreement.
2	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired loans.
3	Results exclude the impact related to TD Ameritrade.
4	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
5	Effective 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III at a 7% Common Equity Tier 1 ratio. The return measures for business segments will now be return on common equity rather than return on invested capital. These changes have been applied prospectively. Return on invested capital, which was used as the return measure in prior periods, has not been restated to return on common equity.
6	Margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA).

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 26

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail reported net income, in Canadian dollar terms, for the year was $1,752 million, an increase of $427 million, or 32%, compared with last year. The increase in reported net income was primarily due to strong loan and deposit growth, the Target and Epoch acquisitions, gains on sales of securities and debt securities classified as loans and lower litigation charges, partially offset by higher expenses to support growth and lower margins. TD Ameritrade contributed $246 million in net income, an increase of 18%, driven by higher transaction-based and asset-based revenue.

Adjusted net income was US$1,815 million, an increase of US$204 million, or 13%. The increase in adjusted earnings was primarily due to strong loan and deposit volume and higher fee-based revenue, and increased gains on sales of securities and debt securities classified as loans, partially offset by higher expenses to support growth and lower margins.

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the year was US$7,173 million, an increase of US$965 million, or 16%, compared with last year driven by the inclusion of revenue from Target, increased loan and deposit volume, higher fee-based revenue, and gains on sales of securities and debt securities classified as loans, partially offset by lower margins and loan accretion. Excluding Target, average loans increased by US$11 billion, or 13%, compared with last year with an increase of US$7 billion, or 19%, in average personal loans and an increase of US$4 billion, or 8%, in average business loans. In the current year, US$6 billion in credit cards outstanding were added due to Target. Average deposits increased US$17 billion, or 10%, compared with prior year, including a US$9 billion increase in average deposits of TD Ameritrade. Margin on average earning assets for the year was 3.66%, a 6 bps increase compared with last year primarily due to the impact of Target, partially offset by core margin compression.

Reported PCL for the year was US$764 million, a decrease of US$14 million, or 2%, compared with last year. Adjusted PCL for the year was US$764 million, an increase of US$41 million, or 6%, compared with last year. Personal banking PCL was US$638 million, an increase of US$247 million, or 63%, from the prior year due primarily to Target and increased provisions in auto loans. Business banking PCL was US$155 million, a decrease of US$165 million, or 52%, compared with prior year reflecting improved credit quality in commercial loans. PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.75%, a decrease of 3 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, as a percentage of total loans were 1.3% as at October 31, 2013, compared with 1.2% as at October 31, 2012. Net impaired debt securities classified as loans were US$0.9 billion as at October 31, 2013 compared with US$1.3 billion as at October 31, 2012.

Reported non-interest expenses for the year were US$4,671 million, an increase of US$443 million, or 10%, compared with last year. On an adjusted basis, non-interest expenses were US$4,545 million, an increase of US$746 million, or 20%, compared with last year due primarily to increased expenses related to Target, investments in new stores and other planned initiatives, partially offset by productivity gains.

The average FTE staffing levels for the year decreased by 93, flat compared with last year. The reported efficiency ratio for the year improved to 65.1%, compared with 68.1% last year, while the adjusted efficiency ratio for the year worsened to 63.4%, compared with 61.2% last year primarily driven by strong organic growth.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – Our product offerings include a large variety of chequing and savings products, along with money markets and certificates of deposits. We continued to build on our reputation as America’s Most Convenient Bank by opening 24 new stores in fiscal 2013. We delivered strong year-over-year growth driven by maturing stores and a competitive product offering.
•	Consumer Lending – Our principal product offerings of home equity loans and lines of credit, credit cards, and auto loans offered through a network of auto dealers continued to grow organically and through strategic acquisitions. Loan loss rates have improved over the prior year and remain in line with the industry.
•	Residential Real Estate Secured Lending – We offer various mortgage products, including fixed and variable rate loans, through our residential lending unit. We grew profitable market share and franchise customers through higher originations, with strong credit quality, during a tough economic environment. Store-based originations are a key focus to leverage cross-selling opportunities.
•	Small Business Banking and Merchant Services – We offer specialized products designed for the small business including an array of deposit products and loan products, including long term business mortgages, lines of credit, credit cards, and small business loans. The Small Business Banking group continues to be among the top ranked small business lenders in most of our markets. Merchant Services offer point-of-sale settlement solutions for debit and credit card transactions, supporting over 17,000 business locations in our footprint.

Commercial Banking

•	Commercial Banking – Commercial Banking provides commercial customers with a comprehensive array of lending products and ancillary services. We handle the financial needs of a wide range of commercial customers including those with special borrowing needs in discrete loan producing business units such as healthcare, corporate real estate, asset based lending, equipment finance and dealer commercial services. Commercial and industrial loan demand increased significantly while commercial real estate demand remained relatively low resulting in strong overall loan growth at competitive spreads. Commercial loan volume growth significantly outperformed peers. Loan losses continue to improve throughout the portfolio and our overall asset quality remains better than the industry.

Wealth Management

•	The advice-based business provides private client services and is integrated with our U.S. personal and commercial banking businesses. The business provides investment solutions and advice, across different client asset levels and product complexity, to meet our clients’ goals in protecting, growing and transitioning their wealth.
•	The U.S. asset management business is comprised of the U.S. arm of TDAM’s institutional investment business and Epoch Investment Partners Inc., acquired in 2013. Epoch manages $38 billion of assets as at October 31, 2013 for institutional and high net worth clients primarily in the U.S. and Canada. Both asset management units work in close partnership with other TD businesses, including the advice-based business and retail banking, to align products and services to ensure a legendary client experience.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 27

BUSINESS OUTLOOK AND FOCUS FOR 2014

For 2014, our assumption is for continued modest but variable economic growth, and continued low short term interest rates, while longer term rates will likely stay historically low, but with some volatility. We expect competition for loans will remain intense, credit will remain benign, and regulatory developments will pose challenges. Earnings should be characterized by a higher net interest margin as a result of the full year effect of Target and reinvestment of assets at higher rates, offset by lower levels of security gains and higher levels of provision for credit losses. We should continue to outgrow our competition, but loan growth will likely slow, largely due to lower levels of mortgage refinancing. Moderating expense growth, while we continue to invest in growth and regulatory compliance, will remain a focus. Given these assumptions, we expect a challenging 2014 with modest growth in adjusted earnings.

Our key priorities for 2014 are as follows:

•	Continue broad-based organic growth of loans and deposits, while adhering to a conservative risk appetite.
•	Continue to deliver convenient banking solutions and services that exceed customer expectations.
•	Continue business expansion by opening new stores in larger markets such as New York, Florida, and Boston.
•	Improve efficiency and productivity to counter the challenging operating environment and drive long-term competitiveness.
•	Broaden and deepen customer relationships through cross-selling initiatives.
•	Continue to optimize the balance sheet including possible asset acquisitions.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 11 of the Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 28

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Wholesale Banking serves a diverse base of corporate, government, and institutional clients in key global financial centres.

TABLE 22: REVENUE
(millions of Canadian dollars)
	2013	2012	2011
Investment banking and capital markets	$1,857	$1,987	$1,724
Corporate banking	479	448	453
Equity investments	74	219	319
Total	$2,410	$2,654	$2,496

BUSINESS HIGHLIGHTS

•	Return on common equity of 15.6%.
•	Solid performance across core businesses despite challenging capital markets environment.
•	Higher government and corporate fixed income underwriting primarily due to improved new issue volumes.
•	Simplifying the infrastructure model to be more efficient and agile.
•	Maintained top-three dealer status in Canada (for the nine-month period ended September 30, 2013):
– #1 in equity block trading
– #1 in corporate debt underwriting
– #3 in government debt underwriting
– #3 in syndications (on rolling 12 month basis)
– #3 in equity underwriting (full credit-to-book runner)

CHALLENGES IN 2013

•	Low interest rates and subdued markets led to reduced trading opportunities.
•	Global fiscal challenges caused investor uncertainty and reduced volumes.
•	Regulatory reform continued to apply pressure on business activities.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 29

INDUSTRY PROFILE

The wholesale banking sector in Canada is a mature market with competition primarily coming from the Canadian banks, large global investment firms, and independent niche dealers. Despite early signs of gradual improvement in the markets in the first half of the year driven by positive economic data and central banks stimulus, the trading environment remained challenging in 2013. Headwinds such as the uncertainty over the U.S. Federal Reserve’s tapering of asset purchases, fiscal retrenchment and political uncertainty all had a negative impact on investor confidence and affected the industry. Low rates and volatility driven by market uncertainty and liquidity concerns added downward pressure to asset prices, trading volumes and investor activities causing wholesale banks to continue to focus on client driven businesses and risk management. However, fixed income government and corporate issuances were strong throughout the year. Looking at the long term, wholesale businesses that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost management will be well positioned as investor confidence returns and markets improve.

OVERALL BUSINESS STRATEGY

•	Our goal is to enhance our client-centric franchise model and maintain a prudent risk profile by providing wholesale banking products and services to high quality clients and counterparties in liquid and transparent financial markets.
•	We focus on meeting client needs by providing superior advice and execution of client-driven transactions.
•	In Canada, the strategic objective is to strengthen our position as a top investment dealer.
•	In the U.S., our objective is to extend the goals of the Canadian franchise and leverage our network of U.S. businesses. We will also continue to grow government fixed income, currency, commodities, and origination businesses.
•	Globally, we seek to extend the goals of our North American franchise, including trading in liquid currencies, as well as underwriting, distributing, and trading high quality fixed income products of highly rated issuers.
•	We support and enhance TD’s brand working in partnership with other TD segments to offer premium products and services for our collective client base.

TABLE 23: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)
	2013	2012	2011
Net interest income (TEB)	$1,982	$1,805	$1,659
Non-interest income	428	849	837
Total revenue	2,410	2,654	2,496
Provision for credit losses	26	47	22
Non-interest expenses	1,542	1,570	1,468
Net income	$650	$880	$815
Selected volumes and ratios
Trading-related revenue	$1,273	$1,334	$1,069
Risk-weighted assets (billions of Canadian dollars)[1,2]	47	43	35
Return on common equity[3]	15.6%	21.2%	24.3%
Efficiency ratio	64.0%	59.2%	58.8%
Average number of full-time equivalent staff	3,536	3,553	3,517
1	Prior to 2012, the amounts were calculated based on Canadian GAAP.
2	Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, excluding Credit Valuation Adjustment (CVA) capital in accordance with Office of the Superintendent of Financial Institutions Canada (OSFI) guidance, and are presented based on the “all-in” methodology. In 2012, amounts were calculated in accordance with the Basel II regulatory framework inclusive of Market Risk Amendments. Prior to 2012, amounts were calculated in accordance with the Basel II regulatory framework.
3	Effective 2012, the Bank revised its methodology for allocating capital to its business segments to align with the common equity capital requirements under Basel III inclusive of CVA capital at a 7% Common Equity Tier 1 rate. Prior to 2012, return on invested capital was used as the return measure.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $650 million, a decrease of $230 million, or 26%, compared with last year. The decrease in earnings was due to lower revenue and a higher effective tax rate, partially offset by lower non-interest expenses. The return on common equity for the year was 15.6%, compared with 21.2% last year.

Revenue for the year was $2,410 million, a decrease of $244 million, or 9%, compared with last year. Revenue declined primarily due to significantly lower security gains in the investment portfolio, lower trading-related revenue and M&A and advisory fees. This was partially offset by higher debt underwriting and loan fees. Trading-related revenue was lower as the prior year included trading gains that were previously considered impaired and M&A fees decreased on lower industry wide volumes. This was partially offset by increased debt underwriting fees on improved client activity while capturing a higher market share. Loan fees improved due to higher credit originations and volume growth.

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $26 million, a decrease of $21 million, or 45%, compared with last year. The decrease in PCL was primarily due to a loss on a single name in the corporate lending portfolio in the prior year. PCL in the current year primarily comprised the accrual cost of credit protection.

Non-interest expenses for the year were $1,542 million, a decrease of $28 million, or 2%, compared with last year primarily due to lower variable compensation commensurate with revenue.

Risk-weighted assets were $47 billion as at October 31, 2013, an increase of $4 billion, or 9%, compared with October 31, 2012. The increase was due to the implementation of the Basel III regulatory framework.

The average FTE staffing levels decreased by 17 compared with last year.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

•	Investment banking and capital markets revenue, which includes advisory, underwriting, trading, facilitation, and execution services, decreased over last year. The decrease was primarily due to reduced M&A fees on lower industry-wide volumes and lower trading-related revenue as the prior year included trading gains that were previously considered impaired.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 30

Corporate Banking

•	Corporate banking revenue which includes corporate lending, trade finance and cash management services increased over last year driven by higher fee revenue and solid loan volumes.

Equity Investments

•	The equity investment portfolio, which we are in the process of exiting, consists primarily of private equity investments. Equity investment gains were significantly lower than the prior year.

BUSINESS OUTLOOK AND FOCUS FOR 2014

We are encouraged by the gradual improvement in capital markets and the economy, but a combination of fiscal challenges in Europe and the U.S., slower commodity markets and the impact of regulatory reform will affect trading conditions in the medium term. The uncertainty over the U.S. Federal Reserve’s tapering of asset purchases has created volatility in the global markets. The instability in the macro-economic environment impacts overall corporate and investor sentiment; however, we expect that our strong franchise businesses will continue to deliver solid results. We continue to stay focused on serving our clients, being a valued counterparty, growing our franchise, managing our risks and reducing expenses.

Our key priorities for 2014 are as follows:

•	Continue to grow the franchise by broadening and deepening client relationships.
•	Be the top ranked investment dealer in Canada by increasing our origination footprint and competitive advantage with Canadian clients.
•	Extend the goals of the Canadian franchise to the U.S.
•	Be totally aligned to enterprise partners and their clients.
•	Continue to invest in an efficient, effective and robust infrastructure to adapt to industry and regulatory changes.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 31

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment provides centralized advice and counsel to key businesses and comprises the impact of treasury and balance sheet management, general provisions for credit losses, tax items at an enterprise level, the elimination of taxable equivalent and other intercompany adjustments, and residual unallocated revenue and expenses.

TABLE 24: CORPORATE
(millions of Canadian dollars)
	2013	2012	2011
Net income (loss) – reported	$(331)	$(208)	$(323)
Adjustments for items of note: Decrease (increase) in net income[1]
Amortization of intangibles	232	238	391
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(57)	89	(128)
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	–	–	(13)
Integration charges, direct transaction costs, and changes in fair value of contingent consideration
relating to the Chrysler Financial acquisition	–	17	55
Reduction of allowance for incurred but not identified credit losses[2]	–	(120)	–
Positive impact due to changes in statutory income tax rates	–	(18)	–
Impact of Alberta flood on the loan portfolio	19	–	–
Restructuring charges	90	–	–
Total adjustments for items of note	284	206	305
Net income (loss) – adjusted	$(47)	$(2)	$(18)
Decomposition of items included in net gain (loss) – adjusted
Net corporate expenses	(497)	(433)	(367)
Other	345	327	245
Non-controlling interests	105	104	104
Net income (loss) – adjusted	$(47)	$(2)	$(18)
1	For explanation of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “Financial Results Overview” section of this document.
2	Beginning in 2013, the change in the “reduction of allowance for incurred but not identified credit losses” in the normal course of business relating to Canadian Retail and Wholesale Banking is included in Corporate segment adjusted net income and is no longer be recorded as an item of note.

The Corporate segment reported net loss for the year was $331 million, compared with a reported net loss of $208 million last year. The adjusted net loss for the year was $47 million, compared with an adjusted net loss of $2 million last year. The year-over-year change in the adjusted net loss was primarily attributable to the increase in net corporate expenses, lower gains from treasury and other hedging activities, partially offset by the favourable impact of tax items and the reduction of the allowance for incurred but not identified credit losses relating to the Canadian loan portfolio.

CORPORATE MANAGEMENT

The Corporate segment’s mandate is to provide centralized advice and counsel to our key businesses and to those who serve our global customers directly. This includes support from a wide range of functional groups, as well as the design, development, and implementation of processes, systems, and technologies to ensure that the Bank’s key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

The corporate management function of the Bank includes audit, legal, anti-money laundering, compliance, corporate and public affairs, regulatory relationships and government affairs, economics, enterprise technology solutions, finance, treasury and balance sheet management, people strategies, marketing, Office of the Ombudsman, enterprise real estate management, risk management, global physical security, strategic sourcing, global strategy, enterprise project management, corporate environment initiatives, and corporate development.

The enterprise Direct Channels and Distribution Strategy group is part of Corporate operations and is responsible for the online, phone, and ABM/ATM channels, delivering a best-in-class experience across TD’s North American businesses. The vision of the group is to create an even more integrated, seamless, effortless, and legendary customer experience for TD Bank, America’s Most Convenient Bank, TD Canada Trust, and TD wealth and insurance.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and to addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders and employees, governments, regulators, and the community at large.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 32

2012 financial results overview

Summary of 2012 Performance

TABLE 25: REVIEW OF 2012 FINANCIAL PERFORMANCE
(millions of Canadian dollars)

	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income (loss)	$8,606	$4,663	$1,805	$(48)	$15,026
Non-interest income (loss)[1]	8,387	1,570	849	(286)	10,520
Total revenue[1]	16,993	6,233	2,654	(334)	25,546
Provision for (reversal of) credit losses	1,151	779	47	(182)	1,795
Insurance claims and related expenses[1]	2,424	–	–	–	2,424
Non-interest expenses	7,485	4,246	1,570	715	14,016
Net income (loss) before provision for income taxes	5,933	1,208	1,037	(867)	7,311
Provision for (recovery of) income taxes	1,470	92	157	(634)	1,085
Equity in net income of an investment in associate,
net of income taxes	–	209	–	25	234
Net income (loss) – reported	$4,463	$1,325	$880	$(208)	$6,460
Adjustments for items of note, net of income taxes	104	294	–	206	604
Net income (loss) – adjusted	$4,567	$1,619	$880	$(2)	$7,064

1	Effective 2013, Insurance revenue and Insurance claims and related expenses are presented on a gross basis on the Consolidated Statement of Income. Comparative amounts have been reclassified to conform with this presentation.

NET INTEREST INCOME

Net interest income for the year on a reported basis was $15,026 million, an increase of $1,365 million, or 10%, compared with last year. On an adjusted basis, net interest income was $15,062 million, an increase of $1,401 million, or 10%, compared with last year. The increase in adjusted net interest income was primarily driven by increases in the Canadian Retail, U.S. Retail, and Wholesale Banking segments. Canadian Retail net interest income increased primarily due to the inclusion of MBNA, organic volume growth, and an additional calendar day, partially offset by lower margin. U.S. Retail net interest income increased mainly due to strong loan and deposit volume growth, partially offset by lower margin. Wholesale Banking net interest income increased largely due to higher trading-related revenue.

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $10,520 million, an increase of $341 million, or 3%, compared with last year. Adjusted non-interest income for the year was $10,615 million, an increase of $563 million, or 6%, compared with last year. The increase in adjusted non-interest income was primarily driven by increases in the Canadian Retail and U.S. Retail segments. Canadian Retail non-interest income increased primarily due to higher transaction volumes, the contribution from MBNA, strong insurance premium growth, and higher fee-based revenue from wealth asset growth. U.S. Retail non-interest income increased due to higher fee-based revenue and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $14,016 million, an increase of $969 million, or 7%, compared with last year. Adjusted non-interest expenses were $13,180 million, an increase of $807 million, or 7%, compared with last year. The increase in adjusted non-interest expenses was driven by increases in the Canadian Retail, U.S. Retail, and Wholesale Banking segments. Canadian Retail non-interest expenses increased primarily due to the acquisition of the credit card portfolio of MBNA Canada, higher employee-related costs, business initiatives, and volume growth. U.S. Retail non-interest expenses increased due to investments in new stores and infrastructure and the Chrysler Financial acquisition. Wholesale Banking non-interest expenses increased primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.

Income tax Expense

Reported total income and other taxes decreased by $211 million, or 9%, from 2011. Income tax expense, on a reported basis, was down $241 million, or 18%, from 2011. Other taxes were up $30 million, or 3%, from 2011. Adjusted total income and other taxes were down $118 million, or 5%, from 2011. Total income tax expense, on an adjusted basis, was down $148 million, or 10%, from 2011.

The Bank’s effective income tax rate on a reported basis was 14.8% for 2012, compared with 18.6% in 2011. The year-over-year decrease was largely due to the reduction in the Canadian statutory corporate tax rate and higher tax exempt dividend income from taxable Canadian corporations.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $131 million in the year, compared to $148 million in 2011, was not part of the Bank’s tax rate reconciliation.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 33

BALANCE SHEET

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $811 billion as at October 31, 2012, an increase of $76 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $32 billion increase in loans (net of allowance for loan losses), a $29 billion increase in financial assets at fair value and a $12 billion increase in securities purchased under reverse repurchase agreements.

Financial assets at fair value increased $29 billion largely due to an increase in trading securities in Wholesale Banking.

Securities purchased under reverse repurchase agreements increased $12 billion driven by an increase in trade volumes in Wholesale Banking.

Loans (net of allowance for loan losses) increased by $32 billion primarily driven by increases in the Canadian Retail and U.S. Retail segments. The increase in Canadian Retail was due to growth in residential mortgages, the acquisition of the credit card portfolio of MBNA Canada, and growth in business and government loans. U.S. Retail loans increased primarily due to growth in residential mortgages, business and government loans, and indirect auto loans.

Total liabilities were $763 billion as at October 31, 2012, an increase of $71 billion, or 10%, from October 31, 2011. The net increase was primarily due to a $38 billion increase in deposits, a $23 billion increase in other liabilities and a $10 billion increase in financial liabilities at fair value.

Financial liabilities at fair value increased $10 billion largely due to an increase in trading deposits in Wholesale Banking.

Deposits increased $38 billion primarily due to increases in personal non-term deposits in the Canadian Retail and U.S. Retail segments and an increase in business and government deposits across several segments.

Other liabilities increased $23 billion largely due to an increase in obligations related to securities sold under repurchase agreements and obligations related to securities sold short in Wholesale Banking.

Equity was $48 billion as at October 31, 2012, an increase of $4 billion, or 9%, from October 31, 2011 primarily due to retained earnings growth and higher common share capital due to additional common share issuances through the dividend reinvestment plan and the exercise of stock options.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 34

2012 FINANCIAL RESULTS OVERVIEW

2012 Financial Performance by Business Line

Canadian Retail reported net income for the year was $4,463 million, an increase of $309 million, or 7%, compared with last year. Adjusted net income for the year was $4,567 million, an increase of $413 million, or 10%, compared with last year. The increase in adjusted earnings was primarily due to volume growth, higher fee income, growth in wealth client assets, the acquisition of MBNA, partially offset by higher insurance claims and lower trading volumes. The reported annualized return on common equity for the year was 41.3%, while the adjusted annualized return on common equity was 42.3%, compared with 38.1% on both a reported and adjusted basis, last year.

Reported revenue for the year was $16,993 million, an increase of $1,340 million, or 9%, compared with last year. Adjusted revenue for the year was $17,029 million, an increase of $1,376 million, or 9%, compared with last year. Net interest income growth was driven by the inclusion of MBNA, organic volume growth, and an additional calendar day. Non-interest income increased due to the addition of MBNA, repricing, fee based wealth asset growth, and higher insurance revenue. Reported margin on average earning assets increased 6 basis points (bps), while the adjusted margin on average earning assets increased 7 bps primarily due to the addition of MBNA.

Personal banking lending volume growth slowed throughout the year impacted by a slowing housing market and weaker consumer loan demand. Compared with last year, average real estate secured lending volume increased $12.5 billion, or 6%. Auto lending average volume increased $1.2 billion, or 10%, while all other personal lending average volumes increased $6.1 billion, or 25%. Business loans and acceptances average volume increased $5 billion, or 14%. Average personal deposit volumes increased $9.4 billion, or 7%, with a strong contribution from new Investment Savings account. Average business deposit volumes increased $6.3 billion, or 10%.

Assets under administration increased $22 billion, or 10%, while Assets under management increased $19 billion, or 11%, compared with last year, mainly driven by net new client assets.

PCL for the year was $1,151 million, an increase of $327 million, or 40%, compared with last year. Personal banking PCL was $1,088 million for the year, an increase of $302 million, or 38%, compared with last year due primarily to the addition of MBNA. Business banking PCL was $63 million, an increase of $25 million, returning to a more normalized level, as the prior year had higher recoveries. Annualized PCL as a percentage of credit volume was 0.39%, an increase of 9 bps, compared with last year.

Insurance claims and related expenses for the year were $2,424 million, an increase of $246 million, or 11%, compared with last year, primarily due to unfavourable prior years’ claims development related to the Ontario auto insurance market, and weather-related events.

Reported non-interest expenses for the year were $7,485 million, an increase of $527 million, or 8%, compared with last year. Adjusted non-interest expenses for the year were $7,381 million, an increase of $423 million, or 6%, compared with last year. The increase was driven by addition of MBNA, higher employee related costs, investment in initiatives to grow the business, including higher revenue based variable expenses in the wealth business, and volume growth.

The average full-time equivalent (FTE) staffing levels increased by 507, or 1%, compared with last year, mainly due to the addition of MBNA. The reported efficiency ratio improved to 44.0%, while the adjusted efficiency ratio improved to 43.3%, compared with 44.5% on both reported and adjusted basis compared to the same period last year.

U.S. Retail reported net income, in Canadian dollar terms, for the year was $1,325 million, a decrease of $74 million, or 5%, compared with last year. The decrease in reported net income was primarily due to litigation reserves and the impact of Superstorm Sandy, partially offset by strong loan and deposit volume and higher fee-based revenue. TD Ameritrade contributed $209 million in net income, flat compared with last year.

Adjusted net income was US$1,611 million, an increase of US$108 million, or 7%. The increase in adjusted earnings was primarily due to strong loan and deposit volume and higher fee-based revenue, partially offset by higher expenses to support growth, and the impact of the Durbin Amendment.

U.S. Retail revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Revenue for the year was US$6,208 million, an increase of US$292 million, or 5%, compared with last year driven by increased loan and deposit volume, higher fee-based revenue, and gains on sales of securities, partially offset by the impact of the Durbin Amendment and the anticipated run-off in legacy Chrysler Financial revenue. Average loans increased by US$12 billion, or 17%, compared with last year with an increase of US$9 billion, or 30% in average personal loans and an increase of US$3 billion, or 8% in average business loans. Average deposits increased US$17 billion, or 11%, compared with prior year, including a US$10 billion increase in average deposits of TD Ameritrade. The margin on average earning assets for the year decreased by 13 bps to 3.60% compared with last year primarily due to the low interest rate environment and timing of cash flows on acquired portfolios.

Reported PCL for the year was US$778 million, an increase of US$80 million, or 11%, compared with last year. Adjusted PCL for the year was US$723 million, an increase of US$25 million, or 4%, compared with last year due primarily to organic loan growth, the acquired credit-impaired loan portfolios and the impact of new regulatory guidance on loans discharged in bankruptcies, partially offset by improved asset quality. Personal banking PCL, excluding debt securities classified as loans was US$391 million, an increase of US$131 million, or 50%, from the prior year. Business banking PCL, excluding debt securities classified as loans was US$320 million, a decrease of US$43 million, or 12%, compared with prior year. PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.84%, a decrease of 2 bps, compared with last year. Net impaired loans, excluding acquired credit-impaired loans and debt securities classified as loans, were US$1,059 million, a decrease of US$84 million, or 7%, compared with last year due to continued improvement in credit quality. Acquired credit-impaired loans were US$3.8 billion as at October 31, 2012 compared with US$5.6 billion as at October 31, 2011, while net impaired debt securities classified as loans were US$1.3 billion compared with US$1.4 billion as at October 31, 2011.

Reported non-interest expenses for the year were US$4,228 million, an increase of US$493 million, or 13%, compared with last year. On an adjusted basis, non-interest expenses were US$3,799 million, an increase of US$210 million, or 6%, compared with last year due to investments in new stores and infrastructure, and the Chrysler Financial acquisition.

The average FTE staffing levels for the year increased by 812, or 3%, compared with last year due to the Chrysler Financial acquisition and new stores, partially offset by store closures and consolidations. The reported efficiency ratio for the year worsened to 68.1%, compared with 63.2% last year, while the adjusted efficiency ratio for the year remained flat at 61.2%, compared with last year.

Wholesale Banking net income for the year was $880 million, an increase of $65 million, or 8%, compared with last year. The increase in earnings was due to stronger results in our core businesses, partially offset by reduced securities gains in the investment portfolio. The return on common equity for the year was 21.2%.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. Revenue for the year was $2,654 million, an increase of $158 million, or 6%, compared with last year. Capital markets revenue increased primarily due to improved fixed income and credit trading, strong debt underwriting, and robust M&A revenue. Fixed income and credit trading revenue increased due to increased liquidity, tightening credit spreads and periods of elevated volatility in the market. Debt underwriting fees remained strong throughout the year. M&A revenue was higher aided by low interest rates, robust banking markets and ongoing opportunities for consolidation. Partially offsetting these improvements were lower security gains from the investment portfolio and weaker equity trading and underwriting on low industry-wide volumes and volatility.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 35

PCL comprises specific provision for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $47 million, an increase of $25 million, compared with last year. The increase in PCL was primarily due to a loss on a single name in the corporate lending portfolio. PCL in the prior year primarily comprised the accrual cost of credit protection.

Non-interest expenses for the year were $1,570 million, an increase of $102 million, or 7%, compared with last year primarily due to legal provisions in the current year and higher variable compensation commensurate with improved revenue.

Risk-weighted assets were $43 billion as at October 31, 2012, an increase of $8 billion, or 23%, compared with October 31, 2011. The increase was due to the implementation of the revised Basel II market risk framework.

The average FTE staffing levels increased by 36, or 1%, compared with last year.

Corporate segment reported net loss for the year was $208 million, compared with a reported net loss of $323 million last year. The adjusted net loss for the year was $2 million, compared with an adjusted net loss of $18 million last year. The year-over-year change in the adjusted net loss was due to higher net corporate expenses, partially offset by the impact of favourable tax items, treasury and other hedging activities and other items.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 36

GROUP FINANCIAL CONDITION

Balance Sheet Review

At a glance overview

•	Total assets were $862 billion as at October 31, 2013, an increase of $51 billion, or 6%, compared with October 31, 2012.

TABLE 26: SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
		As at
	October 31	October 31
	2013	2012
Interest-bearing deposits with banks	$28,583	$21,692
Available-for-sale securities	79,544	98,576
Held-to-maturity securities	29,961	–
Loans (net of allowance for loan losses)	444,922	408,848
Trading deposits	50,967	38,774
Deposits	541,605	487,754

FACTORS AFFECTING ASSETS AND LIABILITIES

Total assets were $862 billion as at October 31, 2013, an increase of $51 billion, or 6%, from October 31, 2012. The net increase was primarily due to a $36 billion increase in loans (net of allowance for loan losses), a $30 billion increase in held-to-maturity securities, and a $7 billion increase in interest-bearing deposits with banks, partially offset by a $23 billion decrease in financial assets at fair value.

Interest-bearing deposits with banks increased $7 billion primarily due to an increase in Wholesale Banking driven by higher U.S. Federal Reserve deposits.

Financial assets at fair value decreased $23 billion largely due to a reclassification from available-for-sale securities to held-to-maturity securities and a decrease in derivative assets in Wholesale Banking.

Held-to-maturity securities increased $30 billion due to a reclassification from available-for-sale securities and an increase in securities in the U.S. Retail segment.

Loans (net of allowance for loan losses) increased $36 billion primarily driven by increases in the U.S. Retail and Canadian Retail segments. The increase in the U.S. Retail segment was due to growth in credit card and business and government loans. Target added $6 billion to total loans. Canadian Retail segment loans increased primarily due to growth in residential mortgages and business and government loans.

Total liabilities were $811 billion as at October 31, 2013, an increase of $48 billion, or 6%, from October 31, 2012. The net increase was primarily due to a $54 billion increase in deposits, partially offset by a $7 billion decrease in financial liabilities at fair value.

Financial liabilities at fair value decreased $7 billion largely due to a decrease in derivative liabilities, partially offset by an increase in trading deposits in Wholesale Banking.

Deposits increased $54 billion primarily due to increases in personal non-term and business and government deposits in the U.S. Retail and Canadian Retail segments and bank deposits in Wholesale Banking, partially offset by a decrease in personal term deposits in the Canadian Retail segment.

Equity was $51 billion as at October 31, 2013, an increase of $3 billion, or 7%, from October 31, 2012 primarily due to higher retained earnings.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 37

Group Financial Condition

Credit Portfolio Quality

At a glance overview

•	Loans and acceptances net of allowance for loan losses was $451 billion, an increase of $35 billion compared with last year.
•	Impaired loans net of counterparty-specific and individually insignificant allowances was $2,243 million, an increase of $143 million compared with last year.
•	Provision for credit losses was $1,631 million, compared with $1,795 million in the prior year.
•	Total allowance for loan losses increased by $211 million to $2,855 million in 2013.

Loan Portfolio

Overall in 2013, the Bank’s credit quality remained stable despite uncertain economic conditions. During 2013, the Bank increased its credit portfolio by $35 billion, or 8%, from the prior year, largely due to volume growth in the Canadian and U.S. Retail segments and Target.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 33 to the Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank’s loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit cards, representing 72% of total loans net of counterparty-specific and individually insignificant allowances, down from 73% in 2012. During the year, these portfolios increased by $22 billion, or 7%, and totalled $326 billion at year end. Residential mortgages represented 41% of the portfolio in 2013, consistent with 2012. Consumer instalment and other personal loans, and credit cards were 31% of total loans net of counterparty-specific and individually insignificant allowances in 2013, down from 32% in 2012.

The Bank’s business and government credit exposure was 27% of total loans net of counterparty-specific and individually insignificant allowances, up from 25% in 2012. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 5% and 2%, respectively. Real estate was the leading U.S. sector of concentration and represented 3% of net loans, consistent with 2012.

Geographically, the credit portfolio remained concentrated in Canada. In 2013, the percentage of loans held in Canada was 74%, down from 76% in 2012. The largest Canadian exposure was in Ontario, which represented 42% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2013, down from 43% in 2012.

The balance of the credit portfolio was predominantly in the U.S., which represented 24% of the portfolio, up from 22% in 2012 primarily due to volume growth in residential mortgages, consumer indirect auto, business and government loans and Target. Exposures to debt securities classified as loans, acquired credit-impaired loans, and other geographic regions were limited. The largest U.S. exposures by state were in New England and New York which represented 7% and 5% of total loans net of counterparty-specific and individually insignificant allowances, respectively, up from 6% and 4% in 2012.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 38

TABLE 27: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1,2]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
		October 31		October 31	October 31	October 31	October 31	October 31
		2013		2012	2011	2013	2012	2011
		Counterparty-
		specific and
		individually
	Gross	insignificant	Net	Net	Net
	loans	allowances	loans	loans	loans
Canada
Residential mortgages	$164,389	$14	$164,375	$154,233	$142,282	36.3%	36.9%	36.8%
Consumer instalment and other personal
HELOC	61,581	20	61,561	64,732	65,518	13.6	15.5	16.9
Indirect Auto	14,666	25	14,641	13,942	13,581	3.2	3.3	3.5
Other	15,193	52	15,141	14,525	15,333	3.3	3.5	4.0
Credit card	15,288	115	15,173	14,165	8,042	3.3	3.4	2.1
Total personal	271,117	226	270,891	261,597	244,756	59.7	62.6	63.3
Real estate
Residential	13,685	12	13,673	12,462	10,730	3.0	3.0	2.8
Non-residential	8,153	2	8,151	7,250	5,898	1.8	1.7	1.5
Total real estate	21,838	14	21,824	19,712	16,628	4.8	4.7	4.3
Agriculture	3,914	–	3,914	3,237	2,749	0.9	0.8	0.7
Automotive	2,326	1	2,325	1,444	1,249	0.5	0.3	0.3
Financial	8,812	1	8,811	6,416	8,232	1.9	1.5	2.1
Food, beverage, and tobacco	1,250	2	1,248	1,073	1,043	0.3	0.3	0.3
Forestry	423	–	423	378	388	0.1	0.1	0.1
Government, public sector entities, and education	4,471	2	4,469	4,784	4,210	1.0	1.1	1.1
Health and social services	3,686	1	3,685	3,327	2,960	0.8	0.8	0.8
Industrial construction and trade contractors	1,600	6	1,594	1,489	1,332	0.4	0.4	0.3
Metals and mining	871	5	866	770	634	0.2	0.2	0.2
Pipelines, oil, and gas	2,194	7	2,187	2,235	1,849	0.5	0.5	0.5
Power and utilities	1,506	–	1,506	1,184	1,082	0.3	0.3	0.3
Professional and other services	2,674	5	2,669	2,403	1,824	0.6	0.5	0.5
Retail sector	2,144	26	2,118	1,959	2,024	0.5	0.5	0.5
Sundry manufacturing and wholesale	1,821	5	1,816	1,644	1,491	0.4	0.4	0.4
Telecommunications, cable, and media	1,029	1	1,028	1,004	908	0.2	0.2	0.2
Transportation	771	1	770	715	537	0.2	0.2	0.1
Other	2,942	4	2,938	1,934	2,511	0.6	0.5	0.7
Total business and government	64,272	81	64,191	55,708	51,651	14.2	13.3	13.4
Total Canada	335,389	307	335,082	317,305	296,407	73.9	75.9	76.7
United States
Residential mortgages	20,945	8	20,937	17,349	12,478	4.6	4.2	3.3
Consumer instalment and other personal
HELOC	10,607	16	10,591	10,101	9,630	2.3	2.4	2.5
Indirect Auto	16,323	4	16,319	13,463	9,739	3.6	3.2	2.5
Other	533	1	532	489	447	0.2	0.1	0.1
Credit card	6,900	13	6,887	1,085	880	1.5	0.3	0.2
Total personal	55,308	42	55,266	42,487	33,174	12.2	10.2	8.6
Real estate
Residential	3,470	12	3,458	2,997	3,064	0.8	0.7	0.8
Non-residential	12,084	20	12,064	10,797	9,404	2.7	2.6	2.4
Total real estate	15,554	32	15,522	13,794	12,468	3.5	3.3	3.2
Agriculture	289	–	289	275	229	0.1	0.1	0.1
Automotive	1,850	2	1,848	1,538	1,271	0.4	0.4	0.3
Financial	2,006	1	2,005	1,953	2,725	0.4	0.5	0.7
Food, beverage, and tobacco	1,654	1	1,653	1,321	1,227	0.4	0.3	0.3
Forestry	531	1	530	410	316	0.1	0.1	0.1
Government, public sector entities, and education	4,466	3	4,463	3,276	2,389	0.9	0.8	0.6
Health and social services	5,785	12	5,773	4,941	4,269	1.3	1.2	1.1
Industrial construction and trade contractors	1,222	8	1,214	1,086	1,097	0.3	0.3	0.3
Metals and mining	1,056	1	1,055	999	893	0.2	0.2	0.2
Pipelines, oil, and gas	521	–	521	829	801	0.1	0.2	0.2
Power and utilities	1,155	–	1,155	1,116	968	0.3	0.3	0.3
Professional and other services	5,353	14	5,339	4,379	2,868	1.1	1.0	0.7
Retail sector	2,578	11	2,567	2,294	2,311	0.6	0.5	0.6
Sundry manufacturing and wholesale	3,717	3	3,714	3,055	2,626	0.8	0.7	0.7
Telecommunications, cable, and media	1,663	7	1,656	1,175	1,049	0.4	0.3	0.3
Transportation	4,886	4	4,882	3,559	2,838	1.0	0.8	0.7
Other	714	–	714	1,080	1,357	0.2	0.3	0.4
Total business and government	55,000	100	54,900	47,080	41,702	12.1	11.3	10.8
Total United States	110,308	142	110,166	89,567	74,876	24.3	21.5	19.4
International
Personal	10	–	10	11	12	–	–	–
Business and government	2,240	–	2,240	2,653	3,520	0.5	0.6	0.9
Total international	2,250	–	2,250	2,664	3,532	0.5	0.6	0.9
Total excluding other loans	447,947	449	447,498	409,536	374,815	98.7	98.0	97.0
Other loans
Debt securities classified as loans	3,744	173	3,571	4,809	6,332	0.8	1.1	1.6
Acquired credit-impaired loans[3]	2,485	117	2,368	3,669	5,500	0.5	0.9	1.4
Total other loans	6,229	290	5,939	8,478	11,832	1.3	2.0	3.0
Total	$454,176	$739	$453,437	$418,014	$386,647	100.0%	100.0%	100.0%
Incurred but not identified allowance
Personal, business and government			2,018	1,788	1,496
Debt securities classified as loans			98	155	149
Total incurred but not identified allowance			2,116	1,943	1,645
Total, net of allowance			$451,321	$416,071	$385,002
Percentage change over previous year – loans and acceptances,
net of counterparty-specific and individually insignificant allowances			8.5%	8.1%	10.4%
Percentage change over previous year – loans and acceptances, net of allowance			8.5%	8.1%	10.4%
1	Primarily based on the geographic location of the customer’s address.
2	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
3	Includes all FDIC covered loans and other acquired credit-impaired loans.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 39

TABLE 28: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY[1,2]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2013	2012	2011	2013	2012	2011
		Counterparty-
		specific and
		individually
		insignificant
	Gross loans	allowances	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$9,702	$7	$9,695	$9,179	$8,542	2.1%	2.2%	2.2%
British Columbia[3]	48,894	23	48,871	47,564	46,197	10.9	11.4	12.0
Ontario[3]	188,601	235	188,366	177,947	164,732	41.5	42.6	42.6
Prairies[3]	60,394	24	60,370	56,453	53,687	13.3	13.5	13.9
Québec	27,798	18	27,780	26,162	23,249	6.1	6.2	6.0
Total Canada	335,389	307	335,082	317,305	296,407	73.9	75.9	76.7
United States
Carolinas (North and South)	5,318	4	5,314	3,259	1,686	1.2	0.8	0.4
Florida	6,809	7	6,802	4,567	2,635	1.5	1.1	0.7
New England[4]	29,526	49	29,477	25,891	23,201	6.5	6.2	6.0
New Jersey	20,290	37	20,253	15,026	12,034	4.4	3.6	3.1
New York	20,777	16	20,761	15,646	12,119	4.6	3.8	3.1
Pennsylvania	8,222	15	8,207	6,740	5,776	1.8	1.6	1.5
Other	19,366	14	19,352	18,438	17,425	4.3	4.4	4.6
Total United States	110,308	142	110,166	89,567	74,876	24.3	21.5	19.4
International
Europe	752	–	752	1,239	1,582	0.2	0.3	0.4
Other	1,498	–	1,498	1,425	1,950	0.3	0.3	0.5
Total international	2,250	–	2,250	2,664	3,532	0.5	0.6	0.9
Total excluding other loans	447,947	449	447,498	409,536	374,815	98.7	98.0	97.0
Other loans	6,229	290	5,939	8,478	11,832	1.3	2.0	3.0
Total	$454,176	$739	$453,437	$418,014	$386,647	100.0%	100.0%	100.0%
Incurred but not identified allowance			2,116	1,943	1,645
Total, net of allowance			$451,321	$416,071	$385,002
Percentage change over previous year –
loans and acceptances, net of
counterparty-specific and individually
insignificant allowances for loan losses			2013	2012	2011
Canada			5.6%	7.1%	9.3%
United States			23.0	19.6	22.2
International			(15.5)	(24.6)	7.9
Other loans			(29.9)	(28.3)	(18.3)
Total			8.5%	8.1%	10.4%
1	Primarily based on the geographic location of the customer’s address.
2	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

Loans authorized and amounts outstanding to Canadian and U.S. small and mid-sized business customers are provided below.

TABLE 29: LOANS TO SMALL AND MID-SIZED BUSINESS CUSTOMERS
(millions of Canadian dollars, except as noted)
	Loans authorized			Amount outstanding
Loan amount (dollars)	2013	2012	2011	2013	2012	2011
$0 – $24,999	$956	$995	$1,095	$365	$387	$425
$25,000 – $49,999	990	1,104	1,359	493	539	624
$50,000 – $99,999	1,952	2,129	2,340	1,035	1,140	1,258
$100,000 – $249,999	5,537	5,723	5,980	3,596	3,738	3,951
$250,000 – $499,999	7,167	7,145	7,092	5,109	5,070	5,046
$500,000 – $999,999	9,355	8,810	8,455	6,377	5,982	5,792
$1,000,000 – $4,999,999	31,212	28,138	26,584	19,434	17,409	16,074
Total[1]	$57,169	$54,044	$52,905	$36,409	$34,265	$33,170
1	Personal loans used for business purposes are not included in these totals.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 40

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs ranging from home purchases to refinancing. Credit policies and strategies are aligned with the Bank’s risk appetite and meet all regulatory requirements. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. Credit policies in Canada ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or other approved private mortgage insurers.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments including dwelling type and geographical regions are examined during the exercise to determine whether specific vulnerabilities exist. Based on our most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 30: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)
											As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								October 31, 2013
Canada
Atlantic provinces	$4,077	2.5%	$1,076	0.7%	$698	1.1%	$774	1.3%	$4,775	2.1%	$1,850	0.8%
British Columbia[4]	21,166	12.9	9,896	6.0	4,209	6.8	7,454	12.1	25,375	11.2	17,350	7.7
Ontario[4]	57,942	35.3	20,940	12.7	13,697	22.2	17,635	28.7	71,639	31.7	38,575	17.1
Prairies[4]	26,645	16.2	6,628	4.0	5,821	9.5	6,768	11.0	32,466	14.4	13,396	5.9
Quebec	12,066	7.3	3,953	2.4	2,300	3.7	2,225	3.6	14,366	6.4	6,178	2.7
Total Canada	$121,896	74.2%	$42,493	25.8%	$26,725	43.3%	$34,856	56.7%	$148,621	65.8%	$77,349	34.2%
United States	603		20,828		9		10,757		612		31,585
Total	$122,499		$63,321		$26,734		$45,613		$149,233		$108,934

								October 31, 2012
Canada
Atlantic provinces	$3,515	2.3%	$682	0.4%	$780	1.2%	$771	1.2%	$4,295	2.0%	$1,453	0.7%
British Columbia[4]	19,946	12.9	6,833	4.4	4,912	7.6	7,420	11.5	24,858	11.4	14,253	6.5
Ontario[4]	62,977	40.9	20,008	13.0	15,085	23.3	17,278	26.7	78,062	35.5	37,286	17.0
Prairies[4]	23,144	15.0	4,030	2.6	6,985	10.8	6,828	10.5	30,129	13.8	10,858	5.0
Quebec	10,490	6.8	2,622	1.7	2,479	3.8	2,215	3.4	12,969	5.9	4,837	2.2
Total Canada	$120,072	77.9%	$34,175	22.1%	$30,241	46.7%	$34,512	53.3%	$150,313	68.6%	$68,687	31.4%
United States	497		17,428		10		10,302		507		27,730
Total	$120,569		$51,603		$30,251		$44,814		$150,820		$96,417
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 31: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]

									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						October 31, 2013
Canada	10.8%	4.3%	8.2%	11.7%	24.6%	26.0%	14.3%	0.1%	100.0%
United States	2.6	1.3	21.6	2.0	8.3	63.1	1.1	–	100.0
Total	9.9%	4.0%	9.8%	10.6%	22.6%	30.2%	12.8%	0.1%	100.0%

						October 31, 2012
Canada	9.8%	4.6%	8.9%	13.1%	18.5%	25.9%	17.7%	1.5%	100.0%
United States	1.6	1.9	25.9	2.2	9.9	56.2	2.3	–	100.0
Total	9.0%	4.3%	10.7%	11.9%	17.6%	29.0%	16.1%	1.4%	100.0%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 41

TABLE 32: UNINSURED AVERAGE LOAN-TO-VALUE: NEWLY ORIGINATED AND NEWLY ACQUIRED[1,2,3]

	Residential	Home equity
	mortgages	lines of credit[4]	Total
		October 31, 2013
Canada
Atlantic provinces	72%	62%	70%
British Columbia[5]	67	58	65
Ontario[5]	68	61	66
Prairies[5]	71	63	69
Quebec	71	63	70
Total Canada	69%	61%	67%
United States	67%	66%	67%
Total	69%	62%	67%

		October 31, 2012
Canada
Atlantic provinces	72%	69%	71%
British Columbia[5]	66	63	65
Ontario[5]	68	67	68
Prairies[5]	70	69	70
Quebec	70	69	69
Total Canada	68%	67%	68%
United States	65%	65%	65%
Total	67%	66%	67%
1	Geographic location based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, gross impaired loans increased $174 million, or 7% over 2012. Gross impaired loan formations increased year over year by $283 million, primarily driven by Target.

In Canada, net impaired loans decreased by $127 million, or 12% in 2013 due to continued credit quality improvement in the retail banking portfolios. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated impaired loans net of counterparty-specific and individually insignificant allowances of $815 million, a decrease of $95 million, or 10%, over 2012. Business and government loans generated $100 million in net impaired loans, a decrease of $32 million, or 24%, over 2012. Business and government impaired loans were distributed across industry sectors.

In the U.S., net impaired loans increased by $270 million, or 26% in 2013. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated net impaired loans of $629 million, an increase of $234 million, or 59%, over 2012, due primarily to volume growth in real estate secured lending, indirect auto and Target. Business and government loans generated $699 million in net impaired loans, an increase of $36 million, or 5%, over 2012 due primarily to volume growth. Business and government impaired loans were concentrated in the real estate sector as real estate is the largest sector of U.S. business loans. Geographically, 41% of total impaired loans net of counterparty-specific and individually insignificant allowances were generated in Canada and 59% in the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 18% of total net impaired loans, down from 24% in 2012. U.S. net impaired loans were concentrated in New England and New Jersey, representing 19% and 13%, respectively, of net impaired loans, compared with 18% and 12%, respectively, in 2012.

TABLE 33: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)
	2013	2012	2011
Personal, business and government loans[1,2]
Balance at beginning of year	$2,518	$2,493	$2,535
Additions	4,539	4,256	3,610
Return to performing status, repaid or sold	(2,509)	(2,261)	(2,015)
Write-offs	(1,914)	(1,969)	(1,629)
Foreign exchange and other adjustments	58	(1)	(8)
Balance at end of year	$2,692	$2,518	$2,493
1	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 7 to the 2013 Consolidated Financial Statements.
2	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 7 to the 2013 Consolidated Financial Statements.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 42

TABLE 34: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1,2,3,4]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
		2013		2012	2011	2013	2012	2011
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired
	loans	allowances	loans	loans	loans
Canada
Residential mortgages[5]	$448	$14	$434	$465	$596	19.3%	22.1%	28.9%
Consumer instalment and other personal
HELOC	321	20	301	306	180	13.4	14.6	8.6
Indirect Auto	41	25	16	14	16	0.7	0.7	0.8
Other	73	52	21	30	26	0.9	1.4	1.3
Credit card	158	115	43	95	18	2.0	4.5	0.9
Total personal	1,041	226	815	910	836	36.3	43.3	40.5
Real estate
Residential	25	12	13	15	13	0.6	0.7	0.6
Non-residential	7	2	5	1	6	0.2	0.1	0.3
Total real estate	32	14	18	16	19	0.8	0.8	0.9
Agriculture	5	–	5	4	5	0.2	0.2	0.2
Automotive	1	1	–	2	1	–	0.1	0.1
Financial	2	1	1	21	1	0.1	1.0	0.1
Food, beverage, and tobacco	5	2	3	2	1	0.1	0.1	0.1
Forestry	1	–	1	4	–	0.1	0.2	–
Government, public sector entities, and education	6	2	4	2	3	0.2	0.1	0.1
Health and social services	3	1	2	17	1	0.1	0.8	0.1
Industrial construction and trade contractors	12	6	6	6	7	0.2	0.3	0.3
Metals and mining	14	5	9	1	3	0.4	0.1	0.1
Pipelines, oil, and gas	27	7	20	1	2	0.9	0.1	0.1
Power and utilities	–	–	–	–	–	–	–	–
Professional and other services	8	5	3	4	3	0.1	0.2	0.1
Retail sector	44	26	18	22	21	0.8	1.0	1.0
Sundry manufacturing and wholesale	12	5	7	8	14	0.3	0.3	0.7
Telecommunications, cable, and media	1	1	–	19	1	–	0.9	0.1
Transportation	2	1	1	–	1	0.1	–	0.1
Other	6	4	2	3	5	0.1	0.1	0.2
Total business and government	181	81	100	132	88	4.5	6.3	4.3
Total Canada	1,222	307	915	1,042	924	40.8	49.6	44.8
United States
Residential mortgages	258	8	250	187	161	11.1	8.9	7.8
Consumer instalment and other personal
HELOC	220	16	204	179	73	9.1	8.5	3.6
Indirect Auto	80	4	76	24	6	3.4	1.2	0.3
Other	2	1	1	2	–	0.1	0.1	–
Credit card	111	13	98	3	3	4.3	0.1	0.1
Total personal	671	42	629	395	243	28.0	18.8	11.8
Real estate
Residential	110	12	98	133	250	4.4	6.3	12.1
Non-residential	225	20	205	191	282	9.1	9.1	13.7
Total real estate	335	32	303	324	532	13.5	15.4	25.8
Agriculture	1	–	1	2	4	0.1	0.1	0.2
Automotive	14	2	12	15	20	0.5	0.7	1.0
Financial	9	1	8	6	16	0.4	0.3	0.8
Food, beverage, and tobacco	11	1	10	7	6	0.4	0.3	0.3
Forestry	2	1	1	1	1	0.1	0.1	0.1
Government, public sector entities, and education	22	3	19	7	7	0.8	0.3	0.3
Health and social services	35	12	23	18	50	1.0	0.8	2.4
Industrial construction and trade contractors	54	8	46	40	34	2.1	1.9	1.6
Metals and mining	19	1	18	26	10	0.8	1.2	0.5
Pipelines, oil, and gas	–	–	–	4	–	–	0.2	–
Power and utilities	–	–	–	–	6	–	–	0.3
Professional and other services	82	14	68	41	39	3.0	2.0	1.9
Retail sector	110	11	99	70	90	4.4	3.4	4.3
Sundry manufacturing and wholesale	31	3	28	46	22	1.3	2.2	1.1
Telecommunications, cable, and media	19	7	12	10	6	0.5	0.5	0.3
Transportation	43	4	39	32	46	1.8	1.5	2.2
Other	12	–	12	14	7	0.5	0.7	0.3
Total business and government	799	100	699	663	896	31.2	31.6	43.4
Total United States	1,470	142	1,328	1,058	1,139	59.2	50.4	55.2
International
Business and government	–	–	–	–	–	–	–	–
Total international	–	–	–	–	–	–	–	–
Total[2,3]	$2,692	$449	$2,243	$2,100	$2,063	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			4.77%	4.76	5.27%
1	Primarily based on the geographic location of the customer’s address.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 7 to the 2013 Consolidated Financial Statements.
3	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 7 to the 2013 Consolidated Financial Statements.
4	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
5	Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 43

TABLE 35: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY[1,2,3]
(millions of Canadian dollars, except as noted)
					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2013	2012	2011	2013	2012	2011
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired
	loans	allowances	loans	loans	loans
Canada
Atlantic provinces	$41	$7	$34	$26	$23	1.5%	1.3%	1.1%
British Columbia[4]	233	23	210	202	159	9.4	9.6	7.7
Ontario[4]	641	235	406	509	412	18.1	24.2	20.0
Prairies[4]	193	24	169	185	219	7.5	8.8	10.6
Québec	114	18	96	120	111	4.3	5.7	5.4
Total Canada[5]	1,222	307	915	1,042	924	40.8	49.6	44.8
United States
Carolinas (North and South)	53	4	49	23	8	2.2	1.1	0.4
Florida	82	7	75	38	45	3.4	1.8	2.2
New England[6]	479	49	430	369	386	19.2	17.6	18.7
New Jersey	338	37	301	252	250	13.4	12.0	12.1
New York	200	16	184	137	134	8.2	6.5	6.5
Pennsylvania	155	15	140	91	167	6.2	4.4	8.1
Other	163	14	149	148	149	6.6	7.0	7.2
Total United States[5]	1,470	142	1,328	1,058	1,139	59.2	50.4	55.2
Total[2]	$2,692	$449	$2,243	$2,100	$2,063	100.0%	100.0%	100.0%
Net impaired loans as a % of net loans[7]			0.50%	0.52%	0.56%
1	Primarily based on the geographic location of the customer’s address.
2	Excludes FDIC covered loans and other acquired credit-impaired loans. For additional information refer to the “Exposure to Acquired Credit-Impaired Loans” discussion and table in this section of the document and Note 7 to the 2013 Consolidated Financial Statements.
3	Excludes debt securities classified as loans. For additional information refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” section of this document and Note 7 to the 2013 Consolidated Financial Statements.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
5	Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
6	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
7	Includes customers’ liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the provision for credit losses, and decreased by write-offs net of recoveries. The Bank maintains the allowance at levels that management believes is adequate to absorb incurred credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific allowance

The Bank establishes counterparty-specific allowances for impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows. Counterparty-specific allowances for credit losses are established to reduce the book value of loans to their estimated realizable amounts.

During 2013, counterparty-specific allowances decreased by $38 million, or 10%, resulting in a total counterparty-specific allowance of $348 million. Excluding debt securities classified as loans, FDIC covered loans and other acquired credit-impaired loans, counterparty-specific allowances decreased by $19 million, or 11% from the prior year.

Collectively assessed allowance for individually insignificant impaired loans

Individually insignificant loans, such as the Bank’s personal and small business banking loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

During 2013, the collectively assessed allowance for individually insignificant impaired loans increased by $74 million, or 23%, resulting in a total of $391 million. Excluding FDIC covered loans and other acquired credit–impaired loans, the collectively assessed allowance for individually insignificant impaired loans increased by $48 million, or 19% from the prior year due primarily to the full year impact of the acquisition of the MBNA Canada credit card portfolio in 2012.

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified credit losses is reviewed on a quarterly basis using credit risk models and management’s judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the non-retail portfolio, allowances are estimated using borrower specific information. The LGD is based on the security and structure of the facility; EAD is a function of the current usage, the borrower’s risk rating, and the committed amount of the facility. For the retail portfolio, the collectively assessed allowance for incurred but not identified credit losses is calculated on a pooled portfolio level with each pool comprising exposures with similar characteristics segmented, for example by product type and PD estimate. Recovery data models are used in the determination of the LGD for each pool. EAD is a function of the current usage and historical exposure experience at default.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 44

As at October 31, 2013 the collectively assessed allowance for incurred but not identified credit losses was $2,328 million, up from $2,152 million as at October 31, 2012. Excluding debt securities classified as loans, the collectively assessed allowance for incurred but not identified credit losses increased by $233 million, or 12% from the prior year primarily due to Target.

The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank’s recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. Allowance for credit losses are more fully described in Note 7 to the Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES

The provision for credit losses is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb incurred credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.

The Bank recorded a total provision for credit losses of $1,631 million in 2013, compared with a total provision of $1,795 million in 2012. This amount comprised $1,481 million of counterparty-specific and individually insignificant provisions and $150 million in collectively assessed incurred but not identified provisions. The total provision for credit losses as a percentage of net average loans and acceptances decreased to 0.38% from 0.45% in 2012 largely due to improved credit quality in the Canadian and U.S. commercial portfolios.

In Canada, residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $865 million, an increase of $134 million, or 18%, over 2012 due primarily to the full year impact of MBNA in 2012. Business and government loans required counterparty-specific and individually insignificant provisions of $74 million, a decrease of $31 million, or 30%, over 2012 due primarily to improved credit quality. Business and government counterparty-specific and individually insignificant provisions were distributed across all industry sectors.

In the U.S., residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $336 million, an increase of $17 million, or 5%, over 2012. Business and government loans required counterparty-specific and individually insignificant provisions of $144 million, a decrease of $156 million, or 52%, over 2012 primarily due to the improved credit performance in the real estate and financial sectors. Similar to impaired loans, the largest business and government counterparty-specific and individually insignificant provisions occurred in the real estate sector.

Geographically, 63% of counterparty-specific and individually insignificant provisions were attributed to Canada and 32% to the U.S. in 2013. Canadian counterparty-specific and individually insignificant provisions were concentrated in Ontario, which represented 50% of total counterparty-specific and individually insignificant provisions, up from 39% in 2012. U.S. counterparty-specific and individually insignificant provisions were concentrated in New England and New Jersey, representing 8% and 5% of total counterparty-specific and individually insignificant provisions, down from 13% and 6% respectively in 2012.

Table 36 provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 36: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)
	2013	2012	2011
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$231	$447	$421
Provision for credit losses – individually insignificant	1,644	1,415	1,298
Recoveries	(394)	(287)	(264)
Total provision for credit losses for counterparty-specific and individually insignificant	1,481	1,575	1,455
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking	(53)	183	–
U.S. Retail	203	37	32
Other	–	–	3
Total provision for credit losses – incurred but not identified	150	220	35
Provision for credit losses	$1,631	$1,795	$1,490

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 45

TABLE 37: PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1,2]
(millions of Canadian dollars, except as noted)
				Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2013	2012	2011	2013	2012	2011
Provision for credit losses – counterparty-specific and
individually insignificant
Canada
Residential mortgages[3]	$16	$10	$11	1.1%	0.6%	0.8%
Consumer instalment and other personal
HELOC	15	21	13	1.0	1.3	0.9
Indirect Auto	128	131	136	8.6	8.3	9.3
Other	221	261	283	14.9	16.6	19.5
Credit card	485	308	322	32.8	19.6	22.1
Total personal	865	731	765	58.4	46.4	52.6
Real estate
Residential	(4)	12	(6)	(0.3)	0.8	(0.4)
Non-residential	1	2	2	0.1	0.1	0.1
Total real estate	(3)	14	(4)	(0.2)	0.9	(0.3)
Agriculture	3	2	–	0.2	0.1	–
Automotive	2	4	2	0.1	0.2	0.1
Financial	–	6	1	–	0.4	0.1
Food, beverage, and tobacco	4	1	5	0.3	0.1	0.4
Forestry	–	1	–	–	0.1	–
Government, public sector entities, and education	1	–	2	0.1	–	0.1
Health and social services	(1)	1	–	(0.1)	0.1	–
Industrial construction and trade contractors	14	13	13	1.0	0.8	0.9
Metals and mining	–	6	(1)	–	0.4	(0.1)
Pipelines, oil, and gas	10	–	(3)	0.7	–	(0.2)
Professional and other services	3	9	12	0.2	0.6	0.9
Retail sector	33	16	24	2.2	1.0	1.6
Sundry manufacturing and wholesale	5	8	–	0.3	0.5	–
Telecommunications, cable, and media	(4)	19	(2)	(0.3)	1.2	(0.1)
Transportation	4	3	7	0.3	0.2	0.5
Other	3	2	2	0.2	0.1	0.1
Total business and government	74	105	58	5.0	6.7	4.0
Total Canada	939	836	823	63.4	53.1	56.6
United States
Residential mortgages	11	22	17	0.7	1.4	1.2
Consumer instalment and other personal
HELOC	54	93	59	3.7	5.9	4.0
Indirect Auto	166	111	41	11.2	7.1	2.8
Other	54	48	49	3.7	3.0	3.4
Credit card	51	45	48	3.4	2.9	3.3
Total personal	336	319	214	22.7	20.3	14.7
Real estate
Residential	–	72	70	–	4.6	4.8
Non-residential	35	66	60	2.4	4.2	4.1
Total real estate	35	138	130	2.4	8.8	8.9
Agriculture	(1)	1	–	(0.1)	0.1	–
Automotive	2	3	1	0.1	0.2	0.1
Financial	1	22	8	0.1	1.4	0.5
Food, beverage, and tobacco	1	5	1	0.1	0.3	0.1
Forestry	1	–	–	0.1	–	–
Government, public sector entities, and education	12	7	1	0.7	0.4	0.1
Health and social services	10	7	4	0.7	0.4	0.3
Industrial construction and trade contractors	6	19	22	0.4	1.2	1.5
Metals and mining	6	3	9	0.4	0.2	0.6
Pipelines, oil, and gas	(2)	1	(18)	(0.1)	0.1	(1.3)
Power and utilities	(1)	2	3	(0.1)	0.1	0.2
Professional and other services	24	7	25	1.6	0.4	1.7
Retail sector	24	26	20	1.6	1.7	1.4
Sundry manufacturing and wholesale	13	21	7	0.9	1.3	0.5
Telecommunications, cable, and media	3	8	4	0.2	0.5	0.3
Transportation	(5)	18	9	(0.3)	1.1	0.6
Other	15	12	26	1.0	0.8	1.8
Total business and government[3]	144	300	252	9.7	19.0	17.3
Total United States	480	619	466	32.4	39.3	32.0
Total excluding other loans	1,419	1,455	1,289	95.8	92.4	88.6
Other loans
Debt securities classified as loans	13	6	85	0.9	0.4	5.8
Acquired credit-impaired loans[4]	49	114	81	3.3	7.2	5.6
Total other loans	62	120	166	4.2	7.6	11.4
Total provision for credit losses – counterparty-specific and
individually insignificant	$1,481	$1,575	$1,455	100.0%	100.0%	100.0%
Provision for credit losses – incurred but not identified
Personal, business and government	195	214	45
Debt securities classified as loans	(45)	6	(10)
Total provision for credit losses – incurred but not identified	150	220	35
Total provision for credit losses	$1,631	$1,795	$1,490
1	Primarily based on the geographic location of the customer’s address.
2	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
3	Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
4	Includes all FDIC covered loans and other ACI loans.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 46

TABLE 38: PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1]
(millions of Canadian dollars, except as noted)
				Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2013	2012	2011	2013	2012	2011
Canada
Atlantic provinces	$24	$23	$23	1.5%	1.3%	1.5%
British Columbia[2]	56	55	53	3.4	3.0	3.6
Ontario[2]	739	616	631	45.3	34.3	42.3
Prairies[2]	72	72	66	4.4	4.0	4.4
Québec	48	70	50	3.0	3.9	3.4
Total Canada[3]	939	836	823	57.6	46.5	55.2
United States
Carolinas (North and South)	17	12	11	1.0	0.7	0.7
Florida	28	17	31	1.7	0.9	2.1
New England[4]	120	208	147	7.4	11.6	9.9
New Jersey	74	92	111	4.5	5.1	7.4
New York	61	75	65	3.7	4.2	4.4
Pennsylvania	22	73	52	1.4	4.1	3.5
Other	158	142	49	9.7	7.9	3.3
Total United States[3]	480	619	466	29.4	34.5	31.3
International
Other	–	–	–	–	–	–
Total international	–	–	–	–	–	–
Total excluding other loans	1,419	1,455	1,289	87.0	81.0	86.5
Other loans	62	120	166	3.8	6.7	11.2
Total counterparty-specific and individually insignificant provision	1,481	1,575	1,455	90.8	87.7	97.7
Incurred but not identified provision	150	220	35	9.2	12.3	2.3
Total provision for credit losses	$1,631	$1,795	$1,490	100.0%	100.0%	100.0%

Provision for credit losses as a % of average	October 31	October 31	October 31
net loans and acceptances[5]	2013	2012	2011
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.80	0.67	0.74
Business and government	0.12	0.21	0.13
Total Canada	0.29	0.27	0.30
United States
Residential mortgages	0.06	0.15	0.16
Credit card, consumer instalment and other personal	1.07	1.30	1.16
Business and government	0.28	0.67	0.66
Total United States	0.48	0.75	0.71
International	–	–	–
Total excluding other loans	0.33	0.37	0.37
Other loans	0.85	1.18	1.34
Total counterparty-specific and individually insignificant provision	0.34	0.39	0.41
Incurred but not identified provision	0.03	0.06	0.01
Total provision for credit losses as a % of average
net loans and acceptances	0.38%	0.45%	0.42%
1	Primarily based on the geographic location of the customer’s address.
2	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
3	Does not include trading loans with a fair value of $10,219 million as at October 31, 2013 (October 31, 2012 – $8,271 million) and amortized cost of $9,891 million as at October 31, 2013 (October 31, 2012 – $7,918 million), and loans designated at fair value through profit or loss of $9 million as at October 31, 2013 (October 31, 2012 – $13 million). No allowance is recorded for trading loans or loans designated at fair value through profit or loss.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5	Includes customers’ liability under acceptances.

Non-Prime Loans

As at October 31, 2013 the Bank had approximately $2.4 billion (October 31, 2012 – $2.3 billion), gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the annual PCL divided by the average month-end loan balance, was approximately 3.38% on an annual basis (October 31, 2012 – 3.57%). The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 47

Sovereign Risk

The following table provides a summary of the Bank’s credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal and Spain (GIIPS).

TABLE 39: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
												As at
	Loans and Commitments[1]				Derivatives, Repos and Securities Lending[2]				Trading and Investment Portfolio[3,4]				Total
Country	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
											October 31, 2013
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	121	2	123	–	–	3	3	11	1	12	24	150
Ireland	–	–	–	–	–	–	12	12	–	–	1	1	13
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	116	–	47	163	5	–	13	18	8	–	213	221	402
Total GIIPS	$116	$121	$49	$286	$5	$–	$31	$36	$19	$1	$226	$246	$568
Rest of Europe
France	435	–	49	484	60	137	1,141	1,338	82	1,878	152	2,112	3,934
Germany	923	327	50	1,300	250	1,931	722	2,903	188	4,895	65	5,148	9,351
Netherlands	417	158	404	979	291	148	257	696	56	5,041	846	5,943	7,618
Sweden	–	44	80	124	–	23	22	45	3	707	474	1,184	1,353
Switzerland	787	–	86	873	–	–	707	707	27	–	237	264	1,844
United Kingdom	1,240	7,590	238	9,068	453	107	2,784	3,344	144	490	4,748	5,382	17,794
Other[6]	110	155	40	305	94	150	322	566	79	1,579	151	1,809	2,680
Rest of Europe	$3,912	$8,274	$947	$13,133	$1,148	$2,496	$5,955	$9,599	$579	$14,590	$6,673	$21,842	$44,574
Total Europe	$4,028	$8,395	$996	$13,419	$1,153	$2,496	$5,986	$9,635	$598	$14,591	$6,899	$22,088	$45,142

											October 31, 2012
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$4	$4	$–	$–	$–	$–	$4
Italy	–	97	–	97	–	–	3	3	17	2	19	38	138
Ireland	–	–	–	–	–	–	66	66	–	–	1	1	67
Portugal	–	–	–	–	–	–	3	3	–	–	–	–	3
Spain	70	–	48	118	14	–	19	33	11	1	203	215	366
Total GIIPS	$70	$97	$48	$215	$14	$–	$95	$109	$28	$3	$223	$254	$578
Rest of Europe
France	393	–	24	417	115	366	779	1,260	54	1,690	163	1,907	3,584
Germany	659	185	80	924	262	1,167	816	2,245	124	3,929	50	4,103	7,272
Netherlands	369	–	260	629	283	25	460	768	53	4,721	1,294	6,068	7,465
Sweden	–	–	4	4	–	–	80	80	1	380	401	782	866
Switzerland	529	–	76	605	–	–	969	969	31	–	297	328	1,902
United Kingdom	1,439	483	216	2,138	476	73	2,466	3,015	101	64	4,726	4,891	10,044
Other[6]	15	59	25	99	32	189	323	544	13	2,002	165	2,180	2,823
Rest of Europe	$3,404	$727	$685	$4,816	$1,168	$1,820	$5,893	$8,881	$377	$12,786	$7,096	$20,259	$33,956
Total Europe	$3,474	$824	$733	$5,031	$1,182	$1,820	$5,988	$8,990	$405	$12,789	$7,319	$20,513	$34,534
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2013 or October 31, 2012.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $1.4 billion for GIIPS (October 31, 2012 – $0.9 billion) and $28.2 billion for the rest of Europe (October 31, 2012 – $31.6 billion). Derivatives are presented as net exposures where there is an ISDA master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $2.3 billion (October 31, 2011 – $2.6 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at October 31, 2013 and October 31, 2012.
5	The reported exposures do not include $0.3 billion of protection the Bank purchased through credit default swaps (October 31, 2012 – $0.3 billion).
6	Other European exposure is distributed across 13 countries (October 31, 2012 – 11 countries), each of which has a net exposure below $1.0 billion as at October 31, 2013 and October 31, 2012.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 48

TABLE 40: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)
	As at
	Loans and Commitments
	Direct[1]	Indirect[2]	Total
Country	October 31, 2013
GIIPS
Greece	$–	$–	$–
Italy	122	1	123
Ireland	–	–	–
Portugal	–	–	–
Spain	63	100	163
Total GIIPS	$185	$101	$286
Rest of Europe
France	23	461	484
Germany	405	895	1,300
Netherlands	395	584	979
Sweden	120	4	124
Switzerland	270	603	873
United Kingdom	7,703	1,365	9,068
Other	189	116	305
Rest of Europe	$9,105	$4,028	$13,133
Total Europe	$9,290	$4,129	$13,419

		October 31, 2012
GIIPS
Greece	$–	$–	$–
Italy	97	–	97
Ireland	–	–	–
Portugal	–	–	–
Spain	26	92	118
Total GIIPS	$123	$92	$215
Rest of Europe
France	42	375	417
Germany	346	578	924
Netherlands	32	597	629
Sweden	–	4	4
Switzerland	119	486	605
United Kingdom	641	1,497	2,138
Other	72	27	99
Rest of Europe	$1,252	$3,564	$4,816
Total Europe	$1,375	$3,656	$5,031
1	Includes interest-bearing deposits with banks, funded loans and banker’s acceptances.
2	Includes undrawn commitments and letters of credit.

Of the Bank’s European exposure, approximately 98% (October 31, 2012 – 97%) is to counterparties in countries rated AAA/AA+ by either Moody’s Investor Services (Moody’s) or Standard & Poor’s (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody’s or S&P, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $4.9 billion (October 31, 2012 – $3.6 billion) of direct exposure to supranational entities with European sponsorship, and indirect exposure including $791 million (October 31, 2012 – $493 million) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily, and $7 million (October 31, 2012 – $20 million) invested in European diversified investment funds.

As part of the Bank’s usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 49

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

Acquired credit-impaired (ACI) loans are generally loans with evidence of credit quality deterioration since origination for which it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are recorded at fair value upon acquisition and the applicable accounting guidance prohibits carrying over or recording allowance for loan losses in the initial accounting.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and the acquisitions of the credit card portfolios of MBNA Canada and Target. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans and the net carrying value as a percentage of the unpaid principal balance for ACI loans as at October 31, 2013 and October 31, 2012.

TABLE 41: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)
						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					October 31, 2013
FDIC-assisted acquisitions	$836	$787	$5	$55	$727	87.0%
South Financial	1,700	1,619	19	38	1,562	91.9
Other[2]	105	79	–	–	79	75.2
Total ACI loan portfolio	$2,641	$2,485	$24	$93	$2,368	89.7%

					October 31, 2012
FDIC-assisted acquisitions	$1,070	$1,002	$5	$54	$943	88.1%
South Financial	2,719	2,519	26	12	2,481	91.2
Other[2]	283	246	–	1	245	86.6
Total ACI loan portfolio	$4,072	$3,767	$31	$67	$3,669	90.1%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and the credit card portfolios of MBNA Canada and Target.

During the year ended October 31, 2013, the Bank recorded $49 million of provision for credit losses on ACI loans (2012 – $114 million, 2011 – $81 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 42: ACQUIRED CREDIT-IMPAIRED LOANS – KEY CREDIT STATISTICS
(millions of Canadian dollars, except as noted)
	As at
	October 31, 2013		October 31, 2012
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$2,239	84.8%	$3,346	82.2%
30-89 days past due	78	2.9	182	4.5
90 or more days past due	324	12.3	544	13.3
Total ACI loans	$2,641	100.0%	$4,072	100.0%

Geographic region
Florida	$1,505	57.0%	$2,079	51.0%
South Carolina	772	29.2	1,278	31.4
North Carolina	241	9.1	427	10.5
Other U.S./Canada	123	4.7	288	7.1
Total ACI loans	$2,641	100.0%	$4,072	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, such as the Bank’s business and government loans and debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at October 31, 2013 was US$94 million (October 31, 2012 – US$156 million). The total provision for credit losses recognized in 2013 was a decrease of US$30 million (2012 – US$12 million, 2011 – US$51 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at October 31, 2013 and October 31, 2012. As at October 31, 2013 the balance of the remaining acquisition-related incurred loss was US$226 million (October 31, 2012 – US$315 million); this amount is reflected below as a component of the discount from par to carrying value.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 50

TABLE 43: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)
				As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				October 31, 2013
Non-Agency CMOs	$2,075	$1,770	$260	$1,510	72.8%

				October 31, 2012
Non-Agency CMOs	$3,357	$2,830	$340	$2,490	74.2%

During the year ended October 31, 2013, the Bank sold US$520 million of non-agency CMOs, which resulted in a net gain on sale of US$106 million reported in Other income on the Bank’s Consolidated Statement of Income.

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 13% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting (October 31, 2012 – 14%). The net capital benefit of the re-securitization transaction is reflected in the changes in risk-weighted assets (RWA). For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TABLE 44: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)
					As at
		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					October 31, 2013
2003	$81	$90	$85	$93	$166	$183
2004	96	107	30	33	126	140
2005	358	415	30	33	388	448
2006	255	285	134	150	389	435
2007	364	416	171	184	535	600
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$1,154	$1,313	$450	$493	$1,604	$1,806
Less: allowance for incurred but not identified
credit losses					94
Total					$1,510

					October 31, 2012
2003	$142	$160	$148	$152	$290	$312
2004	295	324	99	111	394	435
2005	538	582	170	178	708	760
2006	313	321	233	232	546	553
2007	478	515	230	242	708	757
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$1,766	$1,902	$880	$915	$2,646	$2,817
Less: allowance for incurred but not identified
credit losses					156
Total					$2,490
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 51

Group Financial Condition

Capital Position

TABLE 45: CAPITAL STRUCTURE AND RATIOS – BASEL III[1]
(millions of Canadian dollars, except as noted)
		2013
		Basel III
Common Equity Tier 1 Capital (CET1)	$
Common shares plus related contributed surplus		19,341
Retained earnings		24,565
Accumulated other comprehensive income		3,166
Common Equity Tier 1 Capital before regulatory adjustments		47,072

Common Equity Tier 1 capital regulatory adjustments
Goodwill (net of related tax liability)		(13,280)
Intangibles (net of related tax liability)		(2,097)
Deferred tax assets excluding those arising from temporary differences		(519)
Cash flow hedge reserve		(1,005)
Shortfall of provisions to expected losses		(116)
Gains and losses due to changes in own credit risk on fair valued liabilities		(89)
Defined benefit pension fund net assets (net of related tax liability)		(389)
Investment in own shares		(183)
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory
consolidation, net of eligible short positions (amount above 10% threshold)		(3,572)
Total regulatory adjustments to Common Equity Tier 1		(21,250)
Common Equity Tier 1 Capital		25,822

Additional Tier 1 capital instruments
Directly issued capital instruments subject to phase out from Additional Tier 1		5,524
Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out		552
Additional Tier 1 capital instruments before regulatory adjustments		6,076

Additional Tier 1 capital instruments regulatory adjustments
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory
consolidation, net of eligible short positions		(352)
Total regulatory adjustments to Additional Tier 1 Capital		(352)
Additional Tier 1 capital		5,724
Tier 1 capital		31,546

Tier 2 capital instruments and provisions
Directly issued capital instruments subject to phase out from Tier 2		7,564
Tier 2 instruments issued by subsidiaries and held by third parties subject to phase out		297
Collective allowances		1,472
Tier 2 capital before regulatory adjustments		9,333

Tier 2 regulatory adjustments
Investment in own Tier 2 instruments		(19)
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory
consolidation, net of eligible short positions		(170)
Total regulatory adjustments to Tier 2 capital		(189)
Tier 2 capital		9,144
Total capital		40,690
Total risk-weighted assets		$286,355

Capital Ratios[2]
Common Equity Tier 1 capital (as percentage of risk-weighted assets)		9.0%
Tier 1 (as percentage of risk-weighted assets)		11.0
Total capital (as percentage of risk-weighted assets)		14.2
1	Capital position calculated using the 'all-in' methodology.
2	The “all-in” basis of regulatory reporting includes all of the regulatory adjustments that will be required by 2019.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 52

TABLE 45: CAPITAL STRUCTURE AND RATIOS – BASEL II1
(millions of Canadian dollars, except as noted)
	2012	2011
	Basel II	Basel II
Tier 1 Capital
Common shares	$18,525	$18,301
Contributed surplus	196	281
Retained earnings	21,763	24,339
Fair value (gain) loss arising from changes in the institution's own credit risk	(2)	–
Net unrealized foreign currency translation gains (losses) on investment in
subsidiaries, net of hedging activities	(426)	(3,199)
Preferred shares[2]	3,394	3,395
Innovative instruments[2]	3,700	3,705
Adjustments for transition to measurement under IFRS	387	–
Net impact of eliminating one month reporting lag of U.S. entities[3]	–	(266)
Gross Tier 1 Capital	47,537	46,556
Goodwill and intangibles in excess of 5% limit	(12,311)	(14,376)
Net Tier 1 Capital	35,226	32,180
Securitization – gain on sales of mortgages	–	(86)
– other	(650)	(735)
50% shortfall in allowance[4]	(103)	(180)
50% substantial investments	(2,731)	(2,805)
Investment in insurance subsidiaries[5]	(753)	(4)
Net impact of eliminating one month reporting lag of U.S. entities[3]	–	133
Adjusted Net Tier 1 Capital	30,989	28,503
Tier 2 Capital
Innovative instruments	26	26
Subordinated notes and debentures (net of amortization and ineligible)	11,198	11,253
Eligible collective allowance (re-standardized approach)	1,142	940
Accumulated net after-tax unrealized gain on AFS equity securities in OCI	99	35
Securitization – other	(1,272)	(1,484)
50% shortfall in allowance[4]	(103)	(180)
50% substantial investments	(2,731)	(2,805)
Investment in insurance subsidiaries[5]	(753)	(1,443)
Net impact of eliminating one month reporting lag of U.S. entities[3]	–	133
Total Tier 2 Capital	7,606	6,475
Total Regulatory Capital	$38,595	$34,978

Regulatory Capital Ratios[3]
Tier 1 capital ratio[6]	12.6%	13.0%
Total capital ratio[6]	15.7%	16.0%
Asset-to-capital multiple	18.0	17.2
1	Prior to 2012, the amounts are calculated based on Canadian GAAP.
2	Effective 2012, in accordance with IAS 32, Financial Instruments: Presentation, the Bank is required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. Prior to 2012, in accordance with the CICA Handbook Section 3860, the Bank was required to classify certain classes of preferred shares and innovative Tier 1 capital investments as liabilities on the balance sheet. For regulatory capital purposes, these capital instruments have been grandfathered by OSFI and continue to be included in Tier 1 capital.
3	As at November 2011, the one month lag for financial reporting has been eliminated. In previous months, for accounting purposes, the Bank’s investment in TD Ameritrade was translated using the month-end rate of TD Ameritrade’s reporting period, which was on a one month lag. For regulatory purposes only, the Bank’s investment in TD Ameritrade was translated using the period-end foreign exchange rate of the Bank.
4	When expected loss as calculated within the Internal Risk Based (IRB) approach exceeds total allowance for credit losses, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. When expected loss as calculated within the IRB approach is less than the total allowance for credit losses, the difference is added to Tier 2 capital.
5	Based on OSFI advisory letter dated February 20, 2007, 100% of investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. The 50% from Tier 1 capital and 50% from Tier 2 capital deduction was deferred until 2012.
6	OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 53

THE BANK’S CAPITAL MANAGEMENT OBJECTIVES:

The Bank’s capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	The Bank’s Risk Appetite Statement;
–	Capital requirements defined by relevant regulatory authorities; and,
–	The Bank’s internal assessment of capital requirements consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	Insulate the Bank from unexpected events; and
–	Support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

CAPITAL SOURCES

The Bank’s capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank’s preferred shareholders, holders of innovative capital instruments, and holders of the Bank’s subordinated debt.

CAPITAL MANAGEMENT

The Enterprise Capital Management department manages capital for the Bank and is responsible for acquiring, maintaining, and retiring capital. The Board of Directors oversees capital adequacy and management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

The Bank’s internal measure of required capital is called economic capital or invested capital. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital that has been used to fund acquisitions or investments in fixed assets to support future earnings growth.

The Bank uses internal models to determine how much risk-based capital is required to support the enterprise’s risk and business exposures. Characteristics of these models are described in the ‘Managing Risk’ section. Within the Bank’s measurement framework, our objective is to hold risk-based capital to cover unexpected losses to a high level of confidence and ratings standards. The Bank’s chosen internal capital targets are well founded and consistent with our overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar I risks covering credit risk, market risk and operational risk, the Bank’s economic capital framework captures other material Pillar II risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios), and risks classified as “Other”, namely business risk, insurance risk, and the Bank’s investment in TD Ameritrade.

Please refer to the Risk-Weighted Assets section below for a breakdown of the Bank’s economic capital by business segment, and Pillar I and Pillar II risks.

REGULATORY CAPITAL

Basel III Capital Framework

Changes in capital requirements approved by the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. These changes are intended to strengthen global capital rules with the goal of promoting a more resilient global banking sector.

Under Basel III, total capital consists of three components, namely CET1, Additional Tier 1 and Tier 2 capital. The sum of the first two components is defined as Tier 1 capital. CET1 capital is mainly comprised of common shares, retained earnings and accumulated other comprehensive income, and is the highest quality capital and the predominant form of Tier 1 capital. CET1 capital includes regulatory adjustments and deductions for items such as goodwill, other intangibles, amounts by which capital items (that is, significant investments in CET1 capital of financial institutions, mortgage servicing rights and deferred tax assets from temporary differences) exceed allowable thresholds. Tier 2 capital is mainly comprised of subordinated debt, certain loan loss allowances and minority interests in subsidiaries’ Tier 2 instruments.

Under Basel III, risk-weighted assets are higher, primarily as a result of the 250% risk-weighted threshold items not deducted from CET1 capital, securitization exposures being risk weighted (previously deducted from capital) and a new capital charge for credit risk related to asset value correlation for financial institutions. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA.

OSFI’s Capital Requirements under Basel III

In December 2012, OSFI released the final version of its Capital Adequacy Requirements (CAR) Guideline. The guideline details how the Basel III rules should apply to Canadian banks.

The final CAR Guideline postponed the CVA capital add-on charge until January 1, 2014. OSFI has indicated there will be delays in the implementation of Basel III standards in the U.S. and European Union countries. The bilateral over-the-counter (OTC) derivative market is a global market and given the significant impact of the CVA capital add-on charge, OSFI believes a coordinated start with the two most significant jurisdictions in the global derivatives market is warranted. As a result, OSFI issued a letter on August 21, 2013 advising the CVA capital charge will be phased in over a five year period beginning 2014 and will be based on two available options. Option 1 allows for a scalar phase-in for the CVA capital add-on charge of 57% in 2014 for the CET1 capital ratio calculation. This percentage would increase to 64% for 2015 and 2016, 72% in 2017, 80% in 2018 and 100% in 2019. A different set of scalar phase-in percentages would also apply for the Tier 1 and Total capital ratios calculations. Option 2 allows for a scalar phase-in for all the capital ratios based on the Total Capital ratio phase-in percentages. OSFI also clarified that, although market risk hedges of CVA are not recognized in the CVA capital charge, market risk hedges of CVA used for the purposes of mitigating CVA risk, and managed as such, are exempt from market risk capital requirements.

The CAR Guideline contains two methodologies for capital ratio calculation: (i) the “transitional” method; and (ii) the “all-in” method. Under the “transitional” method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, will be phased in over the period from 2013 to 2019. Under the “all-in” method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1 and Total capital ratios based on the “all-in” method are 4.5%, 6.0% and 8.0%, respectively. OSFI expected Canadian banks to include an additional capital conservation buffer of 2.5% in the first quarter of 2013, effectively raising the CET1 minimum requirement to 7.0%. With the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 capital ratio of 8.5% and a Total capital ratio of 10.5%, starting in the first quarter of 2014.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 54

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0-2.5% could be imposed. No CCB is currently in effect.

In November 2011, the BCBS published the final rules on global systemically important banks (G-SIBs). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated six of the major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge will be in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, will be required to meet an “all-in” Pillar 1 target CET1 ratio of 8% commencing January 1, 2016.

OSFI's Regulatory Target Ratios under Basel III on an "All-In" Basis
Basel III Capital Ratios	BCBS minimum	Capital Conservation buffer	OSFI Regulatory Targets without D-SIB surcharge	Effective Date	D-SIB surcharge	OSFI Regulatory Targets with D-SIB surcharge	Effective Date
Common Equity Tier 1 ratio	4.5%	2.5%	7.0%	January 1, 2013	1.0%	8.0%	January 1, 2016
Tier 1 Capital ratio	6.0%	2.5%	8.5%	January 1, 2014	1.0%	9.5%	January 1, 2016
Total Capital ratio	8.0%	2.5%	10.5%	January 1, 2014	1.0%	11.5%	January 1, 2016

With BCBS’s leverage ratio requirement pending Pillar 1 treatment on January 1, 2018, OSFI continues to require Canadian banks to meet its asset-to-capital (ACM) multiple test on a continuous basis. The multiple is calculated on a Basel III “transitional basis”, by dividing total assets, including specified off-balance sheet items, by total capital.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios which results in regulatory and economic capital being more closely aligned than was the case under Basel I. Since the U.S. banking subsidiaries (TD Bank, N.A. including South Financial and Chrysler Financial) were not originally required by their main regulators to convert to Basel II prior to being acquired by the Bank, the advanced approaches are not yet being utilized for the majority of assets in TD Bank, N.A.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank’s ability to extract capital or funds for other uses.

Common Equity Tier 1 Capital

CET1 capital was $25,822 million as at October 31, 2013. Strong earnings contributed to the majority of CET1 capital growth in the year. Capital management funding activities during the year included the common share issuance of $0.8 billion under the dividend reinvestment plan and stock option exercises. The growth in CET1 capital is partially offset by the share buybacks in the year.

Tier 1 and Tier 2 Capital

Under Basel III, all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments are considered non-qualifying as regulatory capital, subject to a 10 year phase-out period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes – Series 2 outstanding at that time. As of October 31, 2013, there was $450 million in principal amount of TD Capital Trust IV Notes – Series 2 issued and outstanding.

In November 2012 and in June 2013, the Bank redeemed $2.5 billion and $900 million, respectively, of subordinated debentures which qualified as Tier 2 regulatory capital. See Note 34 to the Bank’s Consolidated Financial Statements for more details.

Internal Capital Adequacy Assessment Process

The Bank’s Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's economic capital modeling and stress testing practices which help inform the Bank’s overall capital adequacy requirements.

The ICAAP is facilitated by Risk Management and is supported by numerous functional areas who together help determine the Bank's internal capital adequacy assessment. This assessment ultimately represents the capacity to bear risk in congruence with the risk profile and stated risk appetite of the Bank. Risk Management leads the ICAAP and assesses whether the Bank’s internal view of required capital is appropriate for the Bank’s risks. Enterprise Capital Management monitors the overall adequacy of the Bank’s available capital in relation to both internal and regulatory capital requirements.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 55

DIVIDENDS

The Bank’s dividend policy is approved by the Board of Directors. At October 31, 2013, the quarterly dividend was $0.43 per share, consistent with the Bank’s current target payout range of 40-50% of adjusted earnings. Cash dividends declared and paid during 2013 totalled $1.62 per share (2012 – $1.45). For cash dividends payable on the Bank’s preferred shares, see Notes 19, 21 and 37 to the Consolidated Financial Statements. As at October 31, 2013, 1,835.0 million common shares were outstanding (2012 – 1,832.3 million). The Bank’s ability to pay dividends is subject to the Bank Act (Canada) and the requirements of OSFI. See Note 21 to the Consolidated Financial Statements for further details on dividend restrictions.

CAPITAL RATIOS

Capital ratios are measures of financial strength and flexibility. The Bank’s capital ratios are calculated using OSFI’s guidelines which are based on the capital adequacy rules included in Basel III. At the consolidated level, the top corporate entity to which Basel III applies is The Toronto-Dominion Bank.

OSFI measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, RWA and off-balance sheet exposures.

OSFI defines three primary ratios to measure capital adequacy, the CET1 capital ratio, the Tier 1 capital ratio and the Total capital ratio. OSFI sets target levels for Canadian banks as follows:

•	The CET1 capital ratio is defined as CET1 regulatory capital divided by RWA. OSFI has established a target CET1 capital ratio of 7%.
•	The Tier 1 capital ratio is defined as Tier 1 regulatory capital divided by RWA. OSFI has established a target Tier 1 capital ratio of 8.5%.
~~•~~	The Total capital ratio is defined as total regulatory capital divided by RWA. OSFI has established a target Total capital ratio of 10.5%.

As at October 31, 2013, the Bank’s CET1, Tier 1 and Total capital ratios were 9.0%, 11.0% and 14.2%, respectively. Compared with the Bank’s pro forma CET1 ratio of 8.2% as at October 31, 2012, the October 31, 2013 CET1 ratio increased primarily as a result of strong retained earnings growth, common share issuance through participation in the Bank’s dividend reinvestment plan and exercise of stock options, and reduction of RWA due to the exclusion of the CVA capital add-on charge (refer to the “OSFI’s Capital Requirements under Basel III” discussion). The CVA capital add-on charge represents approximately 31 bps, of which 57% (or 18bps) would be included in the 2014 CET1 ratio, per OSFI’s determined scalar phase-in. During the year, the Bank generated approximately $4.2 billion of excess CET1 capital through organic growth and balance sheet optimization activities. In 2013, the Bank was able to fund acquisitions, support business growth, and improve the Bank’s capital position largely without raising additional capital. As at October 31, 2013, the Bank had an excess over OSFI’s all-in regulatory minimum CET1 capital ratio of approximately $5.0 billion.

Normal Course Issuer Bid

On June 19, 2013, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank’s normal course issuer bid to repurchase for cancellation up to 24 million of our common shares. Purchases under the bid commenced on June 21, 2013 and will end on June 20, 2014, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases pursuant to the notice of intention filed with the TSX. As of October 31, 2013, the Bank repurchased 18 million common shares under this bid at an average price of $43.25 for a total amount of $780.2 million. The Bank did not have a normal course issuer bid outstanding during fiscal 2012.

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

TABLE 46: RISK-WEIGHTED ASSETS[1]
(millions of Canadian dollars)
	Basel III	Basel II
	2013	2012
Credit risk
Retail
Residential secured	$23,895	$22,220
Qualifying revolving retail	12,588	12,816
Other retail	47,504	38,175
Non-retail
Corporate	99,608	89,222
Sovereign	3,340	2,827
Bank	12,198	9,969
Securitization exposures	10,894	7,302
Equity exposures	885	1,148
Exposures subject to standardized or IRB approaches	210,912	183,679
Adjustment to IRB RWA for scaling factor	5,463	5,012
Other assets not included in standardized or IRB approaches	23,177	12,589
Total credit risk	239,552	201,280
Market risk
Trading book	11,734	12,033
Operational risk
Standardized approach	35,069	32,562
Total	$286,355	$245,875
1	Effective 2013, amounts are calculated in accordance with the Basel III regulatory framework, and are presented based on the “all-in” methodology. Prior to 2013, amounts were calculated in accordance with the Basel II regulatory framework.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 56

During the year, RWA increased $40.5 billion, primarily due to higher RWA requirements with transition to Basel III and organic growth in the retail and commercial businesses in both Canada and the U.S. The new rules require securitization exposures to be risk weighted as opposed to being deducted from capital, portion of threshold items (for example, insurance investments, investment in TD Ameritrade and deferred tax assets related to temporary difference) not deducted from capital to be risk weighted at 250%, and a new capital charge for credit risk related to asset value correlation for financial institutions to be added, all of which increased RWA from Basel II.

TABLE 47: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for non-counterparty credit risk and counterparty credit risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)
	Non-counterparty	Counterparty
	credit risk	credit risk
RWA, balance as at July 31, 2013	$229.7	$8.2
Book size	1.4	0.7
Book quality	(2.1)	(0.4)
Model updates	(0.1)	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements	1.9	0.1
Other	0.2	–
Total RWA movement	1.3	0.4

RWA, balance as at October 31, 2013	$231.0	$8.6

Counterparty credit risk comprises exposures arising from OTC derivatives. Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities and other assets (including prepaid expenses, deferred and current income taxes, land, building, equipment and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the fourth quarter of 2013, is mainly due to growth in derivatives and corporate and commercial loans in our Wholesale and Canadian Retail (Business Banking) segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments and, for the fourth quarter of 2013, is mainly due to the update of non-retail risk parameters and improvements in retail book quality.

The Model updates category relates to model implementation, changes in model scope or any change to address model malfunctions.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate on the U.S. portfolios in our U.S. Retail segment.

The Other category includes items not described in the above categories including changes in exposures not included under advance or standardized methodologies (including prepaid expenses, current and deferred income taxes, land, building, equipment and other depreciable property and other assets).

TABLE 48: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for market risk
Risk-weighted assets movement by key driver
(billions of Canadian dollars)

RWA, balance as at July 31, 2013	$11.1
Movement in risk levels	0.6
Model updates	–
Methodology and policy	–
Acquisitions and disposals	–
Foreign exchange movements and other	n/m1
Total RWA movement	0.6
RWA, balance as at October 31, 2013	$11.7
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. An increasing contribution to RWA was observed over the period which was primarily driven by increases in treasury and agency bond positions in our U.S. portfolio, and increases in energy and industrial bonds in our Canadian books.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 57

The following chart provides a breakdown of the Bank’s regulatory capital and economic capital. Regulatory Capital reflects the RWA required for Pillar I risks only, namely credit, trading market risk and operational risk. Economic capital reflects the Bank’s internal view of capital required for risks captured under the regulatory framework and includes those risks identified as Basel II Pillar II risks which are not captured within the assessment of RWA. The Basel II Pillar II risks include non-trading market risk for the retail portfolio (Interest Rate Risk in the Banking Book), additional credit risk due to concentration (commercial and wholesale portfolios), and risks classified as “Other”, namely business risk, insurance risk, and the Bank’s investment in TD Ameritrade. Economic capital is also assessed at a higher confidence level which is consistent with the Bank’s overall target debt rating. The differences between economic capital and regulatory capital in the figure below are predominately due to the additional Pillar II risks captured under economic capital and the variance in confidence level. For additional information on the risks highlighted below, refer to the “Managing Risk” section of this document.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 58

TABLE 49: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)
		As at
	October 31, 2013	October 31, 2012
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,838.9	1,836.5
Treasury shares – common	(3.9)	(4.2)
Total common shares	1,835.0	1,832.3
Stock options
Vested	8.8	15.7
Non-vested	13.2	11.8
Series O	17.0	17.0
Series P	10.0	10.0
Series Q	8.0	8.0
Series R	10.0	10.0
Series S2	5.4	10.0
Series T2	4.6	–
Series Y3	5.5	10.0
Series Z3	4.5	–
Series AA	10.0	10.0
Series AC	8.8	8.8
Series AE	12.0	12.0
Series AG	15.0	15.0
Series AI	11.0	11.0
Series AK	14.0	14.0
Total preferred shares – equity	135.8	135.8
Treasury shares – preferred	(0.1)	–
Total preferred shares	135.7	135.8
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust II:
TD Capital Trust II Securities – Series 2012-1[4]	–	350.0
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, see Notes 19, 20, and 21 to the Consolidated Financial Statements.
2	On July 31, 2013, the Bank converted 4.6 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series S, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series T of the Bank.
3	On October 31, 2013, the Bank converted 4.5 million of its 10 million non-cumulative 5-year Rate Reset Preferred Shares, Series Y, on a one-for-one basis, into non-cumulative Floating Rate Preferred Shares, Series Z of the Bank.
4	On December 31, 2012, TD Capital Trust II redeemed all of its outstanding securities at a redemption price of $1,000.

FUTURE CHANGES IN BASEL

Future Basel III Developments

In December 2012, BCBS published a consultative document proposing a revised securitization framework. The proposal aims to enhance current methodologies of calculating securitization RWA by making them more risk sensitive and limiting over reliance on rating agencies. The proposal would generally increase the risk weights of investments in securitization exposures.

In June 2013, the BCBS issued an update to the Basel III leverage ratio framework and related disclosure requirements. The leverage ratio was initially announced in the Basel III framework in December 2010. The leverage ratio is intended to serve as a supplementary measure to the risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector. Implementation of the Basel III leverage ratio requirement has begun with bank-level reporting to OSFI and its components from January 1, 2013, and will proceed with public disclosure starting January 1, 2015. Any final adjustments to the definition and calibration of the Basel III leverage ratio will be made by 2017, with a view to migrating to a Pillar 1 treatment on January 1, 2018 based on appropriate review and calibration.

In July 2013, the BCBS issued an update to the final rules on G-SIBs, originally published in November 2011. The update provides clarity on the public disclosure requirements of the 12 indicators used in the assessment methodology. As noted earlier, the six Canadian banks that have been designated as D-SIBs are required by OSFI to publish, at a minimum, the 12 indicators used in the G-SIB indicator-based assessment framework by February 28, 2014.

In July 2013, the U.S. Federal Reserve, FDIC and the Office of the Comptroller of the Currency (OCC) approved the adoption of the final rule on the Basel III Capital framework to take effect January 1, 2014 for U.S. banking organizations that are required to follow the advanced approaches, which includes the Bank’s U.S. bank subsidiaries.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 59

Group FINANCIAL condition

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the “Managing Risk” section of this MD&A. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

The Bank carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). We use SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. See Note 2 to the Consolidated Financial Statements for further information regarding the accounting for SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans, automobile loans, and credit card loans to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CHMC does not qualify for derecognition and remain on the Bank’s Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans, automobile loans, and credit card loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government agencies which qualify for derecognition and are removed from the Bank’s Consolidated Balance Sheet. Certain automobile loans acquired by the Bank as part of the acquisition of Chrysler Financial were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. See Note 8 and Note 9 to the Consolidated Financial Statements for further information.

TABLE 50: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)
					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				October 31, 2013
Residential mortgage loans	$23,157	$–	$–	$16,229	$–
Consumer instalment and other personal loans[2,3]	–	–	6,141	–	–
Credit card loans[3]	–	–	300	–	–
Business and government loans	35	–	–	2,322	52
Total exposure	$23,192	$–	$6,441	$18,551	$52

				October 31, 2012
Residential mortgage loans	$21,176	$–	$–	$23,446	$–
Consumer instalment and other personal loans[2,3]	–	–	5,461	–	–
Credit card loans[3]	–	–	1,251	–	–
Business and government loans	79	–	–	2,387	53
Total exposure	$21,255	$–	$6,712	$25,833	$53
1	Includes all assets securitized by the Bank, irrespective of whether they are on- or off-balance sheet for accounting purposes, including those that did not qualify for derecognition except for securitizations through U.S. government-sponsored entities where we do not hold any resultant mortgage-backed securities.
2	Included in personal loans as at October 31, 2013 are nil of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial (October 31, 2012 – $361 million).
3	In securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full or partial derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank either fully or partially derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2013, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPEs. As at October 31, 2013, the SPEs issued $5.1 billion of issued commercial paper outstanding (October 31, 2012 – $5.1 billion) and $1.0 billion of issued notes outstanding (October 31, 2012 – $0.3 billion). As at October 31, 2013, the Bank’s maximum potential exposure to loss for these conduits was $6.1 billion (October 31, 2012 – $5.5 billion) of which $1.1 billion of underlying consumer instalment and other personal loans was government insured (October 31, 2012 – $1.1 billion).

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 60

Credit Card Loans

The Bank securitizes credit card loans through a consolidated SPE. On December 1, 2011, the Bank acquired substantially all of the credit card portfolio of MBNA Canada. As a result of the acquisition, the Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2013, the consolidated SPE had $0.6 billion of issued notes outstanding (October 31, 2012 – $1.3 billion). As at October 31, 2013, the Bank’s maximum potential exposure to loss for this SPE was $0.6 billion (October 31, 2012 – $1.3 billion).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Consolidated SPE

The Bank has a securitization exposure to certain third party originated assets through a consolidated SPE. The Bank consolidates the SPE since it is wholly-funded by the Bank, and the Bank is exposed to the majority of the risks of the SPE. As at October 31, 2013, the consolidated SPE had $312 million (October 31, 2012 – nil) of assets secured by underlying trade receivables, originated in the U.S. The weighted-average life of these assets is 3.4 years. The Bank's maximum potential exposure to loss due to its funding of the SPE as at October 31, 2013 was $312 million (October 31, 2012 – nil). As at October 31, 2013, the funding is provided primarily through a senior facility that has a AAA rating from the credit rating agency. Further, as at October 31, 2013, the Bank had committed to provide an additional $53 million in funding to the SPE.

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $9.6 billion as at October 31, 2013 (October 31, 2012 – $7.5 billion). Further, as at October 31, 2013, the Bank had committed to provide an additional $2.0 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2012 – $2.2 billion).

All third-party assets securitized by the Bank’s non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TABLE 51: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)
			As at
	October 31, 2013		October 31, 2012
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$5,590	2.9	$4,613	2.8
Credit card loans	–	–	–	–
Automobile loans and leases	2,164	1.3	1,657	1.3
Equipment loans and leases	–	–	19	0.4
Trade receivables	1,850	2.3	1,221	1.7
Total exposure	$9,604	2.4	$7,510	2.3
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2013, the Bank held $1,717 million of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Consolidated Balance Sheet (October 31, 2012 – $128 million).

EXPOSURE TO THIRD PARTY SPONSORED CONDUITS

The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $521 million as at October 31, 2013 (October 31, 2012 – $500 million) of which nil has been drawn (October 31, 2012 – nil). The assets within these conduits are comprised of individual notes backed by automotive loan receivables. As at October 31, 2013, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.

The Bank no longer has any exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at October 31, 2013 (October 31, 2012 – not significant).

Commitments

The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 29 to the Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 61

Leveraged Finance Credit Commitments

Also included in ‘Commitments to extend credit’ in Note 29 to the Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance credit commitments as at October 31, 2013 was not significant (October 31, 2012 – not significant).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank’s significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options, and indemnification agreements. Certain guarantees remain off-balance sheet. See Note 29 to the Consolidated Financial Statements for further information regarding the accounting for guarantees.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 62

Group FINANCIAL condition

Related-Party Transactions

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES

The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

TABLE 52: LOANS TO KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS AND THEIR RELATED ENTITIES
(millions of Canadian dollars)
		As at
	October 31	October 31
	2013	2012
Personal loans, including mortgages	$3	$6
Business loans	181	201
Total	$184	$207

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. See Note 25 to the Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its Executive Vice President of Retail Banking, Products and Service, two independent directors of TD, and a former independent director of TD. A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an IDA agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $821 million in 2013 (2012 – $834 million; 2011 – $762 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $70.4 billion in 2013 (2012 – $60.3 billion; 2011 – $49.3 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 basis points on the aggregate average daily balance in the sweep accounts (subject to an adjustment, based on a specified formula).

As at October 31, 2013, amounts receivable from TD Ameritrade were $54 million (October 31, 2012 – $129 million). As at October 31, 2013, amounts payable to TD Ameritrade were $103 million (October 31, 2012 – $87 million).

Transactions with Symcor

The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During fiscal 2013, the Bank paid $128 million (2012 – $128 million; 2011 – $139 million) for these services. As at October 31, 2013, the amount payable to Symcor was $10 million (October 31, 2012 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2013 and October 31, 2012.

Group FINANCIAL condition

Financial Instruments

As a financial institution, the Bank’s assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans and derivative instruments, while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank’s lending portfolio, non-trading securities, hedging derivatives and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, loans and securities designated at fair value through profit or loss, securities classified as available-for-sale and all derivatives are measured at fair value in the Bank’s Consolidated Financial Statements, with the exception of certain available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the “Critical Accounting Estimates” – Determination of Fair Value section of this MD&A. The use of financial instruments allows the Bank to earn profits in trading, interest and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the “Managing Risk” section of this MD&A.

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RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the Managing Risk section, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives and estimates. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the “Caution Regarding Forward-Looking Statements” section of this MD&A.

TOP AND EMERGING RISKS THAT MAY AFFECT THE BANK AND FUTURE RESULTS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact. Many of the risks are beyond the Bank’s control and their effects, which can be difficult to predict, could cause our results to differ significantly from our plans, objectives and estimates or could impact the Bank’s reputation or sustainability of its business model.

Risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored and adjusted as required.

General Business and Economic Conditions
The Bank and customers of the Bank operate in Canada, the U.S., and other countries. As a result, the Bank’s earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt and capital markets, real estate prices, employment levels, consumer spending and debt levels, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters and the level of business conducted in a specific region. For example, in an economic downturn, corporate earnings, business investment and consumer spending, the demand for the Bank’s loan and other products could be adversely affected and the provision for credit losses could result in lower earnings. By conducting regular stress tests on its portfolios, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the risks.

Technology and Information Security Risk
Technology and information security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by socio-political, nation state, organized criminals, hackers and other external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint and our use of innovative technologies such as our continued development of mobile and internet banking. Our technologies, systems and networks, and those of our customers and the third parties providing services to us, may be subject to attacks, breaches or other compromises. These may include cyber attacks, computer viruses, malicious software, phishing attacks or information security breaches. Such incidents could result in, among other things, financial loss, a loss of customer or business opportunities, disruption to operations, misappropriation or unauthorized release of confidential or personal information, litigation, regulatory penalties or intervention, remediation or restoration cost, and reputational damage. The Bank actively monitors, manages and continues to enhance the ability to mitigate these technology and information security risks through enterprise-wide programs, industry best practices, and robust threat and vulnerability assessments and responses.

Evolution of Fraud
The Bank is routinely exposed to various types of fraud. The sophistication, complexity and materiality of these crimes is evolving quickly. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such other parties including financial statements and financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. In addition to the risk of material loss that could result in the event of a financial crime, client and market confidence in the Bank could be potentially impacted. TD has invested in a coordinated approach to strengthen the Bank’s fraud defenses and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defenses that will help achieve an enhanced position to combat more complex fraud against the Bank.

Business Infrastructure and Third Party Service Providers
Third parties provide key services and components for the Bank’s business infrastructure and operations. These include data communications, network access, payment processing, and financial instrument settlements. Given the high volume of transactions the Bank processes on a daily basis, it is reliant on such third party provided services as well as its own information technology systems to successfully deliver its products and services. The Bank’s information technology, internet, network access or other systems and services could be subject to failures or disruptions as a result of natural disasters or phenomena, power or telecommunications disruptions, acts of terrorism or war, physical or electronic break-ins, or similar events or disruptions. In addition, each of the institutions providing these services or infrastructure components may be exposed to certain risks which could also result in the failures or disruptions described above, and in turn adversely affect the Bank’s operations. Such failure of or disruption to one of TD’s major service providers could result in temporary operational and liquidity concerns. They could also adversely affect the Bank’s ability to deliver products and services to customers, damage the Bank’s reputation, and otherwise adversely affect the Bank’s ability to conduct business. The Bank has policies and procedures in place governing third party relationships, including the systematic review of significant third parties at the inception of a relationship as well as subsequent periodic assessments. The Bank also manages service provider and infrastructure disruptions risks through a robust business continuity management (BCM) plan, its technology risk management program and other contingency and resiliency plans.

Introduction of New and Changes to Current Laws and Regulations
The introduction of new, and changes to current laws and regulations, as well as the fiscal, economic and monetary policies of various regulatory agencies in Canada and the U.S. and other countries internationally, and changes in their interpretation or implementation, could adversely affect the Bank’s operations and profitability. Such adverse effects may result from new or modified laws, regulations or policies, and heightened expectations, limiting the products or services the Bank can provide, impacting pricing or delivery and increasing the ability of competitors to compete with its products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions). In particular, the most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The Bank’s failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation.

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Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), was signed into law on July 21, 2010. It is a United States federal law which creates significant structural reforms to the financial services industry. The Dodd-Frank Act ultimately affects every financial institution operating in the U.S., including the Bank, and due to certain extraterritorial aspects of the Dodd-Frank Act, impacts the Bank’s operations outside the U.S., including in Canada. The Dodd-Frank Act mandates statutory changes and instructs U.S. federal banking and other regulatory agencies to conduct rule-making. Pursuant to certain currently proposed rules, including the Volcker Rule, certain of the Bank’s businesses could be negatively affected when the rules are finalized. These effects under the Volcker Rule could include increased costs associated with operational and market compliance and reduced revenues. Other effects of the Volcker Rule may include loss of exemptions for foreign registered funds and reduced competitive advantage vis-a-vis non-bank affiliated funds which would not be subject to similar rules under the Dodd-Frank Act.

The Durbin Amendment contained in the Dodd-Frank Act authorizes the Federal Reserve Board to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011 and capped the fee at US21 cents per transaction plus small amounts to cover fraud related expenses. On July 31, 2013, the U.S. District Court for the District of Columbia ruled, among other things, that the approach used by the FRB in setting the maximum allowable interchange fee impermissibly included costs that were specifically excluded by the Durbin Amendment. The decision has since been stayed pending the outcome of its appeal and the current provisions of the Durbin Amendment remain in place. Oral arguments have been scheduled to be heard by the court in January 2014.

Where possible, the Bank has developed conformance plans, but due to the size, scope, complexity of implementation and the lack of regulatory certainty in a number of key sections of the Dodd-Frank Act, the overall impact to the Bank and its businesses, including to their financial performance and operations, currently remains unclear and will not be known until the implementing regulations are fully released and finalized. The Bank continues to closely monitor and analyze the potential impact associated with the Dodd-Frank Act.

FATCA
The Foreign Account Tax Compliance Act (FATCA) is U.S. tax legislation which requires all non-U.S. financial institutions to identify U.S. taxpayer-owned accounts and report information about those clients to the Internal Revenue Service. Virtually all TD businesses and their customers will be impacted from an operational perspective. Changes to policies and procedures may be required which may impact how we conduct business in certain segments and negatively impact our cost of doing business. The government of Canada is currently negotiating an intergovernmental agreement (IGA) with the government of the United States respecting the implementation of FATCA in Canada. Due to the current uncertainty regarding this agreement and the ultimate timing and form of FATCA implementation, the overall impact to the Bank remains unclear. The Bank has project teams in place and is in the process of implementing compliance plans based on the U.S. FATCA regulations published in 2013 as well as existing expectations of the content of a U.S.-Canada IGA.

Basel III
The Basel III Liquidity standards require banks to meet the Liquidity Coverage Ratio (LCR) starting in January 2015 and the Net Stable Funding Ratio (NSFR) starting in January 2018. The Bank has been managing its liquidity risk under a prudent framework and expects to make modest adjustments in order to be compliant with the LCR requirements in 2015. Additional costs may be incurred to achieve compliance with the liquidity reforms, which has the potential to affect the Bank’s funding costs. The Bank continues to monitor the development of liquidity requirements from the national regulators globally and ensures that its liquidity management and monitoring practices evolve with the changing regulatory landscape. In addition, the Basel III Leverage Ratio is a non-risk based ratio that acts as a supplementary measure to the risk-based capital requirements, with the objective of constraining the build-up of excess leverage in the banking sector. The Leverage Ratio requirement is effective January 2018, with the public disclosure beginning January 2015. Any final adjustments to the definition and calibration of the ratio requirement will be completed by 2017. The Bank continues to monitor and manage its capital and asset levels to ensure compliance.

Principles for Effective Risk Data Aggregation
In January 2013, the Basel Committee on Banking Supervision (BCBS) finalized their ‘Principles for Effective Risk Data Aggregation and Reporting’. The principles provide guidelines for areas such as: governance of risk data, architecture and infrastructure, accuracy, completeness, timeliness, and adaptability of reporting. As a result, the bank faces increased complexity with respect to operational compliance and may incur increased compliance and operating costs. The Bank has assessed itself against each of the principles at enterprise and risk specific levels. Programs are in place to manage the enhancement of Risk Data Aggregation.

Legal Proceedings
The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigations or disputes with third parties, including regulatory enforcement proceedings, related to its businesses and operations. The Bank manages and mitigates the risks associated with these proceedings through a robust litigation management function. The Bank’s material litigation and regulatory enforcement proceedings are disclosed in its Consolidated Financial Statements. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank’s business, financial condition, results of operations, cash flows and capital; require material changes in the Bank’s operations; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes accruals for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory enforcement proceedings related to its businesses and operations. For additional information relating to the Bank’s material legal proceedings see Note 29 to the Consolidated Financial Statements.

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OTHER RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

Adequacy of the Bank’s Risk Management Framework
The Bank’s risk management framework is made up of various processes and strategies for managing risk exposure and includes an Enterprise Risk Appetite Framework. Types of risk to which the Bank is subject include credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, legal and regulatory compliance, and capital adequacy risks. While there can be no assurance that the Bank’s framework to manage risk, including such framework’s underlying assumptions and models, will be effective under all conditions and circumstances, the Bank has established governance processes for the Senior Executive Team (SET) and the Risk Committee of the Board to review and update the framework annually.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration efforts. The Bank’s, or a subsidiary’s, ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank’s financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, there would be an impact on the Bank’s financial performance and the Bank’s earnings could grow more slowly or decline. The Bank undertakes thorough due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition.

Ability to Attract, Develop and Retain Key Executives
The Bank’s future performance depends to a large extent on the availability of qualified people and the Bank’s ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so. The Bank undergoes an annual human resource planning process that facilitates the assessment of internal leadership capabilities and potential talent needs. The Bank actively invests in the development of employees in order to better meet future talent requirements.

Changes to Our Credit Ratings
There can be no assurance that the Bank’s credit ratings and rating outlooks from rating agencies such as Moody’s, S&P, or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about the Bank. Such changes could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank’s ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. The Bank maintains regular contact with each of the listed rating agencies.

Currency and Interest Rates
Currency and interest rate movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank’s financial position (as a result of foreign currency translation adjustments) and its future earnings. For example, if the value of the Canadian dollar rises against the U.S. dollar, the Bank’s investments and earnings in the U.S. may be negatively affected, and vice versa. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank’s small business, commercial, and corporate clients in Canada. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank’s deposits and loans and as a result impacts the Bank’s net interest income. The Bank manages non-trading currency and interest rate risk exposures in accordance with policies established by the Risk Committee of the Board through its Asset Liability Management framework, which is further discussed in the Managing Risk section of this document.

Accounting Policies and Methods Used by the Bank
The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and these changes may materially adversely affect the Bank’s results of operations and financial condition. Significant accounting policies are described in Note 2 to our Consolidated Financial Statements. The Bank monitors accounting developments; it also identifies and implements new accounting standards, interpretations and guidance issued by accounting standard setters and regulatory bodies, as appropriate.

Level of Competition

The Bank currently operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, such as the factors, pricing and distribution of products or services. Deterioration in these factors or a loss of market share could adversely affect the Bank’s earnings. The Bank operates in a global environment and laws and regulations that apply to it may not universally apply to competitors in various jurisdictions creating an uneven playing field that may favour certain domestic institutions. In addition, other types of financial institutions, such as insurance companies, as well as non-financial institutions are increasingly offering products and services traditionally offered by banks and through other distribution methods including internet and mobile banking. This type of competition could adversely impact the Bank’s earnings by reducing fee revenue and net interest income. Each of the business segments of the Bank monitors the competitive environment including reviewing and amending customer acquisition and management strategies as appropriate. The Bank has been investing in enhanced capabilities for our customers to transact across all of our channels seamlessly, with a particular emphasis on mobile banking capabilities for anytime, anywhere convenience.

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RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD’s risk appetite. Our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.

TD’s Enterprise Risk Framework (ERF) reinforces TD’s risk culture, which emphasizes transparency and accountability, and provides stakeholders with a common understanding of how we manage risk. The ERF addresses: 1) the nature of the risks to TD’s business strategy and operations, 2) how TD defines the types of risk it is exposed to, 3) risk management governance and organization, and 4) how TD manages risk through processes that identify, measure, assess, control and monitor risk. TD’s risk management resources and processes are designed to both challenge and enable all our businesses to understand the risks they face and to manage them within TD’s risk appetite.

RISKS INVOLVED IN OUR BUSINESSES

TD’s Risk Inventory describes the major risk categories and related subcategories to which our businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. TD’s major risk categories are: Strategic Risk, Credit Risk, Market Risk, Operational Risk, Insurance Risk, Liquidity Risk, Capital Adequacy Risk, Legal and Regulatory Compliance Risk and Reputational Risk.

RISK APPETITE

TD’s Risk Appetite Statement is the primary means used to communicate how TD defines risk and determines the risks it is willing to take. TD takes into account its governing objectives, as well as TD’s risk philosophy and capacity to bear risk in defining its risk appetite. TD’s Risk Appetite Statement is summarized as follows:

We take risks required to build our business, but only if those risks:

1.	Fit our business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; we don’t ‘bet the Bank’ on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

In applying its risk appetite, TD considers both current conditions in which it operates and the impact that emerging risks will have on TD’s strategy and risk profile. Adherence to enterprise risk appetite is managed and monitored across TD and is based on a broad collection of principles, policies, processes and tools, including risk appetite statements and related metrics for major risk categories and the business segments.

Risk Management is responsible for establishing practices and processes to formulate, report, monitor, and review the application of TD’s risk appetite and related metrics. The function also monitors and evaluates the effectiveness of these practices and metrics. Key metrics are reported regularly to senior management, the Board and the Risk Committee of the Board (Risk Committee). Other metrics are tracked on an ongoing basis by management, and escalated to senior management and at the Board level, as required. TD measures management’s performance against its risk appetite metrics; which is a key input into the compensation decision process.

RISK CULTURE

TD’s risk culture is consistent with the Bank’s Risk Appetite Statement, which embodies the tone at the top set by the Chief Executive Officer (CEO) and Senior Executive Team and informs our mission, vision, guiding principles and leadership profile. These governing objectives describe the behaviours that TD seeks to foster in building a risk culture where the only risks taken are those that can be understood and managed. The Risk Appetite Statement helps us to be informed risk takers and guides our decision making, allowing us to take appropriate risks. TD’s risk culture encourages open communication and transparency on all aspects of the Risk Appetite Statement. Our employees are empowered to challenge and escalate when they believe we are operating outside of our risk appetite.

Risk culture is at the centre of the Bank’s ERF, as its implementation is integral to establishing a risk and control environment that fosters risk behavior aligned with TD’s risk appetite. The ERF provides a common understanding of how TD manages risk by addressing four components relating to 1) defining risk; 2) risk appetite, 3) risk governance, and 4) risk management processes. All of these components are integral to successful risk management.

TD’s desired risk culture is reinforced by linking compensation to management’s performance against the Bank’s risk appetite. In addition, Risk Management’s independence from the line of business provides objective oversight and challenge to promote and support the desired behaviours that drive TD’s strong risk culture. Lastly, education and communication on TD’s Risk Appetite Statement and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen the risk culture by increasing awareness and knowledge of TD’s expectations for risk taking.

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WHO MANAGES RISK

Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Under TD’s approach to risk governance, the line of business owns the risk that it generates and is responsible for assessing the risk, as well as designing and implementing mitigating controls. The line of business also monitors and reports on the ongoing effectiveness of its controls to safeguard TD from exceeding its risk appetite.

TD’s risk governance model includes a senior management committee structure designed to support transparent risk reporting and discussion with overall risk and control oversight provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and SET determine TD’s long-term direction within the Bank’s risk appetite and apply it to the businesses. Risk Management, headed by the Group Head and Chief Risk Officer (CRO), sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach for TD. The CRO, who is also a member of the SET, has direct access to the Risk Committee. TD also employs a “three lines of defence” model to describe the role of business segments (first line), governance, risk and oversight functions, such as Risk Management, Anti-Money Laundering (AML) and Compliance functions (second line), and Internal Audit (third line) in managing risk across TD. The following section provides an overview of the key roles and responsibilities involved in risk management and are depicted in the diagram below.

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The Board

The Board oversees TD’s strategic direction and the implementation of an effective risk management culture and internal control framework across the enterprise. It accomplishes its risk management mandate both directly and through its committees, including the Risk Committee of the Board and the Audit Committee. On an annual basis, the Board reviews and approves TD’s Risk Appetite Statement and related metrics to ensure ongoing relevance and alignment with TD’s strategy.

The Risk Committee

The Risk Committee is responsible for reviewing and challenging TD’s Risk Appetite Statement prior to recommending for approval by the Board annually. The Risk Committee oversees the management of TD’s risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews, challenges, and approves enterprise risk management policies that support compliance with TD’s risk appetite, and monitors the management of risks and risk trends.

The Audit Committee

The Audit Committee, in addition to overseeing financial reporting, assesses the adequacy and effectiveness of internal controls, including controls over relevant enterprise risk management processes and the activities of the Bank’s Global AML and Compliance groups.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop TD’s long-term strategic plan and direction and also develop and recommend for Board approval TD’s risk appetite. The SET manage enterprise risk in accordance with TD’s risk appetite and consider the impact of emerging risks on TD’s strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO, designates TD’s Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and oversight activities and to review and monitor risk strategies and related risk activities and practices.

The ERMC, chaired by the CEO, oversees the management of major enterprise governance, risk and control activities at TD and promotes an integrated and effective risk culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•	ALCO – chaired by the Group Head, Insurance, Credit Cards, and Enterprise Strategy, oversees directly and through its standing subcommittees the Risk Capital Committee, Global Liquidity Forum and Enterprise Investment Committee, the management of TD’s non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
•	OROC – chaired by the CRO, oversees the strategic assessment of TD’s governance, control and operational risk structure.
•	Disclosure Committee – chaired by the Group Head, Finance, Sourcing, Corporate Communications and Chief Financial Officer, ensures that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced and compliant disclosure to regulators, shareholders and the market.
•	RRC – chaired by the CRO, oversees that corporate or business initiatives with significant reputational risk profiles have received adequate review for reputational risk implications prior to implementation as well as matters escalated to the RRC under the enterprise Reputational Risk policy.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise risk management, risk governance and control, and is responsible for establishing risk management strategy, policies and practices. Risk Management’s primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight groups to establish policies, standards, and limits that align with TD’s risk appetite, and monitors and reports on existing and emerging risks and compliance with TD’s risk appetite. There is an established framework in place for the identification and assessment of top and emerging risks and there are clear procedures for when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive who in turn reports to the CRO. This structure supports an appropriate level of central oversight while emphasizing ownership and accountability for risk within the business segment. Business management is responsible for recommending the business-level risk appetite and metrics, which are reviewed and challenged as necessary by Risk Management and endorsed by the ERMC and approved by the CEO, to align with TD’s risk appetite and manage risk within approved risk limits as set out in TD policies.

Internal Audit

TD’s internal audit function provides independent assurance to the Board of the effectiveness of risk management, control and governance processes employed to ensure compliance with TD’s risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance

The mandate of TD’s Compliance Department is to manage compliance risk across TD to align with the policies established and approved by the Audit and Risk Committees. The Compliance Department is responsible for establishing risk-based programs and standards to proactively manage known and emerging compliance risk across TD by providing independent oversight and delivering operational control processes to comply with the applicable legislation and regulatory requirements.

Anti-Money Laundering

The Global AML group establishes a risk-based program and standards to proactively manage known and emerging AML compliance risk across the Bank. The AML group provides independent oversight and delivers operational control processes to comply with the applicable legislation and regulatory requirements. The line of business owns AML Risk and is responsible for assessing the risk, as well as designing and implementing mitigating controls.

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Treasury and Balance Sheet Management

The Treasury and Balance Sheet Management (TBSM) group manages, directs and reports on TD’s capital and investment positions, interest rate risk, and liquidity and funding risk and the market risks of TD’s non-trading bank activities. The Risk Management function oversees TBSM’s capital and investment activities.

Three Lines of Defence

In order to further the understanding of responsibilities for risk management, TD employs a “three lines of defence” model that describes the role of the businesses, governance, risk and oversight groups, and Internal Audit in managing risk across TD. The chart below describes the respective accountabilities of each line of defence at TD.

THREE LINES OF DEFENCE
FIRST LINE	BUSINESS SEGMENT ACCOUNTABILITIES
IDENTIFY AND CONTROL

• Manages and identifies risk in day-to-day activities owned by the line of business.

• Ensures activities are within TD’s risk appetite and risk management policies.

• Designs, implements and maintains effective internal controls within the line of business.

• Implements risk based approval processes for all new products, activities, processes and systems.

• Delivers training, tools and advice to support its accountabilities.

• Monitors and reports on risk profile.

SECOND LINE	GOVERNANCE, RISK & OVERSIGHT FUNCTIONS ACCOUNTABILITIES
SET STANDARDS AND CHALLENGE

• Establishes enterprise governance, risk and control strategies and practices.

• Provides oversight and independent challenge to the first line through review, inquiry and discussion.

• Develops and communicates governance, risk and control policies.

• Provides training, tools and advice to support the first line of defence in carrying out its accountabilities.

• Monitors and reports on compliance with risk appetite and policies.

THIRD LINE	INTERNAL AUDIT ACCOUNTABILITIES
INDEPENDENT ASSURANCE	• Verifies independently that TD’s ERF is operating effectively. • Validates the effectiveness of the first and second lines of defence in fulfilling their mandates and managing risk.

In support of a strong risk culture, TD applies the following principles to how it manages risks:

•	Enterprise-wide in Scope – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings, and all boundaries, both geographic and regulatory.
•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into TD’s daily routines, decision-making, and strategy.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

TD’s approach to the risk management process is comprised of four basic components: identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives and emerging risks from the changing environment. TD’s objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, TD’s Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees, to identify and assess enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of TD’s risk management process. TD’s risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing and maximum credit exposure guidelines established by its regulators. Additionally, TD has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, TD uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, provision for credit losses, peer comparisons, trending analysis, liquidity coverage, and capital adequacy metrics. TD also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured strategic Risk and Control Self-Assessment (RCSA) program and an ongoing process RCSA program. Internal and external risk events are monitored to assess whether TD’s internal controls are effective. This allows TD to identify, escalate, and monitor significant risk issues as needed.

Risk Control

TD’s risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits and delegated authorities which reflect TD’s risk appetite and risk tolerances.

TD’s approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD’s measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the Internal Capital Adequacy Assessment Process (ICAAP) and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 70

Risk Monitoring and Reporting

TD monitors and reports on risk levels on a regular basis against TD’s risk appetite and reports on risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on enterprise-wide stress testing and an annual update on TD’s ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board as appropriate for new and emerging risk or any significant changes to the Bank’s risk profile.

Enterprise-Wide Stress Testing

Enterprise-wide stress testing at TD is part of the long-term strategic, financial, and capital planning exercise that helps validate the risk appetite. TD’s EWST program involves the development, application, and assessment of severe but plausible stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management.

As part of its 2013 program, TD evaluated two internally generated macroeconomic stress scenarios covering a range of severities and duration (details described below). The scenarios were constructed to cover a wide variety of risk factors meaningful to TD’s risk profile and covering both the North American and global economies. Stressed macroeconomic variables such as unemployment, GDP, resale home prices, and interest rates were forecasted over the stress horizon which drives the assessment of impacts. In both scenarios evaluated in the 2013 program, TD’s businesses performed within acceptable levels and the Bank remained adequately capitalized with management actions. Results of the scenarios are reviewed by senior executives, incorporated in TD’s planning process and presented to the Risk Committee and the Board.

Separate from the EWST program, the Bank also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies. The scenario contemplates significantly stressful events that would result in the Bank reaching the point of non-viability in order to consider meaningful remedial actions for replenishing the Bank’s capital and liquidity position.

Enterprise-Wide Stress Scenarios

Extreme Scenario

•   The scenario emanates from a European banking crisis resulting in a run on deposits and implementation of capital control in select European countries. Wholesale funding markets around the world experience massive disruptions, as confidence in the banking system rapidly deteriorates.

•   External shocks to the Canadian economy would be consequential for the household sector as home prices pull back from the current levels.

Severe Scenario

•   The severe scenario is modeled from historical recessions that have taken place in the United States and Canada. The recessions extend four consecutive quarters followed by a modest recovery.

•   Deterioration in key macroeconomic variables such as home prices and unemployment align with historically observed recessions.

The following pages describe the key risks we face and how they are managed.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from ineffective business strategies, improper implementation of business strategies, or a lack of responsiveness to changes in the business environment. Business strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head, Insurance, Credit Cards and Enterprise Strategy is charged with developing TD’s overall long-term and short-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing long-term and short-term strategies for their business areas (organic and through acquisitions) and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for monitoring, assessing, managing, and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD’s strategies and ensures that mitigating actions are taken where appropriate. The CEO reports to the Board on the implementation of TD’s strategies, identifying the risks within those strategies and explaining how they are managed.

HOW WE MANAGE STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business reviews. Our annual planning process considers individual segment long-term and short-term strategies and associated key initiatives and ensures alignment between segment-level and enterprise-level strategies and risk appetite. Once the strategy is set, regular strategic business reviews conducted throughout the year ensure that alignment is maintained in its implementation. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, performance assessment, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD’s risk appetite is reviewed by the ERMC in the normal course. Additionally, each material acquisition is assessed for its fit with our strategy and risk appetite in accordance with our Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 71

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2013 and 2012.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

Our primary objective is to be methodical in our credit risk assessment so that we can better understand, select, and manage our exposures to reduce significant fluctuations in earnings.

Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business but report to Risk Management to ensure objectivity and accountability.

Each business segment’s credit risk control unit is primarily responsible for credit decisions and must comply with established policies, exposure guidelines and credit approval limits, and policy/limit exception procedures. It must also adhere to established standards of credit assessment and obtain Risk Management’s approval for material credit decisions.

Risk Management provides independent oversight of credit risk by developing centralized policies that govern and control portfolio risks and product-specific policies as required.

The Risk Committee oversees the management of credit risk and annually approves major credit risk policies.

How we Manage Credit Risk

The Bank’s Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes as well as limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank’s risk appetite for credit risk.

Risk Management centrally approves all credit risk policies and credit decisioning strategies, including policy and limit exception management guidelines, as well as the discretionary limits of officers throughout the Bank for extending lines of credit. All significant credit decisions are escalated to Risk Management for approval or recommendation to the Risk Committee of the Board.

Limits are established to monitor and control country risk, industry risk, product, geographic and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In our Retail businesses, we use approved scoring techniques and standards in extending, monitoring and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, size of total bank relationship as well as external data such as credit bureau scores, to determine the amount of credit we are prepared to extend retail customers and estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls as well as identify emerging or systemic issues and trends. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

Our Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure we are willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly and annual review requirements for credit exposures. The key parameters used in our credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. We measure country risk using approved risk rating models and qualitative factors that are also used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of our credit risk strategy, we set limits on the amount of credit we are prepared to extend to specific industry sectors. We monitor our concentration to any given industry to ensure that our loan portfolio is diversified. We manage our risk using limits based on an internal risk rating score that combines our industry risk rating model and detailed industry analysis and we regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry. We assign a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of our total wholesale and commercial exposure.

We also set limits on the amount of credit we are prepared to extend to a particular entity or group of entities (also referred to as “entity risk”). All entity risk is approved by the appropriate decision-making authority using limits based on the entity’s borrower risk rating and for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

From time-to-time, we may use credit derivatives to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 72

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. Basel sets out several options which represent increasingly more risk-sensitive approaches to calculating credit, market and operational risk and RWA.

Credit Risk and the Basel Framework

We received approval from OSFI to use the Basel Advanced Internal Ratings Based (AIRB) Approach for credit risk, effective November 1, 2007. We use the AIRB Approach for all material portfolios, except in the following areas:

•	We have approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•	We have received temporary waivers to use the Standardized Approach for some small credit portfolios and the majority of our U.S. credit portfolios. We are currently in the process of transitioning these portfolios to the AIRB Approach.

To continue to qualify to use the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. We regularly assess our compliance with the Basel requirements.

Credit Risk Exposures subject to the AIRB Approach

The AIRB Approach to credit risk is used for all material portfolios except in the areas noted in the “Credit Risk and the Basel Framework” section. Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank’s Consolidated Financial Statements. The Bank’s credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters: Probability of Default (PD) – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon; Loss Given Default (LGD) – the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of Exposure At Default (EAD) – the total amount we are exposed to at the time of default. By applying these risk parameters, we can measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio (individuals and small businesses), we manage exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages, home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (for example, personal loans including secured automobile loans, student lines of credit, and small business banking credit products).

The Bank calculates RWA for its Canadian Retail exposures using the AIRB approach. RWA for U.S. Retail exposures are currently reported under the Standardized Approach. All Canadian Retail parameter models (PD, EAD, and LGD) are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types. For each Canadian Retail portfolio, the Bank retains performance history on a monthly basis at an individual account level beginning in 2000; all available history, which includes the 2001 and 2008-2009 recessions in Canada, is used to ensure that the models’ output reflect an entire economic cycle.

Account-level PD, EAD, and LGD parameter models are built for each product portfolio, and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the Basel framework, the Bank defines default for Canadian exposures as 90+ day delinquency/charge-off for all retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, and as such, include direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of undrawn credit limit prior to default. PD, EAD and LGD models are calibrated using logistic and linear regression techniques. Predictive attributes in the models may include account attributes (loan size, interest rate, collateral where applicable); account’s previous history and current status; an account’s age on books; customer’s credit bureau attributes, and customer’s other holdings with the Bank. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and customer’s equity in the property play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 73

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD. The following tables map PD ranges to risk levels for all Retail AIRB exposures.

TABLE 53: RETAIL ADVANCED IRB EXPOSURES – BY OBLIGOR GRADE – Residential Secured[1]
(millions of Canadian dollars, except as noted)
							As at
			Exposure				Average risk
		PD range	at Default	Average PD	Average LGD	RWAs	weighting
						October 31, 2013
Low Risk	1	0.00 to 0.15%	$61,021	0.05%	22.89%	$1,894	3.10%
Normal Risk	2	0.16 to 0.41	21,733	0.26	24.43	2,544	11.71
	3	0.42 to 1.10	14,937	0.65	24.62	3,407	22.81
Medium Risk	4	1.11 to 2.93	5,643	1.72	24.73	2,463	43.65
	5	2.94 to 4.74	1,271	3.70	24.57	876	68.92
High Risk	6	4.75 to 7.99	825	6.00	24.15	719	87.15
	7	8.00 to 18.20	945	11.66	21.44	960	101.59
	8	18.21 to 99.99	551	35.14	18.28	544	98.73
Default	9	100.00	267	100.00	20.73	533	199.63
Total			$107,193	0.88%	23.53%	$13,940	13.00%

						October 31, 2012
Low Risk	1	0.00 to 0.15%	$33,263	0.06%	17.13%	$860	2.59%
Normal Risk	2	0.16 to 0.41	19,419	0.25	15.93	1,477	7.61
	3	0.42 to 1.10	14,679	0.68	16.47	2,311	15.74
Medium Risk	4	1.11 to 2.93	14,385	1.80	15.31	4,000	27.81
	5	2.94 to 4.74	2,315	3.74	16.62	1,083	46.78
High Risk	6	4.75 to 7.99	1,710	5.94	17.59	1,082	63.27
	7	8.00 to 18.20	1,582	11.42	17.52	1,311	82.87
	8	18.21 to 99.99	1,007	39.62	16.93	854	84.81
Default	9	100.00	292	100.00	16.35	350	119.86
Total			$88,652	1.68%	16.46%	$13,328	15.03%
1	Amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

TABLE 54: RETAIL ADVANCED IRB EXPOSURES – BY OBLIGOR GRADE – Qualifying Revolving Retail[1]
(millions of Canadian dollars, except as noted)
							As at
			Exposure				Average risk
		PD range	at Default	Average PD	Average LGD	RWAs	weighting
						October 31, 2013
Low Risk	1	0.00 to 0.15%	$18,119	0.05%	83.82%	$525	2.90%
Normal Risk	2	0.16 to 0.41	7,471	0.26	84.20	820	10.98
	3	0.42 to 1.10	7,023	0.69	85.41	1,714	24.41
Medium Risk	4	1.11 to 2.93	5,568	1.84	85.89	2,865	51.45
	5	2.94 to 4.74	2,366	3.70	86.04	2,025	85.59
High Risk	6	4.75 to 7.99	1,561	5.92	85.30	1,809	115.89
	7	8.00 to 18.20	1,241	11.09	82.68	2,002	161.32
	8	18.21 to 99.99	388	28.72	74.29	820	211.34
Default	9	100.00	125	100.00	74.23	8	6.40
Total			$43,862	1.67%	84.43%	$12,588	28.70%

						October 31, 2012
Low Risk	1	0.00 to 0.15%	$17,566	0.05%	84.00%	$511	2.91%
Normal Risk	2	0.16 to 0.41	7,322	0.26	84.17	803	10.97
	3	0.42 to 1.10	6,863	0.69	85.35	1,676	24.42
Medium Risk	4	1.11 to 2.93	5,500	1.84	85.78	2,831	51.47
	5	2.94 to 4.74	2,413	3.71	86.02	2,065	85.58
High Risk	6	4.75 to 7.99	1,626	5.92	85.39	1,883	115.81
	7	8.00 to 18.20	1,315	11.10	82.95	2,130	161.98
	8	18.21 to 99.99	427	28.80	74.64	908	212.65
Default	9	100.00	141	100.00	74.17	9	6.38
Total			$43,173	1.79%	84.48%	$12,816	29.69%
1	Amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 74

TABLE 55: RETAIL ADVANCED IRB EXPOSURES – BY OBLIGOR GRADE – Other Retail[1]
(millions of Canadian dollars, except as noted)
							As at
			Exposure				Average risk
		PD range	at Default	Average PD	Average LGD	RWAs	weighting
						October 31, 2013
Low Risk	1	0.00 to 0.15%	$7,174	0.07%	53.58%	$715	9.97%
Normal Risk	2	0.16 to 0.41	5,470	0.26	53.64	1,399	25.58
	3	0.42 to 1.10	10,527	0.81	60.19	5,836	55.44
Medium Risk	4	1.11 to 2.93	5,379	1.87	52.80	3,552	66.03
	5	2.94 to 4.74	2,212	3.74	53.14	1,686	76.22
High Risk	6	4.75 to 7.99	1,728	5.95	51.78	1,345	77.84
	7	8.00 to 18.20	1,487	10.88	53.50	1,387	93.28
	8	18.21 to 99.99	320	28.98	54.95	417	130.31
Default	9	100.00	168	100.00	50.11	156	92.86
Total			$34,465	2.36%	55.36%	$16,493	47.85%

						October 31, 2012
Low Risk	1	0.00 to 0.15%	$7,247	0.07%	53.82%	$722	9.96%
Normal Risk	2	0.16 to 0.41	5,364	0.26	53.86	1,376	25.65
	3	0.42 to 1.10	7,059	0.72	53.80	3,271	46.34
Medium Risk	4	1.11 to 2.93	5,235	1.86	52.28	3,417	65.27
	5	2.94 to 4.74	2,209	3.74	52.90	1,677	75.92
High Risk	6	4.75 to 7.99	1,668	5.97	52.66	1,322	79.26
	7	8.00 to 18.20	1,464	10.82	52.17	1,331	90.92
	8	18.21 to 99.99	315	28.27	54.85	408	129.52
Default	9	100.00	146	100.00	48.93	145	99.32
Total			$30,707	2.42%	53.34%	$13,669	44.51%
1	Amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

The risk discriminative and predictive power of the Bank’s retail credit models is assessed against the most recently available 1-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation prior to implementation and on an annual basis as outlined in the Model Risk Management section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the recent 2008 – 2009 recession. For products secured by residential real estate (such as mortgages and home equity lines of credit), downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

Non-retail Exposures

In the non-retail portfolio, we manage exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers), sovereign and bank. Under the AIRB approach, CMHC-insured mortgages are considered sovereign risk and therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a borrower risk rating (BRR) and facility risk rating (FRR). We use this system for all corporate, sovereign and bank exposures. We determine the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994 – 2012, covering both Wholesale and Commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses. Consistent with the IRB approach to measure capital adequacy at a 1-year risk horizon, the parameters are estimated to a 12-month forward time horizon.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, we review the borrower’s competitive position, financial performance, economic and industry trends, management quality and access to funds. Under the IRB approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank order the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgement, as prescribed within the Bank’s credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty.

The calibration process for PD is a through-the-cycle approach.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 75

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Where an appropriate level of historical defaults is available per model, this data is used in the LGD estimation process. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgement to the quantitative LGD scale.

The IRB approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery, such as during an economic recession. To reflect this, average calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure At Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility, and then adding a potential increased utilization at default, from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the Drawn amount plus (UGD x Undrawn), where UGD is a percentage between 0% and 100%.

Given that UGD is largely driven by PD, UGD data is consolidated by BRR up to 1 year prior to default. An average UGD is then calculated for each BRR along with the statistical uncertainty of the estimates.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore, the UGDs are set at the average calibrated level, per BRR grade, plus an appropriate adjustment for statistical and model uncertainty.

Advanced IRB exposures are displayed in the following tables mapping the Bank’s 20-point borrower risk rating scale to external ratings.

TABLE 56: NON-RETAIL ADVANCED IRB EXPOSURES – BY OBLIGOR GRADE – CORPORATE[1]
(millions of Canadian dollars, except as noted)
								As at
	Internal ratings		Exposure	Average	Average		Average risk	External rating
	grade (BRR)	PD range	at Default	PD	LGD	RWAs	weighting	equivalent
							October 31, 2013
Investment	0	0.00 to 0.01%	$10,163	0.00%	64.36%	$18	0.18%	AAA/Aaa
Grade	1A	0.02 to 0.03	7,563	0.03	1.90	66	0.87	AA+/Aa1
	1B	0.04 to 0.04	4,296	0.04	13.17	213	4.96	AA/Aa2
	1C	0.05 to 0.05	14,798	0.05	9.65	662	4.47	AA-/Aa3
	2A	0.06 to 0.06	6,885	0.06	16.90	668	9.70	A+/A1
	2B	0.07 to 0.08	8,052	0.07	26.43	1,370	17.01	A/A2
	2C	0.09 to 0.12	11,591	0.09	29.33	2,573	22.20	A-/A3
	3A	0.13 to 0.17	7,466	0.13	34.80	2,136	28.61	BBB+/Baa1
	3B	0.18 to 0.22	8,585	0.18	31.07	2,768	32.24	BBB/Baa2
	3C	0.23 to 0.29	10,866	0.23	32.66	4,198	38.63	BBB-/Baa3
Non Investment	4A	0.30 to 0.38	9,730	0.30	20.19	2,458	25.26	BB+/Ba1
Grade	4B	0.39 to 0.58	9,991	0.39	21.97	3,060	30.63	BB/Ba2
	4C	0.59 to 0.90	8,465	0.59	21.59	3,029	35.78	BB-/Ba3
	5A	0.91 to 1.38	5,636	0.91	19.77	2,128	37.76	B+/B1
	5B	1.39 to 2.81	3,915	1.39	28.54	2,515	64.24	B/B2
	5C	2.82 to 11.67	16,674	2.82	10.65	4,788	28.72	B-/B3
Watch and	6	11.68 to 22.21	520	11.68	25.04	578	111.15	CCC+/Caa1
Classified	7	22.22 to 49.99	331	22.22	38.06	658	198.79	to CC/Ca
	8	50.00 to 99.99	66	50.00	27.24	85	128.79
Impaired/Default	9	100.00	125	100.00	57.88	318	254.40	D
Total			$145,718	0.73%	23.69%	$34,289	23.53%

							October 31, 2012
Investment	0	0.00 to 0.01%	$9,881	0.00%	61.38%	$14	0.14%	AAA/Aaa
Grade	1A	0.02 to 0.03	6,673	0.03	2.51	40	0.60	AA+/Aa1
	1B	0.04 to 0.04	8,211	0.04	6.36	163	1.99	AA/Aa2
	1C	0.05 to 0.05	16,333	0.05	6.51	389	2.38	AA-/Aa3
	2A	0.06 to 0.07	5,091	0.06	19.37	505	9.92	A+/A1
	2B	0.08 to 0.10	7,592	0.08	21.33	942	12.41	A/A2
	2C	0.11 to 0.14	13,778	0.11	27.40	2,893	21.00	A-/A3
	3A	0.15 to 0.20	8,000	0.15	28.57	2,098	26.23	BBB+/Baa1
	3B	0.21 to 0.26	8,840	0.21	22.64	2,212	25.02	BBB/Baa2
	3C	0.27 to 0.33	10,143	0.27	32.53	4,170	41.11	BBB-/Baa3
Non Investment	4A	0.34 to 0.42	5,826	0.34	30.54	2,480	42.57	BB+/Ba1
Grade	4B	0.43 to 0.64	5,843	0.43	29.21	2,408	41.21	BB/Ba2
	4C	0.65 to 0.96	7,903	0.65	22.09	3,061	38.73	BB-/Ba3
	5A	0.97 to 1.45	4,503	0.97	20.86	1,835	40.75	B+/B1
	5B	1.46 to 2.88	3,527	1.46	27.75	2,148	60.90	B/B2
	5C	2.89 to 11.30	12,603	2.89	11.96	4,024	31.93	B-/B3
Watch and	6	11.31 to 23.27	516	11.31	23.92	534	103.49	CCC+/Caa1
Classified	7	23.28 to 55.12	342	23.28	30.67	554	161.99	to CC/Ca
	8	55.13 to 99.99	74	55.13	18.58	60	81.08
Impaired/Default	9	100.00	177	100.00	57.51	535	302.26	D
Total			$135,856	0.74%	22.66%	$31,065	22.87%
1	Amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 76

TABLE 57: NON-RETAIL ADVANCED IRB EXPOSURES – BY OBLIGOR GRADE – SOVEREIGN[1]
(millions of Canadian dollars, except as noted)
								As at
	Internal ratings		Exposure	Average	Average		Average risk	External rating
	grade (BRR)	PD range	at Default	PD	LGD	RWAs	weighting	equivalent
							October 31, 2013
Investment	0	0.00 to 0.01%	$187,017	0.00%	18.13%	$77	0.04%	AAA/Aaa
Grade	1A	0.02 to 0.03	19,116	0.02	4.11	127	0.66	AA+/Aa1
	1B	0.04 to 0.04	2,251	0.04	4.18	24	1.07	AA/Aa2
	1C	0.05 to 0.05	7,372	0.05	2.46	73	0.99	AA-/Aa3
	2A	0.06 to 0.06	1,399	0.06	2.76	20	1.43	A+/A1
	2B	0.07 to 0.08	7,218	0.07	2.35	60	0.83	A/A2
	2C	0.09 to 0.12	1,494	0.09	8.96	98	6.56	A-/A3
	3A	0.13 to 0.17	–	–	–	–	–	BBB+/Baa1
	3B	0.18 to 0.22	106	0.18	8.63	6	5.66	BBB/Baa2
	3C	0.23 to 0.29	20	0.23	7.93	2	10.00	BBB-/Baa3
Non Investment	4A	0.30 to 0.38	2	0.30	57.32	1	50.00	BB+/Ba1
Grade	4B	0.39 to 0.58	12	0.39	13.65	2	16.67	BB/Ba2
	4C	0.59 to 0.90	–	–	–	–	–	BB-/Ba3
	5A	0.91 to 1.38	–	–	–	–	–	B+/B1
	5B	1.39 to 2.81	–	–	–	–	–	B/B2
	5C	2.82 to 11.67	98	2.82	0.30	1	1.02	B-/B3
Watch and	6	11.68 to 22.21	–	–	–	–	–	CCC+/Caa1
Classified	7	22.22 to 49.99	–	–	–	–	–	to CC/Ca
	8	50.00 to 99.99	–	–	–	–	–
Impaired/Default	9	100.00	–	–	–	–	–	D
Total			$226,105	0.01%	15.62%	$491	0.22%

							October 31, 2012
Investment	0	0.00 to 0.01%	$191,106	0.00%	11.90%	$111	0.06%	AAA/Aaa
Grade	1A	0.02 to 0.03	16,881	0.02	4.69	141	0.84	AA+/Aa1
	1B	0.04 to 0.04	3,169	0.04	4.80	20	0.63	AA/Aa2
	1C	0.05 to 0.05	6,685	0.05	2.00	48	0.72	AA-/Aa3
	2A	0.06 to 0.07	547	0.06	4.61	15	2.74	A+/A1
	2B	0.08 to 0.10	4,166	0.08	2.45	44	1.06	A/A2
	2C	0.11 to 0.14	1,151	0.11	12.37	96	8.34	A-/A3
	3A	0.15 to 0.20	124	0.15	0.17	–	–	BBB+/Baa1
	3B	0.21 to 0.26	93	0.21	10.60	8	8.60	BBB/Baa2
	3C	0.27 to 0.33	8	0.27	21.81	1	12.50	BBB-/Baa3
Non Investment	4A	0.34 to 0.42	1	0.34	55.98	1	100.00	BB+/Ba1
Grade	4B	0.43 to 0.64	2	0.43	55.98	1	50.00	BB/Ba2
	4C	0.65 to 0.96	20	0.65	–	–	–	BB-/Ba3
	5A	0.97 to 1.45	–	–	–	–	–	B+/B1
	5B	1.46 to 2.88	–	–	–	–	–	B/B2
	5C	2.89 to 11.30	94	2.89	0.02	–	–	B-/B3
Watch and	6	11.31 to 23.27	–	–	–	–	–	CCC+/Caa1
Classified	7	23.28 to 55.12	–	–	–	–	–	to CC/Ca
	8	55.13 to 99.99	–	–	–	–	–
Impaired/Default	9	100.00	–	–	–	–	–	D
Total			$224,047	0.01%	10.76%	$486	0.22%
1	Amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 77

TABLE 58: NON-RETAIL ADVANCED IRB EXPOSURES – BY OBLIGOR GRADE – BANK[1]
(millions of Canadian dollars, except as noted)
								As at
	Internal ratings		Exposure	Average	Average		Average risk	External rating
	grade (BRR)	PD range	at Default	PD	LGD	RWAs	weighting	equivalent
							October 31, 2013
Investment	0	0.00 to 0.01%	$1,814	0.01%	57.29%	$47	2.59%	AAA/Aaa
Grade	1A	0.02 to 0.03	730	0.03	57.32	121	16.58	AA+/Aa1
	1B	0.04 to 0.04	980	0.04	56.01	170	17.35	AA/Aa2
	1C	0.05 to 0.05	12,732	0.05	30.81	1,589	12.48	AA-/Aa3
	2A	0.06 to 0.06	21,147	0.06	18.69	1,850	8.75	A+/A1
	2B	0.07 to 0.08	23,303	0.07	14.68	1,936	8.31	A/A2
	2C	0.09 to 0.12	19,464	0.09	17.52	2,474	12.71	A-/A3
	3A	0.13 to 0.17	8,161	0.13	17.04	1,119	13.71	BBB+/Baa1
	3B	0.18 to 0.22	4,100	0.18	7.49	259	6.32	BBB/Baa2
	3C	0.23 to 0.29	1,591	0.23	23.22	328	20.62	BBB-/Baa3
Non Investment	4A	0.30 to 0.38	821	0.30	4.52	43	5.24	BB+/Ba1
Grade	4B	0.39 to 0.58	330	0.39	12.70	47	14.24	BB/Ba2
	4C	0.59 to 0.90	69	0.59	7.72	11	15.94	BB-/Ba3
	5A	0.91 to 1.38	2	0.91	24.45	1	50.00	B+/B1
	5B	1.39 to 2.81	42	1.39	57.32	63	150.00	B/B2
	5C	2.82 to 11.67	9	2.82	34.99	8	88.89	B-/B3
Watch and	6	11.68 to 22.21	–	–	–	–	–	CCC+/Caa1
Classified	7	22.22 to 49.99	–	–	–	–	–	to CC/Ca
	8	50.00 to 99.99	–	–	–	–	–
Impaired/Default	9	100.00	–	–	–	–	–	D
Total			$95,295	0.08%	19.82%	$10,066	10.56%

							October 31, 2012
Investment	0	0.00 to 0.02%	$2,930	0.01%	65.28%	$92	3.14%	AAA/Aaa
Grade	1A	0.03 to 0.03	1,748	0.03	49.83	114	6.52	AA+/Aa1
	1B	0.04 to 0.04	572	0.04	55.60	136	23.78	AA/Aa2
	1C	0.05 to 0.05	33,488	0.05	12.11	1,321	3.94	AA-/Aa3
	2A	0.06 to 0.07	20,550	0.06	20.01	1,549	7.54	A+/A1
	2B	0.08 to 0.10	32,068	0.08	11.15	1,554	4.85	A/A2
	2C	0.11 to 0.14	13,621	0.11	21.05	1,590	11.67	A-/A3
	3A	0.15 to 0.20	14,957	0.15	8.92	974	6.51	BBB+/Baa1
	3B	0.21 to 0.26	2,417	0.21	11.13	220	9.10	BBB/Baa2
	3C	0.27 to 0.33	2,118	0.27	18.67	370	17.47	BBB-/Baa3
Non Investment	4A	0.34 to 0.42	2,158	0.34	6.13	123	5.70	BB+/Ba1
Grade	4B	0.43 to 0.64	129	0.43	30.05	43	33.33	BB/Ba2
	4C	0.65 to 0.96	273	0.65	13.82	52	19.05	BB-/Ba3
	5A	0.97 to 1.45	1	0.97	9.43	–	–	B+/B1
	5B	1.46 to 2.88	1	1.46	40.89	1	100.00	B/B2
	5C	2.89 to 11.30	200	2.89	14.94	91	45.50	B-/B3
Watch and	6	11.31 to 23.27	–	–	–	–	–	CCC+/Caa1
Classified	7	23.28 to 55.12	–	–	–	–	–	to CC/Ca
	8	55.13 to 99.99	37	55.13	9.19	16	43.24
Impaired/Default	9	100.00	–	–	–	–	–	D
Total			$127,268	0.11%	15.68%	$8,246	6.48%
1	Amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.

Credit Risk Exposures subject to the Standardized Approach

Currently the Standardized Approach to credit risk is used primarily for assets in the U.S. Retail portfolio. We are currently in the process of transitioning this portfolio to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. We use external credit ratings assigned by one or more of Moody’s, S&P, and Fitch to determine the appropriate risk weight for our exposures to Sovereigns (governments, central banks and certain public sector entities) and Banks (regulated deposit-taking institutions, securities firms and certain public sector entities).

We apply the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Residential secured	35% or 75%[2]
Other retail (including small business entities)	75%
Corporate	100%
1	The risk weight may vary according to the external risk rating.
2	35% applied when loan to value <=80%, 75% when loan-to-value >80%.

Lower risk weights apply where approved credit risk mitigants exist. Loans that are more than 90 days past due receive a risk weight of either 100% (residential secured) or 150% (all other).

For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 78

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. We use the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Credit group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. We establish various limits including gross notional limits to manage business volumes and concentrations. We regularly assess market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Market Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact our market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other credit risk mitigation techniques. We may also execute certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that we use for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures: general and specific. General wrong-way risk arises when the probability of default of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the probability of default of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. We measure and manage specific wrong-way risk exposures in the same manner as direct loan obligations and control them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2013, after taking into account risk mitigation strategies, the Bank does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank’s credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, EADs, and LGDs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with TD’s Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to TD’s credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, we subject our credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques we use to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral and other credit risk mitigation techniques required are based on the Bank’s own assessment of the borrower’s or counterparty’s credit quality and capacity to pay.

In the Retail and Commercial Banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory, fixed assets and automobiles. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation and to document, register, perfect and monitor collateral.

We also use collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, we secure collateral by taking possession and controlling it in a jurisdiction where we can legally enforce our collateral rights. Exceptionally, and when demanded by our counterparty, we hold or pledge collateral with a third-party custodian. We document third-party arrangements with a Custody and Control Agreement.

From time-to-time, we may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, we only recognize irrevocable guarantees for Commercial and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. Our policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes we use for all counterparties for which we have credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. These are computer-based tools used to estimate or validate the market value of homes using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. We have specific risk management guidelines addressing the circumstances when they may be used and processes to periodically validate AVMs including obtaining third party appraisals.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 79

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount we are exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposure for the two approaches we use to measure credit risk is given in the following table:

TABLE 59: GROSS CREDIT RISK EXPOSURE – STANDARDIZED AND AIRB APPROACHES[1,2]
(millions of Canadian dollars)
					As at
		October 31, 2013			October 31, 2012
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$25,671	$251,809	$277,480	$22,463	$234,240	$256,703
Qualifying revolving retail	–	43,862	43,862	–	43,173	43,173
Other retail	41,225	34,465	75,690	32,921	30,707	63,628
Total retail	66,896	330,136	397,032	55,384	308,120	363,504
Non-retail[3]
Corporate	69,411	145,718	215,129	61,052	135,856	196,908
Sovereign	24,783	81,489	106,272	20,470	78,459	98,929
Bank	16,827	95,295	112,122	16,461	127,268	143,729
Total non-retail	111,021	322,502	433,523	97,983	341,583	439,566
Gross credit risk exposures	$177,917	$652,638	$830,555	$153,367	$649,703	$803,070
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity and other credit risk-weighted assets.
2	Amounts have not been adjusted to reflect the impact of the New IFRS Standards and Amendments.
3	Effective 2013, non-retail exposures do not include OSFI “deemed” Qualifying Central Counterparty (QCCP) exposures as these are instead included with “other credit risk-weighted assets”, in accordance with the Basel III regulatory framework. Prior to 2013, non-retail exposures included QCCP exposures, in accordance with the Basel II regulatory framework.

Other Credit Risk Exposures

Non-trading Equity Exposures

Our non-trading equity exposures are at a level that represents less than 5% of our combined Tier 1 and Tier 2 capital. As a result, we use OSFI-prescribed risk weights to calculate our RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, we use both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. We use ratings assigned by one or more of Moody’s, S&P, Fitch and DBRS. The RBA also takes into account additional factors including the time horizon of the rating (long-term or short-term), the amount of detail available on the underlying asset pool and the seniority of the position.

We use the Internal Assessment Approach (IAA) to manage the credit risk of our exposures relating to ABCP securitizations that are not externally rated.

Under the IAA, we consider all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody’s, S&P, Fitch and DBRS rating agencies. We also use expected loss models and policies to quantify and monitor the level of risk, and facilitate its management. Our IAA process includes our assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage we require for each internal risk rating are consistent with the rating agencies’ published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on our assessment, which must be reviewed at least once per year. Our ratings reflect our assessment of risk of loss, consisting of the combined PD and LGD for each exposure. The ratings scale we use corresponds to the long term ratings scales used by the rating agencies.

Our IAA process is subject to all the key elements and principles of our risk governance structure, and is managed in the same way as outlined in this Credit Risk section.

We use the results of the IAA in all aspects of our credit risk management including performance tracking, control mechanisms and management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Trading Market Risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest and exchange rates, prices, credit spreads, volatilities, and correlations from trading activities.

Non-Trading Market Risk is the risk of loss in financial instruments, the balance sheet or in earnings, or the risk of volatility in earnings from non-trading activities such as asset-liability management or investments, predominantly from interest rate, foreign exchange and equity risks.

We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities. In our trading and investment portfolios, we are active participants in the market, seeking to realize returns for TD through careful management of our positions and inventories. In our non-trading activities, we are exposed to market risk through the everyday banking transactions that our customers execute with us.

We comply with the Basel III market risk requirements as at October 31, 2013 using the Internal Model Method.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 80

MARKET RISK LINKAGE TO THE BALANCE SHEET

The table below provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as Trading Market Risk.

TABLE 60: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)
		As at
		October 31, 2013
				Non-Trading Market
	Balance	Trading	Non-Trading	Risk – primary risk
	Sheet	Market Risk	Market Risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$28,583	$285	$28,298	Interest rate
Trading loans, securities, and other	101,940	98,682	3,258	Interest rate
Derivatives	49,461	44,077	5,384	Equity, foreign exchange, interest rate
Financial assets designated at fair value	6,532	–	6,532	Interest rate
Available-for-sale securities	79,544	–	79,544	Foreign exchange, interest rate
Held-to-maturity securities	29,961	–	29,961	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	64,283	5,331	58,952	Interest rate
Loans	447,777	–	447,777	Interest rate
Customers' liability under acceptances	6,399	–	6,399	Interest rate
Investment in TD Ameritrade	5,300	–	5,300	Equity
Other assets[1]	1,465	–	1,465	Interest rate
Assets not exposed to market risk	40,776	–	–
Total Assets	862,021	148,375	672,870

Liabilities subject to market risk
Trading deposits	50,967	1,531	49,436	Interest rate
Derivatives	49,471	45,655	3,816	Foreign exchange, interest rate
Securitization liabilities at fair value	21,960	10,216	11,744	Interest rate
Other financial liabilities designated at fair value through
profit or loss	12	–	12	Interest rate
Deposits	541,605	–	541,605	Equity, interest rate
Acceptances	6,399	–	6,399	Interest rate
Obligations related to securities sold short	41,829	39,479	2,350	Interest rate
Obligations related to securities sold under repurchase
agreements	34,414	5,825	28,589	Interest rate
Securitization liabilities at amortized cost	25,592	–	25,592	Interest rate
Subordinated notes and debentures	7,982	–	7,982	Interest rate
Liability for preferred shares	27	–	27	Interest rate
Liability for capital trust securities		–	–	Interest rate
Other liabilities[1]	13,044	–	13,044	Interest rate
Liabilities and Equity not exposed to market risk	68,719	–	–
Total Liabilities and equity	$862,021	$102,706	$690,596

		October 31, 2012
Assets subject to market risk
Interest-bearing deposits with banks	$21,692	$199	$21,493	Interest rate
Trading loans, securities, and other	94,531	86,759	7,772	Interest rate
Derivatives	60,919	54,983	5,936	Equity, foreign exchange, interest rate
Financial assets designated at fair value	6,173	–	6,173	Interest rate
Available-for-sale securities	98,576	–	98,576	Foreign exchange, interest rate
Held-to-maturity securities	–	–	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	69,198	9,340	59,858	Interest rate
Loans	411,492	–	411,492	Interest rate
Customers' liability under acceptances	7,223	–	7,223	Interest rate
Investment in TD Ameritrade	5,344	–	5,344	Equity
Other assets[1]	1,418	–	1,418	Interest rate
Assets not exposed to market risk	34,487	–	–
Total Assets	811,053	151,281	625,285

Liabilities subject to market risk
Trading deposits	38,774	1,500	37,274	Interest rate
Derivatives	64,997	60,494	4,503	Foreign exchange, interest rate
Securitization liabilities at fair value	25,324	9,355	15,969	Interest rate
Other financial liabilities designated at fair value through
profit or loss	17	–	17	Interest rate
Deposits	487,754	–	487,754	Equity, interest rate
Acceptances	7,223	–	7,223	Interest rate
Obligations related to securities sold short	33,435	31,079	2,356	Interest rate
Obligations related to securities sold under repurchase
agreements	38,816	10,232	28,584	Interest rate
Securitization liabilities at amortized cost	26,190	–	26,190	Interest rate
Subordinated notes and debentures	11,318	–	11,318	Interest rate
Liability for preferred shares	26	–	26	Interest rate
Liability for capital trust securities	2,224	–	2,224	Interest rate
Other liabilities[1]	12,670	–	12,670	Interest rate
Liabilities and Equity not exposed to market risk	62,285	–	–
Total Liabilities and equity	$811,053	$112,660	$636,108
1	Other assets and liabilities related to retirement benefits, insurance and special purpose entity liabilities.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 81

Market Risk in Trading Activities

The overall objective of TD’s trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. TD must take risk in order to provide effective service in markets where our clients trade. In particular, TD needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients while balancing the risks inherent in its dealing activities.

Who Manages Market Risk in Trading Activities

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Market Risk Control within Risk Management. The Market Risk and Capital Committee meets regularly to conduct a review of the market risk profile and trading results of our trading businesses, recommends changes to risk policies, reviews underwriting inventories, and the usage of capital and assets in Wholesale Banking. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during fiscal 2013.

How we Manage Market Risk in Trading Activities

Market risk plays a key part in the assessment of any trading business strategy. We launch new trading initiatives or expand existing ones only if the risk has been thoroughly assessed and is judged to be within our risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD’s Risk Appetite for trading market risk.

Trading Limits

We set trading limits that are consistent with the approved business strategy for each business and our tolerance for the associated market risk, aligned to TD’s market risk appetite. In setting limits, we take into account market volatility, market liquidity, organizational experience and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional limits, credit spread limits, yield curve shift limits, price, and volatility limits.

Another primary measure of trading limits is VaR, which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. TD values the current portfolio using the market price and rate changes (for equity, interest rate, foreign exchange, credit, and commodity products) of the most recent 259 trading days. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A 1 day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio, using Monte Carlo simulation. The IDSR model is based on the historical behaviour of 5-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a 10 day holding period.

The graph below discloses daily one-day VaR usage and trading-related revenue (TEB) within Wholesale Banking. Trading-related revenue is the total of trading revenue reported in other income and the net interest income on trading positions reported in net interest income, and is reported on a taxable equivalent basis. For the year ending October 31, 2013, there were 21 days of trading losses and trading-related income was positive for 92% of the trading days. Losses in the year did not exceed VaR on any trading day.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 82

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

We continuously improve our VaR methodologies and incorporate new risk measures in line with market conventions, industry best practices and regulatory requirements.

To mitigate some of the shortcomings of VaR we use additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge, Stress testing framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, TD also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the last quarter of fiscal 2013, Stressed VaR was calculated using the one-year period that began on February 1st, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The incremental risk charge (IRC) is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TABLE 61: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)
	2013				2012
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$3.2	$9.7	$19.2	$2.9	$8.5	$8.6	$18.5	$5.3
Credit spread risk	6.0	6.0	10.9	2.4	2.5	7.4	14.7	2.2
Equity risk	2.5	3.6	8.8	1.8	3.2	3.5	6.2	1.6
Foreign exchange risk	1.7	1.4	5.8	0.3	1.1	2.3	7.4	0.4
Commodity risk	0.5	0.9	2.3	0.4	1.6	1.0	2.4	0.5
Idiosyncratic debt specific risk	14.2	16.5	23.6	11.3	15.2	23.7	39.4	13.9
Diversification effect[1]	(12.8)	(18.8)	n/m2	n/m2	(15.5)	(20.4)	n/m2	n/m2
Total Value-at-Risk	$15.3	$19.3	$26.9	$13.7	$16.6	$26.1	$41.1	$14.8
Stressed Value-at-Risk (one day)	$27.6	$32.0	$44.3	$22.4	$28.4	$47.7	$77.6	$26.0
Incremental Risk Capital Charge (one year)	$185.6	$267.9	$369.6	$177.6	$247.8	$273.3	$387.6	$178.3
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR and Stressed VaR decreased compared with the prior year by $6.8 million and $15.7 million, respectively, with the largest contributor being a decrease in idiosyncratic debt specific risk, which was primarily driven by improvements in the quality of data underlying the model. Average IRC was relatively flat compared with the prior year, but has fluctuated during the year due to position changes.

Validation of VaR Model

TD uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

TD’s trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events we have modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, and the credit crisis of fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

We are also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in our remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 83

Asset/Liability Management

Asset/liability management deals with managing the market risks of our traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset/Liability Management

The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head Insurance, Credit Cards and Enterprise Strategy, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

How We Manage our Asset and Liability Positions

When TD products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business segments engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net interest income contribution from our asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:

•	Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios.
•	Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers.
•	Developing and implementing strategies to stabilize net interest income from all retail banking products.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.

Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on the Bank. Two measures that are used are Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in net interest income over the next 12 months for an immediate and sustained 100 bps unfavourable interest rate shock. EaR measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next 12-month period and reflects how TD’s net interest income will change over that period as a result of the interest rate shock. EVaR is defined as the difference between the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and EaR exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rate does not become negative.

The model used to calculate EaR and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy or management actions in response to changes in market conditions.

TD’s policy sets overall limits on EVaR and EaR which are linked to capital and net interest income, respectively. These Board limits are set consistent with TD’s enterprise risk appetite and are periodically reviewed and approved by the Risk Committee of the Board. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits (if any) are escalated to both the ALCO and the Risk Committee of the Board.

In addition to Board policy limits, book-level risk limits are set for TBSM’s management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for EaR and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits (if any) are escalated to the ALCO in a timely manner.

We regularly perform valuations of all asset and liability positions, as well as off-balance sheet exposures. Our objective is to stabilize interest income over time through disciplined asset/liability matching.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. We project future cash flows by looking at the impact of:

•	A target interest sensitivity profile for our core deposit portfolio.
•	Our targeted investment profile on our net equity position.
•	Liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk.

•	Rate Commitments: We model our exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers’ propensity to fund and their preference for fixed or floating rate mortgage products is influenced by factors such as market mortgage rates, house prices and seasonality.
•	Asset Prepayment: We model our exposure to written options embedded in other products, such as the rights to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by non-market incentives such as mortgage age, house prices and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 84

•	Non Maturity Liabilities: We model our exposure to non-maturity liabilities such as core deposits by assessing interest rate elasticity and balance permanence using historical data and business judgement. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements and changes to customer liquidity preferences.

To manage product option exposures we purchase options or use a dynamic hedging process designed to replicate the payoff of a purchased option. We also model the margin compression that would be caused by declining interest rates on certain rate sensitive demand deposit accounts.

Other market risks monitored on a regular basis include:

•	Basis Risk: The Bank is exposed to risks related to various market indices.
•	Equity Risk: The Bank is exposed to equity risk through its equity-linked GIC product offering. The exposure is managed by purchasing options to replicate the equity payoff.

The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale investments and funding instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2013, an immediate and sustained 100 basis point increase in interest rates would have decreased the economic value of shareholders’ equity by $31 million (October 31, 2012 – $161.8 million) after tax. An immediate and sustained 100 bps decrease in Canadian interest rates and a 25 bps decrease in U.S. interest rates would have reduced the economic value of shareholders’ equity by $9.4 million (October 31, 2012 – $ 80.5 million) after tax.

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 62: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)
	October 31, 2013		October 31, 2012
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$9.5	$(1.3)	$(14.5)	$(70.1)
U.S. dollar[1]	(40.5)	(8.1)	(147.3)	(10.4)
	$(31.0)	$(9.4)	$(161.8)	$(80.5)
1	EVaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

For the EaR measure (not shown on the graph), a 100 basis point increase in interest rates on October 31, 2013 would have increased pre-tax net interest income by $562.0 million (October 31, 2012 – $225.1 million increase) in the next 12 months. A 100 basis point decrease in interest rates on October 31, 2013 would have decreased pre-tax net interest income by $372.5 million (October 31, 2012 – $187.9 million decrease) in the next 12 months. Over the last year, the reported EaR exposures have grown due to an increasing portion of permanent non-rate sensitive deposits being invested in a shorter term maturity profile. This is consistent with net interest income management strategies overseen by ALCO. Reported EaR remains consistent with the Bank’s risk appetite and within established Board limits.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 85

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where TD has material exposure.

TABLE 63: SENSITIVITY OF PRE-TAX EARNINGS AT RISK BY CURRENCY
(millions of Canadian dollars)
	October 31, 2013		October 31, 2012
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$309.1	$(309.1)	$171.8	$(171.8)
U.S. dollar[1]	252.9	(63.4)	53.3	(16.1)
	$562.0	$(372.5)	$225.1	$(187.9)
1	EaR sensitivity has been measured using a 25 bps rate decline for U.S. interest rates, corresponding to an interest rate environment that is floored at zero percent.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to non-trading foreign exchange risk from our investments in foreign operations. When our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net interest income and shareholders’ equity, and also our capital ratios. Our objective is to minimize these impacts.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (i) to generate a targeted credit of funds to deposits in excess of lending; (ii) to provide a sufficient margin of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (iii) to provide eligible securities to meet collateral requirements and cash management operations; and (iv) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, funding opportunities and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for TD’s own portfolio.

WHY margins on average earning assets FLUCTUATE OVER TIME

As explained above, the objective of our approach to asset/liability management is to lock in margins on fixed-rate loans and deposits as they are booked. It also offsets the impact of an instantaneous interest-rate shock on the amount of net interest income to be earned over time as a result of cash flow mismatches and the exercise of embedded options. Despite this approach, however, the margin on average earning assets is subject to change over time for the following reasons:

•	Margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the existing portfolio margin.
•	The weighted-average margin on average earning assets will shift as the mix of business changes.
•	Changes in the prime Bankers’ Acceptances (BA) basis and the lag in changing product prices in response to changes in wholesale rates may have an impact on margins earned.

The general level of interest rates will affect the return we generate on our modeled maturity profile for core deposits and the investment profile for our net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

Our approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

We use simulation modeling of net interest income to assess the level and changes in net interest income to be earned over time under various interest rate scenarios.

The model also includes the impact of projected product volume growth, new margin and product mix assumptions.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 86

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems or from human activities or from external events.

Operating a complex financial institution exposes our businesses to a broad range of operational risks, including failed transaction processing and documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm or regulatory censure and penalties.

Operational risk is embedded in all our business activities including the practices for managing other risks such as credit, market and liquidity risk. We must mitigate and manage operational risk so that we can create and sustain shareholder value, successfully execute our business strategies, operate efficiently and provide reliable, secure and convenient access to financial services. We maintain a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Under Basel, we use the Standardized Approach to operational risk regulatory capital. Work is underway to build upon TD’s operational risk management framework to meet the requirements of the Advanced Measurement Approach for operational risk, and to proceed towards implementation.

Who Manages Operational Risk

Operational Risk Management is an independent function that designs and maintains TD’s overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies and practices to identify, assess, report, mitigate and control operational risk. Risk Management ensures that there is appropriate monitoring and reporting of our operational risk exposures to senior management through the Operational Risk Oversight Committee, the ERMC and the Risk Committee of the Board.

We also maintain program groups who oversee specific enterprise wide operational risk policies that require dedicated mitigation and control activities. These policies govern the activities of the Corporate functions responsible for the management and appropriate oversight over business continuity, supplier risk management, financial crime risk management, project change management, technology risk management, and information security.

The senior management of individual business units is responsible for the day-to-day management of operational risk following our established operational risk management policies. Within each business segment and corporate area, an independent risk management function uses the elements of the operational risk management framework according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of TD.

How We Manage Operational Risk

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes risk appetite, policies, processes as well as limits and governance. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD’s risk appetite for operational risk. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership and effective oversight of each business unit’s and each corporate area’s operational risk exposures. In addition, the expectations of the Risk Committee of the Board and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal control is one of the primary lines of defence in safeguarding our employees, customers, assets and information, and in preventing and detecting errors and fraud. Annually, management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that risk management and internal controls are effective, appropriate and compliant with our policies.

Operational Risk Event Monitoring

In order to reduce our exposure to future loss, it is critical that we remain aware of and respond to our own and industry operational risks. Our policies and processes require that operational risk events be identified, tracked and reported to the appropriate level of management to ensure that we analyze and manage such risks appropriately and take suitable corrective and preventative action. We also review, analyze and benchmark TD against industry operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the status of risk throughout the Bank to report to the senior business management and the Risk Committee of the Board. Operational risk measures are systematically tracked, assessed and reported to ensure management accountability and attention are maintained over current and emerging issues.

Insurance

To provide the Bank with additional protection from loss, Risk Management actively manages a comprehensive portfolio of business insurance and other risk mitigating arrangements. The type and level of insurance coverage is continually assessed to ensure that both our tolerance for risk and statutory requirements are met. This includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer our risk to third parties where appropriate. In transferring risk through insurance, the Bank transacts with external insurers that satisfy the Bank’s minimum financial rating requirements.

Technology and Information

Virtually all aspects of our business and operations use technology and information to create and support new markets, competitive products and delivery channels, and other business developments. The key risks are associated with the operational availability, integrity, confidentiality, and security of our information, systems and infrastructure. These risks are actively managed through enterprise-wide technology risk and information security management programs using industry best practices and our operational risk management framework. These programs include robust threat and vulnerability assessments, as well as security and disciplined change management practices.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 87

Business Continuity Management

During incidents that could disrupt our business and operations, Business Continuity Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. Our robust enterprise-wide business continuity management program includes formal crisis management protocols and continuity strategies. All areas of TD are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Supplier Management

A third party supplier/vendor is an entity whose business is to supply a particular service or commodity. The benefits of leveraging third parties include access to leading technology, specialized expertise, economies of scale and operational efficiencies. While these relationships bring benefits to our businesses and customers, we also need to manage and minimize any risks related to the activity. We do this through an enterprise-level third-party risk management program that guides third-party activities and ensures the level of risk management and senior management oversight is appropriate to the size, risk and importance of the third-party arrangement.

Project Management

We have established a disciplined approach to project management across the enterprise coordinated by our Enterprise Project Management Office (EPMO). This approach involves senior management governance and oversight of TD’s project portfolio and leverages leading industry practices to guide TD’s use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime

Detecting fraud and other forms of financial crime are very important to the Bank. To do this we maintain extensive security systems, protocols and practices to detect and mitigate financial crimes against the Bank.

Model Risk Management

The Bank views Model Risk as the risk of the misspecification or misuse of models for pricing, risk management, credit scoring and for determining economic and regulatory capital resulting in adverse consequences such as financial loss or incorrect business and strategic decisions. The Bank manages this risk in accordance with management approved model risk policies and supervisory guidance which captures the entire life cycle of a model starting from proof of concept, development, initial and ongoing validation, model implementation, usage and ongoing performance monitoring. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s model risk policy.

Business segments identify the need for a new model and are responsible for developing and documenting that model according to Bank policy and regulatory standards. During model development all controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank’s model risk policy and to ensure there is no inappropriate practices/use.

Risk Management owns and maintains a centralized model inventory and provides oversight of all models defined in the Bank’s model risk policy and is responsible for formal model validation and approval of new models before implementation and existing models on a pre-determined schedule depending on regulatory requirements and materiality. The validation process varies in rigour, depending on the model type and use but generally includes:

•	Assessment of the conceptual soundness of model methodologies and underlying assumptions;
•	Assessment of model risk associated with a model based on complexity and materiality;
•	Assessment of model sensitivity to model assumptions and changes in data inputs including stress testing;
•	Identification of limitations, proposal of model risk mitigation mechanisms, and in the case of ongoing validation, assurance that model performance and limitations are adequately monitored; and
•	Regular oversight and periodic model reviews.

When appropriate, initial validation includes a benchmarking exercise which may include the building of an independent model based on a similar or alternative validation approach. The results of the benchmark model are compared to the model being assessed. Comparable performance further confirms the appropriateness of the model’s methodology and its implementation.

At the conclusion of the validation process, a model will either be approved for use, or should a model fail validation, require redevelopment or other courses of action. Models identified as obsolete, or no longer appropriate for use through changes in industry practices, the business environment, or Bank strategies are subject to decommissioning. Model decommissioning responsibilities are shared between business owners and Risk Management. To effectively mitigate model risk in this phase, implementation of Risk Management approved interim risk mitigation mechanisms is required before the model can be decommissioned or replaced.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 88

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size and/or frequency of claims (for example, catastrophic risk), mortality, morbidity, longevity, policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. We are exposed to insurance risk in our property and casualty insurance business, life and health insurance business and reinsurance business.

Who Manages Insurance Risk

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the Chief Risk Officer for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian Insurance company subsidiaries. The Insurance company subsidiaries also have their own Boards of Directors, as well as independent external appointed actuaries who provide additional risk management oversight.

How We Manage Insurance Risk

The Bank’s risk governance practices ensure strong independent oversight and control of risk within the Insurance business. The Risk Committee for the Insurance business provides critical oversight of the risk management activities within the business. The Insurance Risk Management Framework outlines the internal risk and control structure to manage insurance risk and includes risk appetite, policies, processes as well as limits and governance. The Insurance Risk Management Framework is maintained by Risk Management and supports alignment with TD’s risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. TD engages in establishing reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management’s best estimate for future claim payments. As such, TD regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated.

Sound product design is an essential element of managing risk. TD’s exposure to insurance risk is generally short term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained and compliance with such policies is monitored by the Risk Committee for the Insurance business.

Automobile insurance is provincially legislated and as such, policyholder benefits may differ between provinces. There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentrations is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration risk is also mitigated through the purchase of reinsurance.

Strategies are in place to manage the risk to our reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 89

Liquidity Risk

Liquidity risk is the risk that TD will be unable to meet a demand for cash, or fund its obligations, as they come due. Demand for cash can arise from deposit withdrawals, debt maturities, utilization of commitments to provide credit or liquidity support and/or the need to pledge additional collateral.

As a financial organization, we must ensure that we have continued access to sufficient and appropriate funding to cover our financial obligations as they come due, and to sustain and grow our businesses under normal and stress conditions. In the event of a funding disruption, we need to be able to continue operating without the requirement to sell non-marketable assets and/or significantly altering our business strategy. The process that ensures adequate access to funding, availability of liquid assets and/or collateral under both normal and stress conditions is known as liquidity risk management.

TD’s LIQUIDITY RISK APPETITE

Liquidity risk has the potential to place TD in a highly vulnerable position because, in the event that we cannot (or are perceived as not being able to) meet our funding commitments and/or requirements, we would cease to operate as a going concern. Accordingly, TD maintains a sound and prudent approach to managing our potential exposure to liquidity risk, including targeting a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a 365-day survival horizon under a pro-longed bank-specific stress scenario that impacts the Bank’s access to unsecured wholesale funding. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk.

Liquidity Risk Management Responsibility

ALCO oversee our liquidity risk management program. It ensures there is an effective management structure in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO, comprised of senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors our liquidity risks. The GLF recommends actions to the ALCO to maintain our liquidity positions within limits under normal and stress conditions.

The following treasury areas are responsible for measuring, monitoring and managing liquidity risks for major business segments:

•	TBSM is responsible for maintaining the Global Liquidity and Asset Pledging Policy (GLAP) and associated limits, standards and processes to ensure that consistent and efficient liquidity management approaches are applied across all of our operations. TBSM also manages and reports the combined Canadian Retail (including domestic wealth businesses); Corporate segment and Wholesale Banking liquidity positions.
•	U.S. TBSM is responsible for managing the liquidity position for U.S. Retail operations.
•	Other regional treasury-related operations, including those within our insurance, foreign branches and/or subsidiaries are responsible for managing their liquidity risk and positions.
•	Management overseeing liquidity at the regional level policies and liquidity risk management programs that are consistent with the GLAP and are necessary to address local business conditions and/or regulatory requirements.
•	GLAP and regional policies are subject to review by the GLF and approval by the ALCO.
•	The Risk Committee of the Board frequently reviews reporting of our enterprise liquidity position and approves Liquidity Risk Management Framework and Board Policies annually.

How We Manage Liquidity Risk

Our overall liquidity requirement is defined as the amount of liquid assets we need to hold to cover expected future cash flow requirements, and prudent reserve against potential cash outflows in the event of a capital markets disruption or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.

To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a conservative “Severe Combined Stress” scenario that models potential liquidity requirements and asset marketability during a crisis that has been triggered in the markets specifically with respect to a lack of confidence in our ability to meet obligations as they come due. We also assume loss of access to all forms of external unsecured funding during the 90-day survival period.

In addition to this bank-specific event, the “Severe Combined Stress” scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of both short- and long-term funding for all institutions, a significant increase in our cost of funds and a significant decrease in the marketability of assets. We also calculate “required liquidity” for this scenario related to the following conditions:

•	100% of all maturing unsecured wholesale and secured funding coming due;
•	Accelerated attrition or “run-off” of retail deposit balances;
•	Increased utilization of available credit facilities to personal, commercial and corporate lending customers;
•	Increased collateral requirements associated with downgrades in TD’s credit rating and adverse movement in reference rates for all derivative contracts; and
•	Coverage of maturities related to Bank-sponsored funding programs, such as the bankers’ acceptances we issue on behalf of clients and short-term revolving asset-backed commercial paper (ABCP) channels.

TD’s liquidity policy stipulates that we must maintain sufficient “available liquidity” to cover “required liquidity” at all times throughout the “Severe Combined Stress” scenario. The liquid assets we include as “available liquidity” must be currently marketable, of sufficient credit quality and available-for-sale and/or pledging to be considered readily convertible into cash over the 90-day survival horizon. Liquid assets that we consider when determining the Bank’s “available liquidity” are summarized in the following table, which does not include assets held within TD’s insurance businesses as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements:

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 90

TABLE 64: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(billions of Canadian dollars, except as noted)
		As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions	liquid assets		liquid assets	liquid assets
		October 31, 2013
Canadian government obligations	$16.7	$27.3	$44.0	13%	$25.3	$18.7
NHA MBS	42.6	0.6	43.2	13	7.9	35.3
Provincial government obligations	4.3	5.4	9.7	3	5.9	3.8
Corporate issuer obligations	6.5	4.0	10.5	3	0.6	9.9
Equities	20.1	3.0	23.1	7	4.8	18.3
Other marketable securities and/or loans	2.8	0.2	3.0	1	0.3	2.7
Total Canadian dollar-denominated	$93.0	$40.5	$133.5	40%	$44.8	$88.7
Cash and due from Banks	20.6	–	20.6	6	0.5	20.1
U.S. government obligations	1.7	28.6	30.3	9	28.6	1.7
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	26.0	4.9	30.9	9	7.7	23.2
Other sovereign obligations	27.4	23.8	51.2	16	3.1	48.1
Corporate issuer obligations	41.7	2.6	44.3	13	5.1	39.2
Equities	8.0	1.7	9.7	3	0.8	8.9
Other marketable securities and/or loans	6.0	5.5	11.5	4	5.8	5.7
Total non-Canadian dollar-denominated	$131.4	$67.1	$198.5	60%	$51.6	$146.9
Total	$224.4	$107.6	$332.0	100%	$96.4	$235.6

		October 31, 2012
Canadian government obligations	$17.9	$25.1	$43.0	14%	$23.9	$19.1
NHA MBS	31.3	1.3	32.6	11	6.3	26.3
Provincial government obligations	3.8	4.0	7.8	3	4.1	3.7
Corporate issuer obligations	5.2	3.1	8.3	3	0.8	7.5
Equities	21.7	4.1	25.8	9	4.3	21.5
Other marketable securities and/or loans	2.8	0.1	2.9	1	–	2.9
Total Canadian dollar-denominated	$82.7	$37.7	$120.4	41%	$39.4	$81.0
Cash and due from Banks	11.4	–	11.4	3	–	11.4
U.S. government obligations	4.3	24.2	28.5	9	26.3	2.2
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	30.4	2.7	33.1	11	7.1	26.0
Other sovereign obligations	24.7	24.8	49.5	16	1.8	47.7
Corporate issuer obligations	32.8	2.6	35.4	12	2.9	32.5
Equities	3.7	1.8	5.5	2	1.1	4.4
Other marketable securities and/or loans	8.1	9.3	17.4	6	10.3	7.1
Total non-Canadian dollar-denominated	$115.4	$65.4	$180.8	59%	$49.5	$131.3
Total	$198.1	$103.1	$301.2	100%	$88.9	$212.3
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase transactions.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the table below:

TABLE 65: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)
		As at
	October 31	October 31
	2013	2012
The Toronto-Dominion Bank (Parent)	$57.7	$56.9
Major bank subsidiaries	142.9	120.2
Bank foreign branches	34.6	34.8
Other subsidiaries	0.4	0.4
Total	$235.6	$212.3

TD’s monthly average liquid assets for the year ended October 31, 2013 are summarized in the table below:

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 91

TABLE 66: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)
		Average for the year ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		October 31, 2013
Canadian government obligations	$15.0	$28.8	$43.8	14%	$23.8	$20.0
NHA MBS	39.8	0.5	40.3	12	7.8	32.5
Provincial government obligations	4.0	5.6	9.6	3	5.4	4.2
Corporate issuer obligations	6.6	3.5	10.1	3	0.6	9.5
Equities	21.4	4.0	25.4	8	5.3	20.1
Other marketable securities and/or loans	1.6	0.2	1.8	1	0.3	1.5
Total Canadian dollar-denominated	$88.4	$42.6	$131.0	41%	$43.2	$87.8
Cash and due from Banks	19.0	–	19.0	6	0.1	18.9
U.S. government obligations	3.0	28.6	31.6	10	29.9	1.7
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	25.7	5.2	30.9	10	7.8	23.1
Other sovereign obligations	25.2	20.9	46.1	14	2.5	43.6
Corporate issuer obligations	37.0	2.4	39.4	12	4.9	34.5
Equities	5.3	1.8	7.1	2	1.1	6.0
Other marketable securities and/or loans	7.5	8.0	15.5	5	8.2	7.3
Total non-Canadian dollar-denominated	$122.7	$66.9	$189.6	59%	$54.5	$135.1
Total	$211.1	$109.5	$320.6	100%	$97.7	$222.9
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase transactions.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in following table:

TABLE 67: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)
Average for the year ended
October 31, 2013
The Toronto-Dominion Bank (Parent)	$60.0
Major bank subsidiaries	131.0
Bank foreign branches	31.5
Other subsidiaries	0.4
Total	$222.9

Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depth for each asset class, settlement timing and/or other identified impediments to potential sale or pledging. In addition, the fair market value of securities will fluctuate based on changes in prevailing interest rates, credit spreads and/or market demand. Where appropriate, we apply a downward adjustment to current market value reflective of expected market conditions and investor requirements during the “Severe Combined Stress” scenario. Overall, we expect the reduction in current market value to be relatively low given the underlying high credit quality and demonstrated liquidity of our liquid asset portfolio. “Available liquidity” also includes our estimated borrowing capacity through the Federal Home Loan Bank (FHLB) System in the U.S.

TD has access to the Bank of Canada’s emergency lending assistance program, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities. TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

Our surplus liquid-asset position for each business segment is calculated by deducting “required liquidity” from “available liquidity”. TD does not consolidate the surplus liquidity of U.S. Retail with the positions of other segments due to investment restrictions imposed by the U.S. Federal Reserve of funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in certain wealth and insurance subsidiaries are not included in the liquidity position calculation for Canadian Retail due to regulatory investment restrictions.

TD also maintains foreign branches in key global centres such as New York, London and Singapore to support Wholesale Banking activities. The Parent company routinely provides a guarantee of liquidity support to all of its foreign branches and consolidated subsidiaries.

The ongoing measurement of business segment liquidity in accordance with stress scenario related limits ensures there will be sufficient sources of cash in a liquidity stress event. Additional stress scenarios are also used to evaluate the potential range of “required liquidity” levels that the Bank could encounter. We have liquidity contingency funding plans (CFP) in place for each major business segment and local jurisdiction to document liquidity management actions and governance in relation to stress events. CFP documentation is an integral component of the Bank’s overall liquidity risk management program.

Credit ratings are important to our borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs and reduce access to capital markets, and could also affect our ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 92

TABLE 68: CREDIT RATINGS
October 31, 2013[1]
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook
Moody’s	P–1	Aa1	Stable
S&P	A–1+	AA–	Stable
Fitch	F1+	AA–	Stable
DBRS	R–1 (high)	AA	Stable
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of TD’s credit rating. We routinely hold liquid assets to ensure we are able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in our senior long-term credit ratings. Severe downgrades could have an impact on “required liquidity” by requiring the Bank to post additional collateral for the benefit of our trading counterparties. The table below presents the additional collateral payments that could have been called at the reporting date in the event of one, two and three-notch downgrades of our credit ratings.

TABLE 69: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES[1]
(billions of Canadian dollars)
	Average for the year ended
	October 31	October 31
	2013	2012
One-notch downgrade	$0.4	$0.6
Two-notch downgrade	0.7	1.5
Three-notch downgrade	0.9	1.7
1	Comparative amounts have been restated to conform with the presentation adopted in the current year.

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets is presented below as they are represented on the Bank’s Consolidated Balance Sheet:

TABLE 70: ON BALANCE SHEET ENCUMBERED AND UNENCUMBERED ASSETS
(billions of Canadian dollars)
	As at
	October 31, 2013

	Encumbered[1]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	Assets as a %
	Collateral[2]	Other[3]	Collateral[4]	Other[5]	Assets	of Total Assets
Cash and due from banks	$–	$–	$–	$3.6	$3.6	–%
Interest-bearing deposits with banks	2.0	1.5	21.6	3.5	28.6	0.4
Securities, trading loans, and other[6]	39.7	25.6	139.2	13.4	217.9	7.6
Derivatives	–	–	–	49.5	49.5	–
Securities purchased under reverse
repurchase agreements	–	–	–	64.3	64.3	–
Loans, net of allowance for loan losses	15.1	55.1	67.0	307.7	444.9	8.1
Customers’ liability under acceptances	–	–	–	6.4	6.4	–
Investment in TD Ameritrade	–	–	–	5.3	5.3	–
Goodwill	–	–	–	13.3	13.3	–
Other intangibles	–	–	–	2.5	2.5	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	4.6	4.6	–
Current income tax receivable	–	–	–	0.6	0.6	–
Deferred tax assets	–	–	–	1.8	1.8	–
Other assets	–	–	–	18.7	18.7	–
Total	$56.8	$82.2	$227.8	$495.2	$862.0	16.1%
1	Asset encumbrance has been analysed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
2	Represents assets on the Bank’s Consolidated Balance Sheet that have been posted externally to support the Bank’s liabilities and day-to-day operations including securities related to repurchase agreements, securities lending, clearing and payment systems and assets pledged for derivative transactions. Also includes assets that have been pledged supporting FHLB activity.
3	Assets on the Bank’s Consolidated Balance Sheet supporting TD Bank funding activities, assets pledged against securitization liabilities, assets held by consolidated securitization vehicles or in pools for covered bond issuance, and assets covering short sales.
4	Assets on the Bank’s Consolidated Balance Sheet that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
5	Assets on the Bank’s Consolidated Balance Sheet that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).
6	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities and held-to-maturity securities.

Refer to Note 29 of the Consolidated Financial Statements “Pledged Assets and Collateral” discussion for details on financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 93

FUNDING

TD has access to a wide variety of short- and long-term unsecured and secured funding sources including securitization channels that it uses to meet operational requirements. TD’s funding activities are conducted in accordance with the GLAP Policy that requires, among other things, assets be funded to the appropriate term.

Our primary approach to managing funding activities is to maximize the use of deposits raised through retail and business banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth and TD Ameritrade sweep deposits (collectively P&C deposits) that make up over 70% of total funding. Over 60%of these deposits are insured under various insurance deposit regimes, including the Canada Deposit Insurance Corporation (CDIC) and the Federal Deposit Insurance Corporation. The amount of stable long-term funding provided by demand or non-specific maturity P&C deposits is determined based on demonstrated balance permanence under the “Severe Combined Stress” scenario.

TABLE 71: SUMMARY OF DEPOSIT FUNDING[1]
(billions of Canadian dollars)
	2013	2012
P&C deposits – Canadian Retail (including domestic wealth businesses)	$260.5	$247.9
P&C deposits – U.S. Retail	200.0	172.4
Other deposits	2.0	2.6
Total	$462.5	$422.9
1	Comparative amounts have been restated to conform with the presentation adopted in the current year.

The Bank maintains an active external funding program to provide access to diversified funding sources, including asset securitization, covered bonds and unsecured wholesale debt. Our wholesale funding is diversified geographically, by currency and by distribution network. The Bank maintains depositor concentration limits against short-term wholesale deposits in effort not to excessively depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in effort to mitigate exposures to refinancing risk and asset liquidity risk during a stress event. Responsibility for our funding activities is as follows:

•	TBSM is responsible for meeting all TD long-term funding needs related to mortgage or loan growth, corporate investments and subsidiary capital requirements.
•	Wholesale Banking is responsible for meeting short-term funding and liquidity requirements relating to Wholesale Banking activities.
•	ALCO reviews new external funding programs and strategies in conjunction with its regular review of TD’s funding plan.

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. Some liabilities are not considered wholesale funding as they may be raised primarily for capital management purposes (for example, subordinated debt) or to facilitate client business (for example, deposits with the Bank). The following table represents the various sources of funding obtained as at October 31, 2013 and October 31, 2012, respectively:

TABLE 72: WHOLESALE FUNDING
(millions of Canadian dollars)
	As at
						October 31		October 31
							2013	2012
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Certificates of Deposit	$14,940	$16,182	$18,248	$6,717	$52	$–	$56,139	$42,616
Commercial Paper	4,147	2,829	925	291	–	–	8,192	5,289
Bearer Deposit Note	388	54	1,571	614	–	–	2,627	2,494
Senior Unsecured Medium Term Notes	1,303	–	–	1,296	6,103	14,588	23,290	17,832
Covered Bonds	–	–	–	2,085	2,084	6,273	10,442	10,012
NHA MBS	1,937	2,902	3,348	7,936	5,444	25,985	47,552	51,214
Term Asset Backed Securities	360	–	–	302	–	1,000	1,662	1,535
Total	$23,075	$21,967	$24,092	$19,241	$13,683	$47,846	$149,904	$130,992

Of which:
Secured	$2,297	$2,902	$3,348	$10,323	$7,528	$33,258	$59,656	$62,761
Unsecured	20,778	19,065	20,744	8,918	6,155	14,588	90,248	68,231
Total	$23,075	$21,967	$24,092	$19,241	$13,683	$47,846	$149,904	$130,992

We use residential real estate-secured securitization programs as a primary source of funding. Excluding Wholesale Banking mortgage aggregation business, our total 2013 mortgage-backed securities issuance was $6.3 billion (2012 – $6.7 billion), and other real-estate secured issuance using asset-backed securities was $1.0 billion (2012 – nil). We continued to expand our long-term funding base by issuing $13.4 billion of unsecured medium-term notes (2012 – $2.0 billion) in various currencies and markets however did not issue covered bonds during the year ended October 31, 2013 (2012 – $3.0 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued a final framework document outlining two new liquidity standards in addition to supplemental reporting metrics applicable to all internationally active banks. The document prescribes the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as minimum regulatory standards effective January 1, 2015 and January 1, 2018 respectively. In January 2013, the BCBS released its final rules for the LCR. BCBS continues to assess NSFR guidelines, with planned implementation effective 2018. TD continues to evaluate the implications of these requirements and develop strategies to align its liquidity risk management framework with the regulatory standards.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 94

MATURITY ANALYSIS OF ASSETS, LIABILITIES AND OFF-bALANCE SHEET COMMITMENTS

Table 73 summarizes on- and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on TD’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict TD’s asset/liability matching or exposure to interest rate risk. The maturity analysis also differs from how the Bank evaluates the exposure it may have to liquidity risk and its associated funding needs. TD ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability (that is, we do not fund illiquid long-term assets with short-term maturity borrowings). TD utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. TD also funds the stable balance of non-specific maturity revolving line of credit balances with long-term funding sources. We conduct long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay and pre-redeem. TD targets terms-to-maturity for new funding to match as closely as possible the resultant expected maturity profile of its balance sheet. We also raise shorter-term unsecured wholesale deposits to fund trading assets based on our internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 95

TABLE 73: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)
									As at
								October 31, 2013
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,581	$–	$–	$–	$–	$–	$–	$–	$–	$3,581
Interest-bearing deposits with banks	22,539	402	350	214	138	–	–	–	4,940	28,583
Trading loans, securities, and other[1]	2,087	4,113	2,844	2,919	3,185	7,089	18,528	12,028	49,147	101,940
Derivatives	5,658	2,588	1,887	1,543	1,379	6,801	14,832	14,773	–	49,461
Financial assets designated at fair value through
profit or loss	180	636	539	911	739	2,132	527	693	175	6,532
Available-for-sale securities	3,470	4,284	4,373	1,097	1,851	5,873	22,725	34,033	1,838	79,544
Held-to-maturity securities	293	831	862	548	412	2,825	11,804	12,386	–	29,961
Securities purchased under reverse repurchase agreements	33,159	16,337	7,290	5,171	2,013	260	53	–	–	64,283
Loans
Residential mortgages	1,194	1,842	4,552	7,725	6,219	31,175	108,098	25,015	–	185,820
Consumer instalment and other personal	1,014	1,376	2,147	2,375	2,700	10,460	28,099	8,895	62,126	119,192
Credit card	–	–	–	–	–	–	–	–	22,222	22,222
Business and government	17,832	3,886	3,340	4,382	3,090	8,059	31,745	32,682	11,783	116,799
Debt securities classified as loans	–	–	635	41	–	307	893	1,868	–	3,744
Total loans	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	96,131	447,777
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,855)	(2,855)
Loans, net of allowance for loan losses	20,040	7,104	10,674	14,523	12,009	50,001	168,835	68,460	93,276	444,922
Customers’ liability under acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,300	5,300
Goodwill[2]	–	–	–	–	–	–	–	–	13,293	13,293
Other intangibles[2]	–	–	–	–	–	–	–	–	2,493	2,493
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,635	4,635
Current income tax receivable	–	–	–	–	583	–	–	–	–	583
Deferred tax assets	–	–	–	–	–	–	–	–	1,800	1,800
Other assets	10,808	300	123	109	190	416	1,100	1,122	4,543	18,711
Total assets	$106,742	$37,976	$29,033	$27,035	$22,499	$75,397	$238,404	$143,495	$181,440	$862,021
Liabilities
Trading deposits	$9,991	$14,000	$18,430	$5,562	$1,609	$156	$807	$412	$–	$50,967
Derivatives	5,430	2,719	2,425	1,938	1,627	6,868	13,648	14,816	–	49,471
Securitization liabilities at fair value	1,896	2,385	2,619	3,529	2,401	1,962	4,662	2,506	–	21,960
Other financial liabilities designated at fair value through
profit or loss	2	4	1	1	1	3	–	–	–	12
Deposits[3,4]
Personal	5,288	8,461	9,116	6,778	6,366	9,180	12,666	150	261,463	319,468
Banks	9,412	3,056	355	255	37	14	25	27	3,968	17,149
Business and government	22,931	13,167	4,058	2,825	3,181	8,824	21,844	1,860	126,298	204,988
Total deposits	37,631	24,684	13,529	9,858	9,584	18,018	34,535	2,037	391,729	541,605
Acceptances	4,927	1,381	91	–	–	–	–	–	–	6,399
Obligations related to securities sold short[1]	689	605	1,481	156	777	2,603	9,649	8,526	17,343	41,829
Obligations related to securities sold under repurchase
agreements	27,990	4,201	775	679	682	73	14	–	–	34,414
Securitization liabilities at amortized cost	40	517	730	578	1,428	3,482	15,794	3,023	–	25,592
Provisions	6	23	21	7	41	3	3	29	563	696
Current income tax payable	–	–	–	–	137	–	–	–	–	137
Deferred tax liabilities	–	–	–	–	–	–	–	–	321	321
Other liabilities	13,048	3,547	1,209	536	993	1,053	2,874	901	5,065	29,226
Subordinated notes and debentures	–	–	–	–	149	–	–	7,833	–	7,982
Liability for preferred shares	–	–	–	–	–	–	–	27	–	27
Liability for capital trust securities	–	–	–	–	–	–	–	–	–	–
Equity	–	–	–	–	–	–	–	–	51,383	51,383
Total liabilities and equity	$101,650	$54,066	$41,311	$22,844	$19,429	$34,221	$81,986	$40,110	$466,404	$862,021
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$64	$129	$193	$192	$190	$732	$1,838	$2,918	$–	$6,256
Network service agreements	2	4	7	7	7	–	–	–	–	27
Automated teller machines	9	20	28	45	46	78	44	–	–	270
Contact center technology	–	–	–	–	–	–	–	–	–	–
Software licensing and equipment maintenance	6	69	6	24	7	32	19	–	–	163
Credit and liquidity commitments
Financial and performance standby letters of credit	180	1,007	2,022	2,497	1,485	3,788	5,022	502	–	16,503
Documentary and commercial letters of credit	41	66	36	14	24	3	15	1	–	200
Commitments to extend credit and liquidity[5,6]	11,675	10,806	6,379	3,676	4,056	8,414	40,395	2,655	1,410	89,466
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	–	561	226	237	187	4	765	–	–	1,980
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘9 months to 1 year’, $2 billion in ‘over 1 to 2 years’ and $6 billion in ‘over 2 to 5 years’.
5	Includes $82 million in commitments to extend credit to private equity investments.
6	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 96

TABLE 73: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)
									As at
								October 31, 2012
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	Specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	Maturity	Total
Assets
Cash and due from banks	$3,435	$–	$–	$–	$1	$–	$–	$–	$–	$3,436
Interest-bearing deposits with banks	12,808	1,290	284	159	34	–	–	9	7,108	21,692
Trading loans, securities, and other[1]	1,942	3,147	3,782	5,353	3,915	8,114	16,049	8,239	43,990	94,531
Derivatives	4,682	2,364	2,468	1,744	1,170	5,438	18,280	24,773	–	60,919
Financial assets designated at fair value through profit or loss	41	772	304	39	207	1,945	2,329	485	51	6,173
Available-for-sale securities	3,905	7,576	2,792	2,444	2,032	12,376	23,534	42,020	1,897	98,576
Securities purchased under reverse repurchase agreements	25,181	23,964	7,683	4,080	3,898	1	1,998	–	2,393	69,198
Loans
Residential mortgages	4,752	2,442	5,180	7,371	5,948	24,487	98,727	23,265	–	172,172
Consumer instalment and other personal	1,320	1,026	2,021	1,909	2,448	9,253	25,619	7,360	66,971	117,927
Credit card	–	–	–	–	–	–	–	–	15,358	15,358
Business and government	12,932	4,384	3,753	3,655	3,509	7,385	24,854	25,155	15,414	101,041
Debt securities classified as loans	70	292	69	50	41	1,087	517	2,868	–	4,994
Total loans	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	97,743	411,492
Allowance for loan losses	–	–	–	–	–	–	–	–	(2,644)	(2,644)
Loans, net of allowance for loan losses	19,074	8,144	11,023	12,985	11,946	42,212	149,717	58,648	95,099	408,848
Customers’ liability under acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	5,344	5,344
Goodwill[2]	–	–	–	–	–	–	–	–	12,311	12,311
Other intangibles[2]	–	–	–	–	–	–	–	–	2,217	2,217
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	4,402	4,402
Current income tax receivable	–	–	–	–	439	–	–	–	–	439
Deferred tax assets	–	–	–	–	–	–	–	–	1,255	1,255
Other assets	7,117	414	214	153	170	251	430	137	5,603	14,489
Total assets	$82,855	$50,171	$28,602	$26,958	$23,812	$70,337	$212,337	$134,311	$181,670	$811,053
Liabilities
Trading deposits	$1,558	$12,326	$11,846	$5,457	$6,230	$226	$610	$521	$–	$38,774
Derivatives	5,098	2,822	2,819	2,184	1,242	6,617	19,071	25,144	–	64,997
Securitization liabilities at fair value	–	1,215	–	1,766	3,180	12,997	4,641	1,525	–	25,324
Other financial liabilities designated at fair value through profit or loss	6	5	2	1	1	2	–	–	–	17
Deposits[3,4]
Personal	4,732	9,139	10,930	7,794	7,858	14,512	12,189	148	224,457	291,759
Banks	7,423	3,291	71	30	31	15	21	16	4,059	14,957
Business and government	17,031	20,688	2,757	3,858	1,238	5,831	16,396	3	113,236	181,038
Total deposits	29,186	33,118	13,758	11,682	9,127	20,358	28,606	167	341,752	487,754
Acceptances	4,670	2,500	52	1	–	–	–	–	–	7,223
Obligations related to securities sold short[1]	676	1,042	490	453	1,203	2,928	7,874	6,255	12,514	33,435
Obligations related to securities sold under repurchase agreements	30,884	4,202	1,443	683	414	48	–	–	1,142	38,816
Securitization liabilities at amortized cost	98	1,570	491	2,112	1,368	3,576	14,239	2,736	–	26,190
Provisions	2	7	12	15	14	26	3	27	550	656
Current income tax payable	–	–	–	–	167	–	–	–	–	167
Deferred tax liabilities	–	–	–	–	–	–	–	–	327	327
Other liabilities	10,081	4,456	1,284	618	1,125	1,482	1,744	680	4,230	25,700
Subordinated notes and debentures	–	–	–	–	–	150	–	11,168	–	11,318
Liability for preferred shares	–	–	–	–	–	–	–	26	–	26
Liability for capital trust securities	–	–	–	–	–	–	–	1,874	350	2,224
Equity	–	–	–	–	–	–	–	–	48,105	48,105
Total liabilities and equity	$82,259	$63,263	$32,197	$24,972	$24,071	$48,410	$76,788	$50,123	$408,970	$811,053
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$61	$120	$175	$169	$162	$681	$1,703	$2,665	$–	$5,736
Network service agreements	2	3	7	7	7	26	–	–	–	52
Automated teller machines	11	22	33	27	32	147	123	–	–	395
Contact center technology	3	6	8	8	3	–	–	–	–	28
Software licensing and equipment maintenance	58	18	12	9	24	94	–	–	–	215
Credit and liquidity commitments
Financial and performance standby letters of credit	106	1,027	1,828	2,095	1,836	2,575	5,240	1,095	–	15,802
Documentary and commercial letters of credit	68	96	53	38	7	3	14	–	–	279
Commitments to extend credit and liquidity[5,6]	14,165	10,074	5,238	3,972	3,159	7,757	33,229	2,722	1,544	81,860
Non-consolidated SPE commitments
Commitments to liquidity facilities for ABCP	–	566	526	271	270	612	–	–	–	2,245
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having ‘no specific maturity’.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
4	Includes $10 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 to 2 years’ and $8 billion in ‘over 2 to 5 years’.
5	Includes $247 million in commitments to extend credit to private equity investments.
6	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 97

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital available in relation to the amount of capital required to carry out the Bank’s strategy and/or satisfy regulatory and internal capital adequacy requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Regulators prescribe minimum levels of capital that are referred to as limits. Managing the capital levels of a financial institution exposes our Bank to the risk of breaching regulatory capital limits.

Who Manages capital adequacy risk

The Board of Directors have the ultimate responsibility for overseeing adequacy of capital and capital management. The Board of Directors reviews the adherence to capital limits and targets; reviews and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee of the Board oversees management’s actions to maintain an appropriate ICAAP framework, commensurate with the Bank’s risk profile. The Chief Risk Officer ensures the Bank’s ICAAP is effective in meeting capital adequacy requirements.

The ALCO establishes and maintains the Global Capital Management Policy for effective and prudent management of the Bank’s capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital limits and targets.

Enterprise Capital Management is responsible for forecasting and monitoring compliance with capital limits and targets, on a consolidated basis. Enterprise Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the ICAAP and Enterprise-Wide Stress Testing (EWST) processes. Business segments are responsible for managing to allocated capital limits.

How We Manage capital adequacy Risk

Capital resources are managed to ensure the Bank’s capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board of Directors determines capital targets in excess of capital limits. The purpose of capital targets is to reduce the risk of a breach of capital limits, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before capital limits are breached. The ALCO manages the Bank’s capital level above the Board Capital Target, taking into account normal capital volatility and strategic requirements. Capital limits and targets are defined in the Global Capital Management Policy.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one year period, associated with management’s target debt rating.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank’s consolidated capital levels are forecast to fall below capital limits or targets. It outlines potential management actions that may be taken to prevent such a breach from occurring.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual capital limits. Capital usage is monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

Legal and Regulatory Compliance Risk

Legal and Regulatory Compliance Risk is the risk associated with the failure to meet the Bank’s legal obligations from legislative, regulatory or contractual perspectives. This includes risks associated with the failure to identify, communicate and comply with current and changing, laws, regulations, rules, self-regulatory organization standards and codes of conduct.

Financial services is one of the most closely regulated industries, and the management of a financial services business such as ours is expected to meet high standards in all business dealings and transactions. As a result, we are exposed to legal and regulatory compliance risk in virtually all of our activities. Failure to meet regulatory and legal requirements not only poses a risk of censure or penalty, and may lead to litigation, but also puts our reputation at risk. Financial penalties, and other costs associated with legal proceedings, and unfavourable judicial or regulatory judgments may also adversely affect TD’s business, results of operations and financial condition.

Regulatory compliance and legal risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. It occurs as part of the normal course of operating our businesses.

Who Manages Legal and regulatory compliance Risk

Business segments and corporate areas are responsible for managing day-to-day legal and regulatory compliance risk, while the Legal, Compliance, Global Anti-Money Laundering and Regulatory Risk (including Regulatory Relationships and Government Affairs) groups assist them by providing advice and oversight.

The Compliance, Global Anti-Money Laundering and Regulatory Risk groups establish risk-based programs and standards to proactively manage known and emerging compliance risk. They also provide independent oversight and deliver operational control processes to comply with applicable legislation and regulatory requirements.

In addition, our Regulatory Risk groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations, facilitate regulatory approvals of new products, and advance the public policy objectives of TD.

Internal and external Legal counsel also work closely with the business segments and corporate functions to identify areas of potential legal and regulatory compliance risk, and actively manage them to reduce TD’s exposure.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 98

How We Manage legal and regulatory compliance Risk

Our Code of Conduct and Ethics helps set the “tone at the top” for a culture of integrity within our organization. The Code stipulates that every business decision and action on TD’s behalf must be assessed in light of what is right, legal and fair. The Code is supported by a number of other policies, training programs and tools, and new employee or director orientation materials, covering a variety of relevant topics, such as anti-money laundering, privacy and anti-corruption practices. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

Business segments and corporate areas manage day-to-day legal and regulatory compliance risk primarily by implementing appropriate policies, procedures and controls. The Legal, Compliance, and Global Anti-Money Laundering groups collectively assist them by:

•	Communicating and advising on regulatory and legal requirements and emerging compliance risks to each business unit as required, including reviewing and approving new products that raise potentially significant legal or regulatory compliance risks.
•	Implementing or assisting with policies, procedures and training.
•	Assessing regulatory and legislative requirements and compliance-related risks using an independent risk-based approach.
•	Independently monitoring and testing for adherence to certain regulatory and legal requirements, as well as the effectiveness of associated key internal controls.
•	Tracking, escalating and reporting significant issues and findings to senior management and the Board of Directors.
•	Liaising with regulators, as appropriate, regarding new or revised legislation, or regulatory guidance or regulatory examinations.

Our policies and processes also provide for the timely escalation of potential or actual significant legal or regulatory issues to enable senior management and the Board of Directors to effectively perform their management and oversight responsibilities.

While it is not possible to completely eliminate legal risk, the Legal Department also works closely with business segments and other corporate areas to identify and manage risk associated with contractual obligations and plays a gatekeeper function for unacceptable legal risk. The Legal Department also manages litigation risk within the TD Risk Appetite Statement.

Reputational Risk

Reputational risk is the potential that stakeholder impressions, whether true or not, regarding the Bank’s business practices, actions or inactions, will or may cause a decline in the institution’s value, brand, liquidity or customer base.

A company’s reputation is a valuable business asset in its own right, essential to optimizing shareholder value and, as such, is constantly at risk. Reputational risk can arise as a consequence of any of the organization’s activities and cannot be managed in isolation from other forms of risk. All risk categories can have an impact on reputation, which in turn can impact the brand, earnings and capital.

Who Manages Reputational Risk

Ultimate responsibility for managing risks to TD’s reputation lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The enterprise Reputational Risk Committee is the executive committee with enterprise-wide responsibility for making decisions on reputational risks. The Committee’s purpose is to ensure that new and existing business activities, transactions, products or sales practices that are referred to it are reviewed at a sufficiently broad and senior level so that the associated reputational risk issues are fully considered.

In addition, every employee and representative of our organization has a responsibility to contribute in a positive way to our reputation. This means following ethical practices at all times, complying with applicable policies, legislation and regulations and ensuring our stakeholder interactions are positive. Reputational risk is most effectively managed when every individual works continuously to protect and enhance our reputation.

HOW WE MANAGE REPUTATIONAL RISK

Our enterprise-wide Reputational Risk Management Policy is approved by the Risk Committee of the Board. This policy sets out the framework under which each business unit is required to implement a reputational risk policy and procedures. These include designating a business-level committee to review reputational risk issues and to identify issues to be brought to the enterprise Reputational Risk Committee.

We also have an enterprise-wide New Business and Product Approval Policy with defined and documented processes to approve new products and new business. This includes structured transactions in our Wholesale business. These processes involve committees with representation from the businesses and control functions, and include consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: 1) direct risks associated with the ownership and operation of our business, which includes management and operation of company-owned or managed real estate, fleet, business operations and associated services; 2) indirect risks associated with the environmental performance or environmental events such as changing climate patterns that may impact our retail customers and of clients to whom TD provides financing or in which TD invests; 3) identification and management of emerging environmental regulatory issues; and 4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

Who Manages Environmental Risk

The Executive Vice President Community, Environment and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD’s main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD’s business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

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How We Manage Environmental Risk

We manage environmental risks within the Environmental Management System (EMS) which consists of three components: an Environmental Policy, an Environmental Management Framework and Environmental Procedures and Processes. Our EMS is consistent with the ISO 14001 international standard, which represents industry best practice. Our Environmental Policy reflects the global scope of TD’s environmental activities.

Within our Environmental Management Framework, we have identified a number of priority areas and have made voluntary commitments relating to these.

Our environmental performance is publicly reported within our annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD’s global operations maintained carbon neutral status in 2013. We continued to make progress in meeting our voluntary environmental commitments to 1) reduce our carbon emissions by 1 tonne/employee by 2015; and 2) reduce our North American paper usage by 20% by 2015 (relative to a 2010 baseline).

During 2013, TD applied our Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale, commercial and retail businesses. These procedures include assessment of our clients’ policies, procedures and performance on material environmental and related social issues, such as climate risk, biodiversity, water risk, stakeholder engagement and free, prior and informed consent of Aboriginal peoples. Within Wholesale Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. TD has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within our annual Corporate Responsibility Report.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI.

We proactively monitor and assess policy and legislative developments, and maintain an ‘open door’ approach with environmental and community organizations, industry associations and responsible investment organizations.

For more information on our environmental policy, management and performance, please refer to our Corporate Responsibility Report, which is available at our website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

How Risk Is Managed At TD Ameritrade

TD Ameritrade’s management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade’s Board, particularly through its Risk Committee and Audit Committee of the Board. TD monitors the risk management process at TD Ameritrade through its participation in TD Ameritrade’s board and management governance and protocols.

Pursuant to the Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of 12 members of TD

Ameritrade’s Board of Directors including the Bank’s Group President and Chief Executive Officer, its Executive Vice President of Retail Banking, Products and Services, two independent directors of TD and a former independent director of TD. TD Ameritrade’s bylaws, which state that the Chief Executive Officer’s appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade’s Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD’s percentage ownership in TD Ameritrade and certain other limited exceptions. Currently, the directors we designate participate in a number of TD Ameritrade Board committees, including chairing the Audit Committee and the HR and Compensation Committee and participating in the Risk Committee and Corporate Governance Committee.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent TD requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between TD and TD Ameritrade to coordinate necessary intercompany information flow. In addition to regular communication at the Chief Executive Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade’s operating results and key risks. As well, certain functions such as Internal Audit, Finance and Compliance, have relationship protocols that allow for the sharing of information on risk and control issues. TD has established a compliance committee, pursuant to a U.S. federal supervisory letter, which provides a holistic overview of key compliance issues and developments across all TD businesses in the U.S. including TD Ameritrade. Risk issues are reported up to TD’s Risk Committee as required.

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ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank’s accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes to the Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of structured entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies and significant judgments, estimates and assumptions under IFRS, see Notes 2 and 3 to the Bank’s Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition (a ‘loss event’) and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counter-party specific level. If there is no objective evidence of impairment at the counter-party specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan (including a debt security classified as a loan) is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan (a ‘loss event’) to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management’s best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management’s judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for incurred but not identified credit losses and may result in a change in the related allowance for credit losses.

FAIR VALUE MEASUREMENT

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

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The inherent nature of private equity investing is that the Bank’s valuation will change over time as the underlying investment matures and an exit strategy is developed and realized. Estimates of fair value may also fluctuate due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

For certain types of equity instruments, fair value is assumed to approximate carrying value where the range of reasonable valuation techniques is significant and the probabilities of such valuation techniques cannot be reasonably assessed. In such instances, fair value may not be reliably measured due to the equity instruments unique characteristics, including trading restrictions or that quoted market prices for similar securities are not available.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5 to the Bank’s Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets has been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset has been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price earnings multiples, discount rates and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank’s pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rate, compensation increases, health care cost trend rate, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to measure plan obligations is based on long-term high quality corporate bond yields as at October 31. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in increases or decreases in the pension and non-pension post-retirement benefit plan obligations which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.

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Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank to reduce costs in a sustainable manner and achieve greater operational efficiencies. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. The main assumption underlying these techniques is that a company’s past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies.

The Bank’s mortality assumptions have been derived from a combination of its own experience and industry experience. Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. The Bank bases its estimates of future lapse rates on previous experience when available, or industry experience. Estimates of future policy administration expenses are based on the Bank’s previous and expected future experience.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity, particularly complex entities. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity. The Bank also exercises judgment when determining whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty. These decisions are made based on the specific facts and circumstances relevant for the entity and related transaction(s) under consideration. These judgments are discussed further in Note 2 to the Bank’s Consolidated Financial Statements.

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Current and Future Changes in Accounting Policies

CURRENT CHANGES IN ACCOUNTING POLICIES

The following new and amended standards have been adopted by the Bank.

Presentation of Other Comprehensive Income

Effective November 1, 2012, the Bank adopted the amendments to IAS 1, Presentation of Financial Statements (IAS 1), issued in June 2011, which require entities to group items presented in other comprehensive income on the basis of whether they might be reclassified to the Consolidated Statement of Income in subsequent periods and items that will not be reclassified to the Consolidated Statement of Income. The amendments did not address which items are presented in other comprehensive income and did not change the option to present items net of tax. The amendments to IAS 1 were applied retrospectively and did not have a material impact on the financial position, cash flows or earnings of the Bank.

Consolidation

The following new and amended guidance relates to consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (IFRS 10), which replaces IAS 27, Consolidated and Separate Financial Statements (IAS 27), and SIC-12, Consolidation – Special-Purpose Entities (SIC-12); and
•	IFRS 11, Joint Arrangements (IFRS 11).

The Bank also adopted related amendments to IFRS 10 and any conforming changes to related standards.

The standards and amendments result in a revised definition of control applicable to all entities. Each of the above standards is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013 for the Bank, and have been applied retrospectively to these Consolidated Financial Statements, allowing for certain practical exceptions and transition relief. In order to adopt the above standards the Bank reassessed its consolidation analyses for all of its investees, including but not limited to, its subsidiaries, associates, joint ventures, structured entities such as special purpose entities (SPEs) and its involvement with other third party entities. Additional detail on the implementation of these standards is noted below.

Consolidated Financial Statements

On November 1, 2012, the transition date, the Bank’s adoption of IFRS 10 resulted in the deconsolidation of TD Capital Trust IV (Trust IV) which was previously consolidated by the Bank. Upon deconsolidation of Trust IV, the TD Capital Trust IV Notes (TD CaTS IV Notes) issued by Trust IV were removed from the Bank’s Consolidated Financial Statements. This resulted in a decrease to liabilities related to capital trust securities of $1.75 billion which was replaced with an equivalent amount of deposit note liabilities issued by the Bank to Trust IV. The impact to the Bank’s opening retained earnings was a decrease of approximately $5 million due to the interest rate differential between the TD CaTS IV Notes and the deposit notes. Other than the deconsolidation of Trust IV, IFRS 10 did not result in a material impact on the financial position, cash flows, or earnings of the Bank.

Joint Arrangements

IFRS 11 replaces guidance previously provided in IAS 31 Interests in Joint Ventures (IAS 31) and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard outlines the principles relating to the accounting for joint arrangements which are arrangements where two or more parties have joint control. It also requires use of the equity method of accounting when accounting for joint ventures as compared to proportionate consolidation which was the accounting policy choice adopted by the Bank under IAS 31. On November 1, 2012, the transition date, the Bank’s adoption of IFRS 11 did not result in a material impact on the financial position, cash flows or earnings of the Bank.

Employee Benefits

The amendments to IAS 19, Employee Benefits, issued in June 2011, eliminate the corridor approach for actuarial gains and losses, requiring the Bank to recognize immediately all actuarial gains and losses in other comprehensive income. Net interest expense or income is calculated by applying the discount rate to the net defined benefit liability or asset, and will be recorded in the Consolidated Statement of Income, along with present and past service costs for the period. Plan amendment costs will be recognized in the period of a plan amendment, irrespective of its vested status. Curtailments are recognized in income by the Bank when the curtailment occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. Furthermore, a termination benefit obligation will be recognized when the Bank can no longer withdraw the offer of the termination benefit, or when it recognizes related restructuring costs.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013 for the Bank, and have been applied retrospectively to these Consolidated Financial Statements.

The amendments were applied on November 1, 2011, and resulted in an increase to deferred tax assets of $74 million, a decrease to other assets of $112 million, an increase in other liabilities of $98 million and a decrease to retained earnings of $136 million.

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Disclosure of Interests in Other Entities

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to present information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities; risk exposures arising from involvement with unconsolidated structured entities; non-controlling interest holders’ involvement in the activities of consolidated entities; and the Bank’s exposure to associates and joint ventures. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013 for the Bank, and is to be applied retrospectively, allowing for certain practical exceptions and transition relief. The adoption of IFRS 12 is not expected to have a material impact on the consolidated financial statements of the Bank; however the standard will result in additional disclosures. The additional disclosures required under IFRS 12 will be included in the October 31, 2014 annual financial statements.

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Fair Value Measurement

IFRS 13, Fair Value Measurement (IFRS 13), provides a single framework for fair value measurement and applies when other IFRS require or permit fair value measurements or disclosures. The standard provides guidance on measuring fair value using the assumptions that market participants would use when pricing the asset or liability under current market conditions. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013 for the Bank, and is to be applied prospectively. This new standard is not expected to have a material impact on the financial position, cash flows or earnings of the Bank; however the standard will result in additional fair value disclosures.

Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7, Financial Instruments: Disclosure (IFRS 7), issued in December 2011, provide common disclosure requirements intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. While the IFRS 7 amendments will result in additional disclosures, the amendments are not expected to have a material impact on the consolidated financial statements of the Bank. The IFRS 7 amendments are effective for annual periods beginning on or after January 1, 2013, which was November 1, 2013 for the Bank. The disclosures required by the IFRS 7 amendments will be presented by the Bank as at October 31, 2014 on a retrospective basis.

Presentation and Disclosures – Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation, which clarifies the existing requirements for offsetting financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank. The Bank is continuing to assess the impact of adopting IAS 32 amendments.

Levies

In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval by the IASB, issued IFRIC 21, Levies (IFRIC 21). IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this interpretation.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), reflects the IASB’s work on the replacement of IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and will be completed and implemented in three separate phases: 1) Classification and measurement of financial assets and liabilities; 2) Impairment methodology; and 3) Hedge accounting. General hedge accounting requirements have been added as part of phase 3 of the IFRS 9 project, while accounting for macro hedging has been decoupled from IFRS 9 and will now be considered and issued as a separate standard. The IASB decided in November 2013 to delay the mandatory effective date of IFRS 9 and to leave open the mandatory effective date pending the finalization of the impairment requirements. The Bank is currently monitoring the impact of adopting IFRS 9, as well as any potential future amendments thereto, including the proposed accounting for macro hedging.

Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB issued amendments to IAS 39 which provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedge accounting instrument meets certain criteria. The IAS 39 amendments are effective for annual periods beginning on or after January 1, 2014, which will be November 1, 2014 for the Bank, and is to be applied retrospectively. The IAS 39 amendments are not expected to have a material impact on the financial position, cash flows or earnings of the Bank.

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ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2013. Based on that evaluation, the Bank’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank’s disclosure controls and procedures were effective as of October 31, 2013.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

The Bank’s management has used the criteria established in 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank’s internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2013, the Bank’s internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2013. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2013.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2013, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 106

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

TABLE 74: LOAN PORTFOLIO – Loans Maturity
(millions of Canadian dollars)
				As at
	Remaining term to maturity
	Under 1 year	1 to 5 years	Over 5 years	Total
			October 31, 2013
Canada
Residential mortgages	$21,286	$139,175	$3,928	$164,389
Consumer instalment and other personal
HELOC	46,630	14,949	2	61,581
Indirect Auto	509	9,307	4,850	14,666
Other	12,933	1,507	753	15,193
Credit card	15,288	–	–	15,288
Total personal	96,646	164,938	9,533	271,117
Real estate
Residential	5,021	4,799	3,865	13,685
Non-residential	4,962	1,780	1,411	8,153
Total real estate	9,983	6,579	5,276	21,838
Total business and government (including real estate)	40,694	13,997	9,581	64,272
Total loans – Canada	137,340	178,935	19,114	335,389
United States
Residential mortgages	246	98	20,601	20,945
Consumer instalment and other personal
HELOC	7,974	164	2,469	10,607
Indirect Auto	3,368	12,248	707	16,323
Other	138	313	82	533
Credit card	6,900	–	–	6,900
Total personal	18,626	12,823	23,859	55,308
Real estate
Residential	833	1,400	1,237	3,470
Non-residential	1,433	5,884	4,767	12,084
Total real estate	2,266	7,284	6,004	15,554
Total business and government (including real estate)	7,830	24,511	22,659	55,000
Total loans – United States	26,456	37,334	46,518	110,308
Other International
Personal	1	9	–	10
Business and government	1,746	491	3	2,240
Total loans – Other international	1,747	500	3	2,250
Other loans
Debt securities classified as loans	676	1,200	1,868	3,744
Acquired credit-impaired loans	661	867	957	2,485
Total other loans	1,337	2,067	2,825	6,229
Total loans	$166,880	$218,836	$68,460	$454,176

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 107

TABLE 74: LOAN PORTFOLIO – Loans Maturity (cont'd)
(millions of Canadian dollars)
				As at
		Remaining term to maturity
	Under 1 year	1 to 5 years	Over 5 years	Total
				October 31, 2012
Canada
Residential mortgages	$25,530	$123,174	$5,543	$154,247
Consumer instalment and other personal
HELOC	50,606	13,588	559	64,753
Indirect Auto	2,244	8,683	3,038	13,965
Other	12,239	2,210	125	14,574
Credit card	14,236	–	–	14,236
Total personal	104,855	147,655	9,265	261,775
Real estate
Residential	3,840	5,700	2,937	12,477
Non-residential	3,988	1,965	1,299	7,252
Total real estate	7,828	7,665	4,236	19,729
Total business and government (including real estate)	34,759	14,146	6,892	55,797
Total loans – Canada	139,614	161,801	16,157	317,572
United States
Residential mortgages	117	35	17,210	17,362
Consumer instalment and other personal
HELOC	7,304	215	2,603	10,122
Indirect Auto	2,918	9,747	801	13,466
Other	81	305	104	490
Credit card	1,097	–	–	1,097
Total personal	11,517	10,302	20,718	42,537
Real estate
Residential	950	1,106	959	3,015
Non-residential	2,475	4,192	4,164	10,831
Total real estate	3,425	5,298	5,123	13,846
Total business and government (including real estate)	13,297	16,047	17,837	47,181
Total loans – United States	24,814	26,349	38,555	89,718
Other International
Personal	1	10	–	11
Business and government	2,208	431	14	2,653
Total loans – Other international	2,209	441	14	2,664
Other loans
Debt securities classified as loans	522	1,604	2,868	4,994
Acquired credit-impaired loans	979	1,734	1,054	3,767
Total other loans	1,501	3,338	3,922	8,761
Total loans	$168,138	$191,929	$58,648	$418,715

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 108

TABLE 74: LOAN PORTFOLIO – Loans Maturity (cont'd)
(millions of Canadian dollars)
				As at
		Remaining term to maturity
	Under 1 year	1 to 5 years	Over 5 years	Total
				October 31, 2011
Canada
Residential mortgages	$51,358	$90,289	$650	$142,297
Consumer instalment and other personal
HELOC	56,758	8,770	3	65,531
Indirect Auto	2,032	8,311	3,264	13,607
Other	12,524	2,031	825	15,380
Credit card	8,094	–	–	8,094
Total personal	130,766	109,401	4,742	244,909
Real estate
Residential	4,607	4,254	1,877	10,738
Non-residential	3,349	1,384	1,166	5,899
Total real estate	7,956	5,638	3,043	16,637
Total business and government (including real estate)	35,360	10,795	5,565	51,720
Total loans – Canada	166,126	120,196	10,307	296,629
United States
Residential mortgages	83	32	12,380	12,495
Consumer instalment and other personal
HELOC	6,473	270	2,911	9,654
Indirect Auto	2,897	6,477	367	9,741
Other	115	221	113	449
Credit card	892	–	–	892
Total personal	10,460	7,000	15,771	33,231
Real estate
Residential	1,363	1,090	648	3,101
Non-residential	1,551	4,440	3,452	9,443
Total real estate	2,914	5,530	4,100	12,544
Total business and government (including real estate)	12,115	15,846	13,892	41,853
Total loans – United States	22,575	22,846	29,663	75,084
Other International
Personal	2	10	–	12
Business and government	2,703	801	16	3,520
Total loans – Other international	2,705	811	16	3,532
Other loans
Debt securities classified as loans	1,297	1,443	3,771	6,511
Acquired credit-impaired loans	1,891	2,361	1,308	5,560
Total other loans	3,188	3,804	5,079	12,071
Total loans	$194,594	$147,657	$45,065	$387,316

TABLE 75: LOAN PORTFOLIO – Rate Sensitivity
(millions of Canadian dollars)
						As at
	October 31, 2013		October 31, 2012		October 31, 2011
	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years
Fixed Rate	$158,435	$45,395	$133,730	$37,781	$90,753	$28,301
Variable Rate	60,401	23,065	58,199	20,867	56,904	16,764
Total	$218,836	$68,460	$191,929	$58,648	$147,657	$45,065

The change in the Bank’s allowance for credit losses for the years ended October 31, 2013, October 31, 2012 and October 31, 2011 are shown in the following tables.

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 109

TABLE 76: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)
	2013	2012	2011
Allowance for loan losses – Balance at beginning of year	$2,644	$2,314	$2,309
Provision for credit losses	1,631	1,795	1,490
Write-offs
Canada
Residential mortgages	20	18	11
Consumer instalment and other personal
HELOC	18	16	12
Indirect Auto	160	155	155
Other	274	310	329
Credit card	543	335	365
Total personal	1,015	834	872
Real estate
Residential	2	3	3
Non-residential	3	4	3
Total real estate	5	7	6
Total business and government (including real estate)	104	108	102
Total Canada	1,119	942	974
United States
Residential mortgages	33	42	30
Consumer instalment and other personal
HELOC	65	101	74
Indirect Auto	231	145	55
Other	74	67	69
Credit card	56	50	54
Total personal	459	405	282
Real estate
Residential	16	91	113
Non-residential	59	84	60
Total real estate	75	175	173
Total business and government (including real estate)	191	385	373
Total United States	650	790	655
Other International
Personal	–	–	–
Business and government	–	–	–
Total other international	–	–	–
Other loans
Debt securities classified as loans	11	–	48
Acquired credit-impaired loans[1,2]	38	112	39
Total other loans	49	112	87
Total write-offs against portfolio	1,818	1,844	1,716
Recoveries
Canada
Residential mortgages	3	4	4
Consumer instalment and other personal
HELOC	2	3	1
Indirect Auto	35	20	20
Other	55	51	48
Credit card	101	46	43
Total personal	196	124	116
Real estate
Residential	1	1	–
Non-residential	1	1	1
Total real estate	2	2	1
Total business and government (including real estate)	28	25	27
Total Canada	224	149	143
United States
Residential mortgages	17	15	9
Consumer instalment and other personal
HELOC	4	6	3
Indirect Auto	64	35	14
Other	22	19	20
Credit card	5	5	4
Total personal	112	80	50
Real estate
Residential	8	8	9
Non-residential	10	13	8
Total real estate	18	21	17
Total business and government (including real estate)	49	57	71
Total United States	161	137	121
Other International
Personal	–	–	–
Business and government	–	–	–
Total other international	–	–	–
Other loans
Debt securities classified as loans	–	–	–
Acquired credit-impaired loans[1,2]	9	1	–
Total other loans	9	1	–
Total recoveries on portfolio	394	287	264
Net write-offs	(1,424)	(1,557)	(1,452)
Disposals	(41)	–	–
Foreign exchange and other adjustments	46	20	(28)
Total allowance for credit losses	2,856	2,572	2,319
Less: Allowance for off-balance sheet positions[3]	1	(72)	5
Allowance for loan losses – Balance at end of year	$2,855	$2,644	$2,314
Ratio of net write-offs in the period to average loans outstanding	0.33%	0.39%	0.40%
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “FDIC Covered Loans” section in Note 7 of the Bank’s Consolidated Financial Statements.
3	The allowance for credit losses for off-balance sheet instruments is recorded in Provisions on the Consolidated Balance Sheet.
TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 110

TABLE 77: AVERAGE DEPOSITS
(millions of Canadian dollars, except as noted)
					For the year ended
	October 31, 2013			October 31, 2012			October 31, 2011
		Total	Average		Total			Total
	Average	interest	rate	Average	interest	Average	Average	interest	Average
	balance	expense	paid	balance	expense	rate paid	balance	expense	rate paid
Deposits booked in Canada[1]
Non-interest bearing demand deposits	$4,050	$–	–%	$4,218	$–	–%	$3,622	$–	–%
Interest bearing demand deposits	35,768	443	1.24	34,699	251	0.72	29,725	136	0.46
Notice deposits	144,463	459	0.32	127,564	528	0.41	113,982	482	0.42
Term deposits	110,648	2,039	1.84	112,516	2,371	2.11	97,131	2,341	2.41
Total deposits booked in Canada	294,929	2,941	1.00	278,997	3,150	1.13	244,460	2,959	1.21

Deposits booked in the United States
Non-interest bearing demand deposits	7,544	–	–	5,742	–	–	3,923	–	–
Interest bearing demand deposits	897	3	0.33	504	1	0.20	59	–	–
Notice deposits	170,255	1,222	0.72	149,300	1,243	0.83	130,038	1,180	0.91
Term deposits	70,034	248	0.35	58,299	256	0.44	52,826	236	0.45
Total deposits booked in the United States	248,730	1,473	0.59	213,845	1,500	0.70	186,846	1,416	0.76

Deposits booked in the other international
Non-interest bearing demand deposits	10	–	–	–	–	–	–	–	–
Interest bearing demand deposits	2,557	6	0.23	2,802	12	0.43	2,310	7	0.30
Notice deposits	28	–	–	26	–	–	31	–	–
Term deposits	9,435	41	0.43	7,912	8	0.10	8,847	84	0.95
Total deposits booked in other international	12,030	47	0.39	10,740	20	0.19	11,188	91	0.81
Total average deposits	$555,689	$4,461	0.80%	$503,582	$4,670	0.93%	$442,494	$4,466	1.01%
1	As at October 31, 2013, deposits by foreign depositors in our Canadian bank offices amounted to $7 billion (October 31, 2012 – $7 billion, October 31, 2011 – $3 billion).

TABLE 78: DEPOSITS – Denominations of $100,000 or greater[1]
(millions of Canadian dollars)
					As at
	Remaining term to maturity
	Within 3	3 months to	6 months to	Over 12
	months	6 months	12 months	months	Total
	October 31, 2013
Canada	$25,229	$5,196	$8,695	$36,036	$75,156
United States	41,595	15,634	7,974	1,684	66,887
Other international	11,141	4,504	77	18	15,740
Total	$77,965	$25,334	$16,746	$37,738	$157,783

	October 31, 2012
Canada	$32,421	$4,885	$8,524	$26,869	$72,699
United States	27,605	13,537	12,876	1,741	55,759
Other international	8,907	127	17	–	9,051
Total	$68,933	$18,549	$21,417	$28,610	$137,509

	October 31, 2011
Canada	$19,970	$5,339	$7,989	$28,737	$62,035
United States	33,264	7,998	6,524	2,028	49,814
Other international	5,321	371	17	33	5,742
Total	$58,555	$13,708	$14,530	$30,798	$117,591
1	Deposits in Canada, U.S. and Other international include wholesale and retail deposits.

TABLE 79: SHORT-TERM BORROWINGS
(millions of Canadian dollars, except as noted)
			As at
	October 31, 2013	October 31, 2012	October 31, 2011
Obligations related to securities sold under repurchase agreements
Balance at year-end	$34,414	$38,816	$25,991
Average balance during the year	46,234	42,578	32,603
Maximum month-end balance	$42,726	$40,349	$30,037
Weighted-average rate at October 31	0.43%	0.42%	0.47%
Weighted-average rate during the year	0.45%	0.58%	0.57%

TD BANK GROUP • RECAST 2013 MANAGEMENT’S DISCUSSION AND ANALYSIS Page 111